1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 21, 2008	By	/s/ Zhang Baocai
Zhang Baocai,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2007

The Company is pleased to announce the operating results of the Group for the year ended 31st December, 2007:

•

The Group’s net sales for the year ended 31st December, 2007 was RMB14,560.6 million (approximately US$2,080.6 million, or HK$16,234.4 million), representing an increase of RMB2,553.3 million (approximately US$364.9 million, or HK$2,846.8 million), or 21.3% as compared with the 2006 net sales of RMB12,007.3 million (approximately US$1,537.7 million, or HK$11,951.1 million).

•

The Group’s net income attributable to the equity holders of the Company for the year ended 31st December, 2007 was RMB3,230.5 million (approximately US$461.6 million, or HK$3,601.9 million), representing an increase by 36.1% as compared with the 2006 net income attributable to the equity holders of the Company of RMB2,373.0 million (approximately US$303.9 million, or HK$2,361.9 million).

•

To express our gratitude to the Shareholders, the Board proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at the sum of RMB836.1 million (approximately US$119.5 million, or HK$932.2 million) (tax included) or RMB0.17 (approximately US$0.024, or HK$0.190) per share (tax included). The proposed dividends payment will be presented to the Shareholders for approval at the Company’s 2007 AGM, and (if so approved) will be paid to all Shareholders within two months after the 2007 AGM is held.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“Yanzhou Coal”, “Company” or “the Company”	means	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	means	the Company and its subsidiaries;

“Yankuang Group”, “the Controlling Shareholder”, or “Parent Company”	means	Yankuang Corporation Group Limited, a company with limited liability established in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company;

“Yulin Neng Hua”	means	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 97% non-wholly owned subsidiary of the Company, mainly undertaking the construction and operation of 0.6 million tonnes of methanol project;

“Yushuwan Coal Mine Company”	means	Shaanxi Yushuwan Coal Mine Company Limited, a joint venture to be invested by the Company, Zhengda Energy & Chemicals Company Limited and Yushen Coal Company Limited of Yushen City and mainly undertaking construction and operation of Yushuwan coal mine, of which 41% equity interest will be held by the Company;

“Heze Neng Hua”	means	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 96.67% non-wholly owned subsidiary of the Company, mainly undertaking the development of Juye coal field in Shandong province;

“Shanxi Neng Hua”	means	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly undertaking the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	means	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% non-wholly owned subsidiary of Shanxi Neng Hua, mainly undertaking the production and operation of Tianchi coal mine;

“Tianhao Chemicals”	means	Shanxi Tianhao Chemicals Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 99.85% non-wholly owned subsidiary of Shanxi Neng Hua, mainly undertaking the construction and operation of the 0.1 million tonnes methanol project;

“Yancoal Australia Pty”	means	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly undertaking the management of the projects invested in Australia by the Company;

“Austar Company”	means	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia Pty Limited, mainly undertaking the construction and operation of Austar coal mine;

“Railway Assets”	means	the railway asset specifically used for transportation of coal for the Company;

“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited;

“Hong Kong Listing Rules”	means	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as revised from time to time);

“H Shares”	means	overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange; and

“A Shares”	means	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange.

FINANCIAL HIGHLIGHTS

(Prepared in accordance with International Financial Reporting Standards (“IFRS”)) The financial highlights are prepared based on the financial information set out in the audited summary of consolidated income statement, summary of consolidated balance sheet, and summary of consolidated statement of cash flows of the Group in 2007, 2006, 2005, 2004 and 2003.

Operating Results

	Year ended 31st December
	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)	2004 (RMB’000)	2003 (RMB’000)

Net sales
Net sales of coal	14,356,930	11,846,948	11,353,485	10,354,337	6,794,335
Of which: the Company	13,451,697	11,710,664	11,353,485	10,354,337	6,794,335
Domestic	12,831,496	9,365,857	8,421,462	7,406,988	4,337,089
Export	620,201	2,344,807	2,932,023	2,947,349	2,457,246
Shanxi Neng Hua	243,571	21,875	—	—	—
Yancoal Australia Pty	661,662	114,409	—	—	—
Net Income of Railway Transportation Services	203,714	160,399	163,437	220,771	154,585
Total Net Sales	14,560,644	12,007,347	11,516,922	10,575,108	6,948,920
Gross Profit	7,228,720	5,817,278	6,228,334	6,023,405	3,193,897
Interest Expenses	(27,222)	(26,349)	(24,611)	(35,942)	(59,966)
Income Before Income Taxes	4,543,313	3,726,624	4,419,973	4,673,332	1,974,918
Net Income attributable to equity holders of the Company	3,230,450	2,372,985	2,881,461	3,154,317	1,386,686
Earnings per Share	RMB0.66	RMB0.48	RMB0.59	RMB0.66	RMB0.30
Dividend per ShareNote 1	RMB0.170	RMB0.200	RMB0.220	RMB0.260	RMB0.164

Notes 1: Dividend per share of year 2007 represents the dividend proposed.

Assets and Liabilities

	31st December
	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)	2004 (RMB’000)	2003 (RMB’000)

Net Current Assets	5,808,755	6,043,863	7,522,121	5,774,466	2,045,252
Net Book Value of Property, Plant and Equipment	13,524,594	12,139,939	9,318,486	8,537,150	8,616,373
Total Assets	26,187,400	23,458,749	21,254,444	18,336,697	13,909,804
Total Borrowings	344,956	403,138	231,827	441,057	650,859
Equity attributable to equity holders of the Company	21,417,537	18,931,779	17,618,577	15,523,751	11,083,239

Net Asset Value per Share	RMB4.35	RMB3.85	RMB3.58	RMB5.05	RMB3.86
Return on Net Assets (%)	15.07	12.53	16.35	20.32	12.51

Summary Statement of Cash Flows

	Year ended 31st December
	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)	2004 (RMB’000)	2003 (RMB’000)

Net Cash from Operating Activities	4,558,649	3,767,156	3,939,274	4,418,381	2,701,236
Increase (Decrease) in Cash and Cash Equivalent	(250,995)	(1,149,916)	667,529	3,192,966	479,599
Net Cash Flow per Share from Operating Activities	RMB0.93	RMB0.77	RMB0.80	RMB1.44	RMB0.94

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 2007 and the notes thereto are set out in the appendix to this announcement.

REVIEW OF OPERATIONS

The following discussion is based on the Group’s audited financial results for the two years ended 31st December 2007 prepared in accordance with IFRS.

ACHIEVEMENTS IN 2007

In 2007, raw coal production was 35.64 million tonnes, 35.11 million tonnes of salable coal sold and the railway transportation volume of coal reached 17.86 million tonnes. In 2007, net sales of the Company was RMB14,560.6 million, of which RMB14,356.9 million was attributed to the net sales of coal and RMB203.7 million was attributed to the railway transportation services (calculated on ex-mine basis and on the basis of transportation expenses being borne by the customers on designated railway assets), and the net income attributable to the equity holders of the Company amounted to RMB3,230.5 million.

COAL PRODUCTION

In 2007, the raw coal production was 35.64 million tonnes, representing a decrease of 0.41 million tonnes or 1.1% as compared to the same period last year, among which, (1) the raw coal production of the Company was 32.83 million tonnes, representing a decrease of 2.66 million tonnes or 7.5%, as compared to the same period last year; (2) the raw coal production of Shanxi Neng Hua was 1.23 million tonnes, representing an increase of 1.11 million tonnes or 925.0% as compared with the same period last year because Tianchi coalmine commenced its commercial operation in November 2006; and (3) the raw coal production of Yancoal Australia Pty was 1.58 million tonnes, representing an increase of 1.14 million tonnes or 259.1% as compared with the same period last year because Austar coalmine commenced its commercial operation in October 2006.

The output of salable coal of the Group was 34.56 million tonnes in 2007, representing a decrease of 0.08 million tonnes, or 0.2%, as compared with that of 2006, among which, (1) the output of the Company’s coal for sale was 32.07 million tonnes, representing a decrease of 2.02 million tonnes or 5.9%, as compared with that of 2006; (2) the output of salable coal of Shanxi Neng Hua was 1.22 million tonnes, representing an increase of 1.10 million tonnes or 916.7% as compared with that of 2006; and (3) the output of salable coal of Yancoal Australia Pty was 1.27 million tonnes, representing an increase of 0.84 million tonnes or 195.3% as compared with that of 2006.

PRODUCT PRICES AND SALES

The following table sets out the coal prices of the Group for the two years ended 31st December, 2007:

	2007 (RMB/tonnes)	2006 (RMB/tonnes)
1. The Company
Clean Coal
No.1 Clean Coal	593.88	505.38
No.2 Clean Coal	585.60	479.40
Domestic	593.87	493.02
Export	345.10	442.53
No.3 Clean Coal	456.29	377.72
Domestic	476.75	387.10
Export	358.90	362.55
Lump Coal	563.85	427.88
Average Price for Clean Coal	520.60	414.58
Domestic	538.88	429.92
Export	356.98	382.13
Screened Raw Coal	338.85	289.89
Mixed Coal and Others	157.42	147.17
Average Coal Price of The Company	414.02	341.12
of which: domestic	417.24	332.19
2. Shanxi Neng Hua	204.13	155.22
3. Yancoal Australia Pty	465.10	594.55

Notes:	The coal prices represent the invoice prices less sales tax, transportation cost and miscellaneous fees for coal sales.

The average coal price of the Company was RMB414.02/tonne in 2007, representing an increase of RMB72.90/tonne or 21.4% as compared with that of 2006, among which: the average domestic coal price was RMB417.24/tonne, representing an increase of RMB85.05/tonne or 25.6% as compared with that of 2006; the average export coal price was RMB356.98/tonne, representing a decrease of RMB25.15/tonne or 6.6% as compared with that of 2006.

Decrease in average export coal price of the Company was mainly due to the export of 0.83 million tonnes of coal of the Company in the first quarter of 2007 (accounting for 47.7% of the Company’s total export in 2007), the contract of which was entered into in 2006, resulting in a decreased contract price as compared with that of the same period in 2006.

For the year 2007, the average coal price of Shanxi Neng Hua was RMB204.13/tonne.

For the year 2007, the average coal price of Yancoal Australia Pty was RMB465.10/tonne.

The following table sets out the Group’s sales volume and net sales of coal in terms of product categories for the financial years ended 31st December 2007 and 2006, respectively:

	Year ended 31st December
	2007			2006
	Sales volume (‘000 Tonnes)	Net sales of coal (RMB’000)	% of total net sales of coal (%)	Sales volume (‘000 Tonnes)	Net sales of coal (RMB’000)	% of total net sales of coal (%)

1. The Company
Clean Coal
No.1 Clean Coal	712.9	423,385	3.0	869.3	439,320	3.7
No.2 Clean Coal	7,260.0	4,251,462	29.6	5,566.3	2,668,468	22.5
Domestic	7,018.5	4,168,125	29.0	4,064.2	2,003,752	16.9
Export	241.5	83,337	0.6	1,502.1	664,716	5.6
No.3 Clean Coal	8,616.2	3,931,502	27.4	12,129.7	4,581,674	38.7
Domestic	7,120.4	3,394,638	23.7	7,495.6	2,901,583	24.5
Export	1,495.8	536,864	3.7	4,634.1	1,680,091	14.2
Lump Coal	693.0	390,726	2.7	555.4	237,649	2.0
Subtotal for Clean Coal	17,282.1	8,997,075	62.7	19,120.7	7,927,111	66.9
Domestic	15,544.8	8,376,874	58.4	12,984.5	5,582,304	47.1
Exports	1,737.3	620,201	4.3	6,136.2	2,344,807	19.8
Screened Raw Coal	11,357.5	3,848,454	26.8	10,826.4	3,138,506	26.5
Mixed Coal and Others	3,850.7	606,168	4.2	4,383.1	645,047	5.4
Subtotal for The Company	32,490.3	13,451,697	93.7	34,330.2	11,710,664	98.8
Of which: Domestic	30,753.0	12,831,496	89.4	28,194.0	9,365,857	79.0
2. Shanxi Neng Hua	1,193.2	243,571	1.7	140.9	21,875	0.2
3. Yancoal Australia Pty	1,422.6	661,662	4.6	192.4	114,409	1.0
Total for the Group	35,106.1	14,356,930	100.0	34,663.5	11,846,948	100.0

The Group sold 35.11 million tonnes of coal in 2007, representing an increase of 0.45 million tonnes or 1.3% as compared with that of 2006, among which, (1) the sales volume of the Company was 32.49 million tonnes, representing a decrease of 1.84 million tonnes or 5.4%, of which domestic sales volume was 30.75 million tonnes, representing an increase of 2.56 million tonnes or 9.1% as compared with that of 2006; export sales volume was 1.74 million tonnes, representing a decrease of 4.40 million tonnes or 71.7% as compared with that of 2006. The change in sales structure is principally due to timely adjustment of product variety by the Company in light of the market needs which increased domestic sales; (2) sales volume of Shanxi Neng Hua was 1.19 million tonnes, representing an increase of 1.05 million tonnes or 750.0% as compared with that of 2006; and (3) sales volume of Yancoal Australia Pty was 1.42 million tonnes, representing an increase of 1.23 million tonnes or 647.4% as compared with that of 2006.

The Group’s coal products are exported to the East Asia, such as Japan and South Korea. Net export sales of coal in 2007 accounted for 8.9% of the Group’s total net sales of coal.

Domestic sales of the Group’s coal products are mainly concentrated in the eastern part of China, especially in the Shandong Province.

The following table sets out the Company’s net sales of coal in terms of geographical regions for the years ended 31st December 2007 and 2006, respectively:

	Year ended 31st December
	2007		2006
	Net sales of coal (RMB’000)	% of total net sales of coal (%)	Net sales of coal (RMB’000))	% of total net sales of coal (%)

1. The Company
Eastern China
Shandong Province	9,224,497	64.3	6,544,702	55.2
Jiangsu Province	1,055,567	7.4	677,333	5.7
Zhejiang Province	492,588	3.4	449,143	3.8
Shanghai	365,363	2.5	506,584	4.3
Other Provinces in Eastern China	889,748	6.2	386,876	3.2
Subtotal for Eastern China	12,027,763	83.8	8,564,638	72.2
Southern China	803,733	5.6	801,219	6.8
Export	620,201	4.3	2,344,807	19.8
Subtotal for the Company	13,451,697	93.7	11,710,664	98.8
2. Shanxi Neng Hua	243,571	1.7	21,875	0.2
3. Yancoal Australia Pty	661,662	4.6	114,409	1.0
Total for the Group	14,356,930	100.0	11,846,948	100.0

Note:	Other provinces in the eastern part of China include Anhui Province, Fujian Province and

Jiangxi Province whereas the provinces in the southern part of China includes Guangdong Province and Hunan Province.

Most of the Group’s coal sales were made to power plants, metallurgical mills, chemical plants etc.

The following table sets out the Group’s net sales of coal by industries for the financial years ended 31st December 2007 and 2006, respectively:

	Year ended 31st December
	2007		2006
	Net sales of coal (RMB’000)	% of total net sales of coal (%)	Net sales of coal (RMB’000))	% of total net sales of coal (%)

1. The Company
Domestic	12,831,496	89.4	9,365,857	79.0
Power plants	3,073,592	21.4	2,696,769	22.7
Metallurgical mills	1,002,281	7.0	607,888	5.1
Construction material/chemical companies	4,668,472	32.5	2,037,326	17.2
Fuel trading companies/others	4,087,151	28.5	4,023,874	34.0
Export	620,201	4.3	2,344,807	19.8
Power plants	536,864	3.7	1,680,091	14.2
Metallurgical mills	83,337	0.6	664,716	5.6
Total for the Company	13,451,697	93.7	11,710,664	98.8
2. Shanxi Neng Hua	243,571	1.7	21,875	0.2
3. Yancoal Australia Pty	661,662	4.6	114,409	1.0
Total for the Group	14,356,930	100.0	11,846,948	100.0

RAILWAY ASSETS

In 2007, railway transportation volume of the Company was 17.86 million tonnes, representing a decrease of 1.63 million tonnes or 8.4% as compared with that of 2006. Net income from railway transportation services of the Company was RMB203.7 million in 2007, representing an increase of RMB43.315 million or 27.0% as compared with that of 2006, which is principally due to an increase of 3.23 million tonnes in the volume of coal deliveries, of which the transportation expenses were borne by the customers.

OPERATING EXPENSES AND COST CONTROL

In 2007, the total operating expenses of the Group were RMB10,186.6 million,

representing an increase by RMB1,766.4 million, or 21.0%, as compared with that of 2006, of which: (1) costs of sales and costs of railway transportation service have increased by RMB1,141.8 million or 18.4% as compared with that of 2006; (2) the sales and general administrative expenses have increased by RMB624.6 million or 28.0% as compared with that of 2006. The total operating expenses to total net sales have decreased to 70.0% from 70.1% in 2006.

The following table sets out the Group’s principal operating expenses, which are also expressed in percentages of the total net sales for the two years ended 31st December 2007 and 2006, respectively:

	Year ended 31st December
	2007	2006	2007	2006
	(RMB’000)		(% of total net sales of coal)
Net sales
Net sales of coal	14,356,930	11,846,948	98.6	98.7
Net income of railway transportation service	203,714	160,399	1.4	1.3
Total net sales	14,560,644	12,007,347	100.0	100.0
Costs of sales and costs of railway transportation service
Materials	1,257,433	1,320,596	8.6	11.0
Wages and employee welfare	2,392,447	1,646,018	16.4	13.7
Electricity	377,686	336,284	2.6	2.8
Depreciation	1,121,557	962,963	7.7	8.0
Land subsidence, restoration, rehabilitation and environmental costs	833,282	742,985	5.7	6.2
Repairs and maintenance	441,511	327,151	3.0	2.7
Annual fee and amortization of mining rights	28,708	25,049	0.2	0.2
Transportation expenses	105,930	106,572	0.7	0.9
Other costs	773,370	722,451	5.3	6.0
Total cost of sales and costs of railway transportation service	7,331,924	6,190,069	50.4	51.6
Sales, general and administrative expenses	2,854,677	2,230,142	19.6	18.6
Total operating expenses	10,186,601	8,420,211	70.0	70.1

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group for the year ended 31st December 2007 and the notes thereto included elsewhere in this report.

YEAR ENDED 31ST DECEMBER, 2007 COMPARED WITH YEAR ENDED 31ST DECEMBER 2006

The net sales in 2007 was RMB14,560.6 million, representing an increase of RMB2,553.3 million, or 21.3%, compared with RMB12,007.3 million in 2006, including (1) realized net sales of coal of RMB14,356.9 million, among which (i) realized net sales of coal of the Company was RMB13,451.7 million, representing an increase of RMB1,741 million or 14.9% compared with RMB11,710.7 million in 2006. Such increase was mainly due to an increase of average coal price resulting in an increase of net sales of coal by RMB2,368.5 million; and a decrease of coal sales volume resulting from the decrease of net sales by RMB627.5 million; (ii) net sales of coal of Shanxi Neng Hua was RMB243.6 million in 2007, representing an increase of RMB221.7 million or 1,013.5% as compared with RMB21.875 million in 2006. Such increase was mainly due to the increase of sales volume; (iii) net sales of coal of Yancoal Australia Pty was RMB661.7 million in 2007, representing an increase of RMB547.3 million or 478.4% compared with RMB114.4 million in 2006. Such increase was mainly due to the increase of sales volume; (2) net income from railway transportation service was RMB203.7 million, representing an increase of RMB43.315 million, or 27.0%, from RMB160.4 million in 2006. Such increase was principally due to an increase of 3.23 million tonnes in the volume of coal deliveries, of which the transportation expenses were borne by the customers.

Cost of sales and cost of railway transportation service increased by RMB1,141.8 million or 18.4%, to RMB7,331.9 million in 2007, as compared to RMB6,190.1 million in 2006. Among which: (1) the cost of coal sales of the Company was RMB6,367.7 million, representing an increase of RMB526.3 million or 9.0% as compared with RMB5,841.4 million in 2006. Unit cost of coal sales of the Company was RMB196.00, representing an increase of RMB25.85 or 15.2% as compared with RMB170.15 in 2006. The increase was mainly due to : (i) the Company charged retirement insurance and wage surcharge of production workers (which was previously charged to selling, general and administrative expenses) to sales cost, which increased the cost of coal sales per tonne by RMB13.27; (ii) the decrease of sales volume of 1,840,000 tonnes as compared with the previous year, resulting in an increase in unit fixed cost which in turn increased cost of coal sales per tonne by RMB6.74; (iii) the increase in staff wage resulting in an increase in cost of coal sales per tonne by RMB5.26; (iv) the commodity price hike led to an increase of maintenance expense of material and supplies assets, which in turn led to an increase in cost of coal sales per tonne by RMB2.1; (v) the Company enhanced cost control and partially offset impacts from such cost increases. (2) the cost of coal sales of Shanxi Neng Hua was RMB191.2 million in 2007, representing an increase of RMB175.3 million or 1,101.8% as compared with that of 2006. The per tonne unit cost of coal sales of Shanxi Neng Hua was RMB160.24; and (3) the cost of coal sales of Yancoal Australia Pty was RMB600.7 million in 2007, representing an increase of RMB365.7 million or 155.6% as compared with that of 2006. The per tonne unit cost of coal sales of Yancoal Australia Pty was RMB422.27.

Selling, general and administrative expenses were RMB2,854.7 million in 2007, representing an increase of RMB624.6 million or 28.0% from RMB2,230.1 million of 2006, among which (1) sales, general and administrative expenses of the Company have increased by RMB599.3 million or 29.4% to RMB2,638.3 million from RMB2,039.0 million in 2006, which was mainly due to: (i) increase in the number of employees and rising salary level resulting in an increase in wages by RMB210.5 million as compared with the same period of previous year; (ii) expenses for mine structure written-off increased by RMB308.4 million as compared with the same period of previous year; (iii) since 1st August 2007, in accordance with the requirements of the People’s Government of Jining City, Shandong Province, the Company made provision of RMB8 per tonne of raw coal production for coal price adjustment fund, which increased selling, general and administrative expenses by RMB105.4 million; (iv) exchange loss increased by RMB66.246 million as compared with the same period of previous year; (v) other operation loss increased by RMB102.7 million as compared with the same period of previous year; (vi) the commodity price hike resulted in an increase in expenses for maintenance of material and supplies assets, office and other expenses by RMB51.502 million as compared with the same period of previous year; (vi) the Company enhanced science and technology investment, which resulted in an increase of research and development expenses by RMB48.823 million as compared with the same period of previous year; (viii) during the reporting period, the Company charged retirement insurance and wage surcharge of production workers (which was previously charged to selling, general and administrative expenses) to cost of sales, which resulted in a decrease in sales, general and administrative expenses by RMB335.3 million as compared with the same period of previous year; (2) selling, general and administrative expenses of Shanxi Neng Hua increased by RMB63.762 million or 616.2% to RMB74.109 million in 2007 from RMB10.347 million in 2006; (3) selling, general and administrative expenses of Yancoal Australia Pty decreased by RMB85.103 million or 76.4% to RMB26.332 million in 2007 from RMB111.4 million in 2006; and (4) the organizational cost and administration expenses of the projects under construction and other administrative expenses were RMB99.575 million.

Other operating income increased by RMB33.093 million or 20.0% to RMB198.9 million in 2007 from RMB165.8 million in 2006. This was mainly due to: (1) the gain on sales of auxiliary materials increased by RMB13.956 million as compared with the same period last year; and (2) the interest income from bank deposits increased by

RMB9.192 million.

Interest expenses increased by RMB873,000 or 3.3% to RMB27.222 million in 2007 from RMB26.349 million in 2006.

Income before income taxes increased by RMB816.7 million, or 21.9%, to RMB4,543.3 million in 2007 from RMB3,726.6 million in 2006.

Income attributable to the equity holders of the Company increased by RMB857.5 million, or 36.1%, to RMB3,230.5 million in 2007 from RMB2,373.0 million in 2006.

Total assets have increased by RMB2,728.7 million or 11.6% to RMB26,187.4 million as at 31st December, 2007 from RMB23,458.7million as at 31st December 2006. This was principally resulted from the Company’s production and operation activities.

Total liabilities have increased by RMB233.8 million or 5.2% to RMB4,698.8 million as at 31st December, 2007 from RMB4,465.0 million as at 31st December, 2006.

Equity attributable to equity holders of the Company has increased by RMB2,485.7 million or 13.1% to RMB21,417.5 million as at 31st December, 2007 from RMB18,931.8 million as at 31st December, 2006. Such increase was mainly due to the increase in profit from operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In 2007, the Group’s principal source of capital was the cash flow from operations. The Group has utilised its capital mainly for payment of operating expenses, purchase of property, machinery and equipment, payment of Shareholders’ dividends and investment in the establishment of Huadian Zouxian Power Generation Company Limited.

The net cash flow from operating activities increased by RMB791.4 million or 21.0% to RMB4,558.6 million in 2007 from RMB3,767.2 million in 2006.

As at 31st December 2007, the bills and accounts receivable were RMB2,753.5 million, representing an increase of RMB541.6 million or 24.5% from RMB2,211.9 million as at 31st December, 2006, among which bills receivable has increased by RMB634.6 million or 31.7% to RMB2,639.0 million as at 31st December, 2007 from RMB2,004.4 million as at 31st December, 2006, which was mainly due to increase of bank acceptance bills. Accounts receivable has decreased by RMB92.955 million or 44.8% to RMB114.5 million as at 31st December, 2007 from RMB207.5 million as at 31st December, 2006. Such decrease was mainly due to (1) a decrease in new accounts receivable of the Company during this reporting period; and (2) a decrease in the balance of account receivable resulted from the strengthening efforts in debt collection by the Company.

As reviewed and approved at the 16th meeting of the third session of the board of directors of the Company held on 18 April, 2008, impairment loss on accounts receivable and other receivables of RMB8.62 million was written-off.

As at 31st December, 2007, inventories have decreased by RMB139.5 million or 24.1% to RMB440.1 million from RMB579.6 million as at 31st December, 2006. Such decrease was due to decrease in coal inventories.

Prepayment and other current assets have increased by RMB95.163 million or 41.1% to RMB326.7 million as at 31st December, 2007, from RMB231.5 million as at 31st December, 2006. Such increase was mainly due to: (1) the prepayment of deposit for geological protection of coal fields of RMB200 million; and (2) the advances to suppliers decreased by RMB73.986 million.

As at 31st December, 2007, bills and accounts payable have decreased by RMB88.168 million or 11.8% to RMB657.5 million from RMB745.7 million as at 31st December, 2006.

Other payables and accrued expenses have increased by RMB771.4 million or 40.6% to RMB2,671.1 million as at 31st December, 2007 from RMB1,899.7 million as at 31st December, 2006, which was principally due to: (1) customer’s deposits increased by RMB267.8 million; (2) accrued wages increased by RMB126.5 million; (3) payables in respect of purchases of property, plant and equipment and construction materials increased by RMB172.6 million; (4) accrued payments for coal price adjustment fund was RMB105.4 million; and (5) accrued freight charges increased by RMB77.493 million.

Long-term liabilities have decreased by RMB37.651 million or 5.9% to RMB599.3 million as at 31st December 2007 from RMB637.0 million as at 31st December, 2006.

Pursuant to the Acquisition Agreement of Jining III Coal Mine in the year 2000, the Company has paid the Controlling Shareholder RMB13.248 million for the acquisition of the mining rights of Jining III Coal Mine during this reporting period.

In 2007, the Company contributed RMB900 million to the establishment of Huadian Zouxian Power Generation Company Limited and classify the investment as an associate company. Such payment was made out of the Company’s internal resources.

As at 31st December, 2007, the Group’s debt to equity ratio was 1.6%, which was calculated on the basis of the equity attributable to the equity holders of the Company and total amount of borrowings amounting to RMB21,417.5 million and RMB345 million, respectively.

The Group’s capital expenditure for purchase of property, machinery and equipment for year 2007 is RMB2,928.0 million, which decreased by RMB435.4 million or 12.9% as compared with RMB3,363.4 million for year 2006, which was mainly due to the decrease in the number of projects under construction and purchase of machinery and equipment as compared with that in 2006.

The Group’s capital expenditure for year 2008 is expected to be RMB3,679.0 million, which is intended to be made out of the Company’s internal resources.

The capital expenditure for the year 2007 and the estimated capital expenditure for the year 2008 of the Group are set out in the following table.

	2008 (Estimated) (RMB million)	2007 (RMB million)
The Company	1,137.2	713.2
Yulin Neng Hua	1,080.8	1,579.3
Heze Neng Hua	1,241.7	337.9
Shanxi Neng Hua	194.2	81.9
Yancoal Australia Pty	25.2	215.8
Total	3,679.0	2,928.1

Considering the sufficiency in cash flow and capital sources of the Group, the Company believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

In 2007, the Company and all its subsidiaries incorporated in the PRC are still subject to an income tax rate of 33% on its taxable profits in 2007 and Yancoal Australia Pty is still subject to an income tax rate of 30% on its taxable profits.

CHAIRMAN’S STATEMENT

Benefiting from the rapid economic development in China, price recovery of fundamental energy, steady increase in coal price and the great support of all the shareholders of the Company (the “Shareholders”) and the hard work of our staff, the Group achieved an outstanding result in 2007 through optimization of product and sale structure, enhancement of product quality, more stringent cost control and other operation strategies. The net income attributable to equity holders of the Company for the year 2007 was RMB3,230.5 million, representing an increase of 36.1% over that of the same period in 2006.

To express our gratitude to the Shareholders, the board of the directors of the Company (the “Board” or the “Directors”) proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at the sum of RMB836.1 million (tax included) or RMB0.17 per share (tax included).

ACHIEVEMENTS IN 2007

Stable Production of coal in 2007. Austar Coalmine in Australia and Shanxi Nenghua Tianchi Coalmine have been put into operations which have further expanded the production and sales volume and the operation scale of the Group. However, under the impact of port quota and natural disaster, the annual coal sales of Austar coalmine was 1.42 million tonnes which was below the sales target of 2 million tonnes set at the beginning of the year. The Company’s coalmines have been affected by the environment of State coalmine safety supervision and the adjustment in production system at the relevant coalmines, with production and sales volume of the Company decreased as compared with those at the same period of the previous year, and failed to meet the sales target of 34.5 million tonnes set at the beginning of the year. In 2007, the output of raw coal of the Company was 35.64 million tonnes, representing a decrease of 1.1% over that of 2006; sales of coal of the Company was 35.11 million tonnes, representing an increase of 1.3% over that of 2006; despite the decrease in production capacity, the net income attributable to the equity holders of the Company was RMB3,230.5 million, representing an increase of 36.1% over that of 2006.

Constructions of new projects have been making progress according to plans. The 100,000 tonnes methanol project of Shanxi Neng Hua has entered into the trial production stage and will commence its operation in the second quarter of 2008. The 600,000 tonnes methanol project of Yulin Neng Hua has entered into the stage of key equipment installation and adjustment and will commence its operation in the second half of 2008. The filing and approval processes in relation to the acquisition of mining rights regarding Shandong Zhaolou Colamine have been completed. The main electricity supply, wind forcing, water drainage and underground parking systems have also been formed. Application for the establishment of the Yushuwan coalmine project in Shaanxi Province has been submitted. The establishment of the joint equity corporation, Huadian Zouxian Power Generating Company Limited, has further extended the industrial chain of the Group.

Improvement in the corporate governance of the Company as a result of operation standardisation. Based on the standardized systems and enhancement of professionalism within the Company, the internal control system has been established to further improve the internal control business process and system, and has commenced specialized projects on corporate governance. In 2007, the Company was selected as the “Standard & Poor Greater China Selected Stocks Portfolio”, the “SEE Corporate Governance Stocks”, “Top 100 Best Investors Relationship Management in China in 2006”and “Top 100 Securities in China in 2006”. The Company has also been awarded as the “Outstanding Board in Coal Industry in China”, “No. 7 Global Coal and Consumption Fuel Enterprise”, “Most Respected Listed Company in China”, “China (Coal) Annual Brand in the World Market in 2007”. All the above achievements have further enhanced the Company’s brand value.

Fulfillment in social responsibilities, and achievement in scientific development. The Company has fulfilled its social responsibilities at various stages of production operation and has achieved harmonious corporate growth in line with the environmental and social development. In 2007, the Company achieved safe production of zero death rate in the production of million tonnes of raw coal, together with clean production of approximately 1.2kg of mixture in 10 thousand tonnes of clean coal, all of these have maintained its leading position in the world. To enhance resource utilization, the Company has achieved a coal recovery rate of 80%, a shaft water utilization rate of 92%, and a waste utilization rate of 100%. The Company was named the “Environmental Friendly Coal Enterprise in China” by China Environment Protection Association, with three coalmines of the Company listed among the first ten coalmines in China which fulfilled the relevant requirements.

OUTLOOK FOR 2008

The demand and supply of coal in the domestic market have met an overall equilibrium. The coal price is maintaining at a high level, especially the price of high quality thermal coal which is expected to be stabilized at a higher level, while the price of clean coking coal in short supply will still have room for upward price adjustment. It is expected that the price of low quality coal will slightly decrease.

Since China’s economic growth rate in 2008 is rated at 8% by the PRC government, the demand of coal for electricity, metallurgy, chemical, building materials and other fundamental industries will remain strong as they sustain a relatively high development pace. The domestic coal resource supply will be increased due to additional production from the newly constructed coalmines as well as implementation by the PRC government of related policies to reduce coal export, which at the same time increase coal import. The bottleneck of railway coal transportation capacity will still limit coal supply. The PRC Government will continue to regulate and close down sub-standard coalmines and set out stricter safety production requirements. The “Coal Industry Policy” promulgated by the State Development and Reform Commission further limits entrance to the industry, regulates development order, improves withdrawal mechanism and sets out an industry prospect and structure in favor of development of large scale coal groups so as to enhance concentration in coal industry in the PRC. The PRC government has suspended application for exploration rights, so as to prevent any possible excess coal production capacity as a result of over investment, and enhance the steady development of the coal market in the PRC.

Coal is expected to be in short supply in the international market, and the coal price will be significantly higher than that of 2007. As the prices of international oil and natural gas have reached successive new high records, the position of coal as basic energy will be further enhanced. Major coal suppliers around the world will experience diminishing increase in coal supply, while Australia is limited by port capacity, China, Vietnam, Indonesia, South Africa and other countries will not significantly increase coal export as they would like to meet domestic demand for coal. The aggregate global demand for coal will continue to increase as a result of the rapid development in electricity and metallurgy industries in Asia Pacific region, with more than 50% of global coal trading volume, will lead to a strong demand for quality thermal coal and coking coal. Since March 2008, spot price for Australian BJ thermal coal has stayed at approximately US$120 per tonne. It is expected that international coal price will increase significantly in 2008 as compared with that of 2007, and will remain volatile at a high level.

The average coal sales price of the Group is expected to increase significantly in 2008. Currently, the Company has signed domestic coal sales contracts and intentions amounting to 32.30 million tonnes, among which the average net contract price of sales contracts amounting to 9.51 million tonnes with increased by 38.10% over that of 2007; while price of the coal sales intentions of 22.79 million tonnes will fluctuate in accordance with changes in the market. The sales plan in relation to export coal is 500,000 tonnes and the negotiation for export coal has not completed yet. However, the Company expects a significant increase in contract price of export coal as compared with that of 2007.

The sales target of the Group for the year 2008 is 34.40 million tonnes, including (i) the Company’s sales target of 31.60 million tonnes; (ii) Shanxi Neng Hua’s sales target of 1.2 million tonnes; and (iii) Yancoal Australia’s sales target of 1.6 million tonnes.

OPERATING STRATEGIES

In 2008, the Company will continue to encounter various types of pressures and challenges such as to resettle the villages located above the coal field, increase in costs, volatility in coal price, difficulties in acquiring new coal resources. The resettlement of the villages located above the coal field exists generally in the economic cycles of coalmines in the eastern part of China. The Company is not able to rule out any risk affecting its production as may be caused by the untimely resettlement of villages located above the coal fields. Moreover, factors such as general price hike, increase in expenses caused by policies will have a negative impact on the cost control of the Company; state macroeconomic adjustment policies, changes in supply and demand of coal, and transportation capacity of coal will cause volatility in coal price while the upward movement in the price of coal resources will increase the operation costs of external expansion of the Company.

The Company will continue to improve its profitability and Shareholders’ return through implementation of strategies relating to organic development and external expansion in parallel. In 2008, the Company will focus on the following operating strategies:

Expediting the existing projects construction and continuously seek for new acquisition opportunities. The PRC government authority has put more emphasis on the development of coal chemical industry. With high prices of methanol products, the industry is positioned in an upward channel. The Company will leverage such excellent policies circumstance for coal chemical industry to ensure the commencement of production of the 100,000 tonnes methanol project of Shanxi Neng Hua and the 600,000 tonnes methanol project of Yulin Neng Hua in 2008. The Company will form a solid foundation for the development of its coal chemical products through enhancement of product quality, profitability and brand image of the Company. The Company will also accelerate the trial production in the fourth quarter of Zhaolou coalmine in Shandong Province and the establishment of Yushuwan coalmine in Shaanxi Province. Meanwhile, through expanding assets scale of coal mines, developing and expanding the further processing of coal, the Company will continue to seek new investment opportunities of coal reserves both in the PRC and abroad. Save and except the factors such as increase in expenses as a result of new policies, the Company will try to keep the increase rate in coal sales cost below 15% as compared with that of 2007.

Improving operation management, effective cost control and enhancing profitability of the existing coal mines. First, the Company will stabilize the output and sales volume of its headquarters, emphasizing on optimizing the coalmine production system. Second, the Company will improve the marketing and sales system and continue to implement the “Three Nil Project” and the “Four Optimizations”, adjust products’ variety mix, increase production percentage of high quality clean coal, raise the sales percentage of strategic customers, improve spot auction sales model and leverage the distribution network of the Company to expand the scale of operation of the Company. Third, by giving prominence to management and cost control, the Company will ensure effective cost control through steady improvement to be made in the financial control systems, strengthening of capital budgeting management, further expansion of budget range in terms of controllable costs and improving performance assessment systems.

Regulating operations and improving social responsibilities of the Company. The Company intends to further enhance the establishment of its internal control system and improve its internal control of work flow and system, establish and accomplish related functional departments, enhance corporate governance and strive for a further regulated operation. It is also the intention of the Company to comply with the relevant PRC laws and regulations in relation to environmental protection, saving of resources and reduction of disposals. Through its reliance on technological advancement, steady growth in the economy and a healthy ecological environment, the Company will maintain a steady economic development so as to express it gratitude to the Shareholders’ support and to achieve a stable and harmonious enhancement of social stability and efficiency.

On behalf of the Board

/s/ Wang Xin
Wang Xin
Chairman

REPORT OF BOARD OF DIRECTORS

The Board is pleased to submit the Report of the Board of Directors for the year 2007 together with the audited financial statements of the Group for the year ended 31st December, 2007.

PRINCIPAL ACTIVITIES

The Group is principally engaged in underground coal mining, preparation and processing, sales and railway transportation of coal.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2007 as proposed by the Board is as follows:

(Prepared in accordance with PRC GAAP)

RMB’000

Net profit attribute to the shareholders of the Company	2,693,298
Unappropriated profits at the beginning of year	6,307,126
Appropriation to statutory surplus reserve	286,822
Distributable profits	8,713,602
Dividends payable – annual cash dividends for previous year as approved at the annual general meeting	983,680
Unappropriated profits at the end of the year	7,729,922
of which: Proposed cash dividends after the date of the balance sheet	836,128

The proposed profit appropriation will be presented to the Shareholders for approval at the forthcoming 2007 annual general meeting of the Company (the “2007 AGM”).

Pursuant to the articles of association of the Company (the “Articles”), the Company’s financial statements should be prepared in accordance with the PRC GAAP and the relevant laws and regulations as well as the IFRS and the accounting standards of the places in which the shares of the Company are listed. For the purpose of determining the dividends payable to the Shareholders in the relevant year, the lower of the profits after taxation in the financial statements prepared according to these two accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends after the date of balance sheet for the year 2007.

DIVIDENDS

The Directors have decided to propose at the 2007 AGM a payment of cash dividends for the year 2007 at the amount of RMB836.1 million (tax included) or RMB0.17 per share (tax included). Subject to approval by the Shareholders at the 2007 AGM, the above dividends will be declared and paid to all Shareholders within two months after the 2007 AGM (if so approved).

Pursuant to the Articles, cash dividends payable to the Shareholders shall be calculated and declared in RMB. Cash dividends payable to holders of the Company’s domestic shares shall be paid in RMB, while cash dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of goods purchased and services attributable to the Company’s five largest suppliers was less than 30% of the total purchase of the Company in 2007.

Net sales to the Company’s five largest domestic customers accounted for less than 30% of the Company’s total net sales in 2007.

RESERVES

Details of changes in the reserves for the year ended 31st December, 2007 and details of the distributable reserves of the Company as at 31st December, 2007 are set out in Note 35 and Note 45 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in Note 33 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

PROPERTY, PLANT AND EQUIPMENT

Details of movements property, plant and equipment during the year ended 31st December, 2007 are set out in Note 25 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

EMPLOYEES’ PENSION SCHEME

Details of the employees’ pension scheme of the Company are set out in Note 42 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

ON-GOING CONNECTED TRANSACTIONS

The on-going connected transactions between the Group and Yankuang Group for the year 2007 included the following three aspects:

1. On-going Supply of Materials and Services

The on-going supply of materials and services between the Group and Yankuang Group are executed in accordance with the Provision of Materials and Water Supply Agreement, the Provision of Electricity Agreement, Provision of Labor and Services Agreement, the Provision of Equipment Maintenance and Repair Works Agreement and the Provision of Products and the Materials Agreement entered into between the Company and Yankuang Group on 10th January, 2006, each with an effective term from 1st January, 2006 to 31st December, 2008. These agreements and the respective annual caps for such transactions for the each of the three financial years have been approved by the independent Shareholders on 24th March, 2006.

Details of the on-going connected transactions are set out in the “Announcement on Continuing Connected Transactions of Yanzhou Coal Mining Company Limited”, which was published in China Securities Journal and Shanghai Securities News in China and Wen Wei Po and South China Morning Post in Hong Kong on 11th January, 2006 as well as in the circular of the Company dated 1st February, 2006.

Details of on-going supply of materials and services between the Group and Yankuang Group for the year 2007 are shown in the following table.

No.	Types of Connected Transaction	Agreement	Annual cap for the year 2007 (RMB’000)	Value of transactions for the year 2007 (RMB’000)
1	Materials and water purchased from Yankuang Group	“Provision of Materials and Water Supply Agreement”	565,200	454,649
2	Fuel and power purchased from Yankuang Group	“Provision of Electricity Agreement”	400,000	368,993
3	Labor and services provided by Yankuang Group	“Provision of Labor and Services Agreement”	912,700	718,482
4	Maintenance and repair services provided by Yankuang Group	“Provision of Equipment Maintenance and Repair Works Agreement”	300,000	215,102
5	Products and materials sold to Yankuang Group	“Provision of Products and Services Agreement”	3,050,000	1,610,106

2. Mining Right Fee

According to the approval granted by the relevant state-owned assets management and coal industry management authorities when the Company was incorporated, and pursuant to the Mining Right Agreement entered into between the Company and Yankuang Group in October, 1997 as amended by the supplemental agreement entered in February, 1998, the Company has to pay RMB12.98 million per year to Yankuang Group as mining right fees of Nantun Coalmine, Xinglongzhuang Coalmine, Dongtan Coalmine, Baodian Coalmine and Jining II Coalmine (the “Five Coalmines”), which have been owned by the Company since its incorporation. Pursuant to the relevant agreements, Yankuang Group was authorised to collect the mining rights fee for ten years from 1997. After ten years, if the government promulgates any applicable new regulations governing payment of mining right fees, such regulations will apply.

During this reporting period, the Company has paid RMB12.98 million as the mining right fee for the Five Coalmines to Yankuang Group.

In September, 2006, the State Council approved the “Implementation Proposal on Pilot Reform for Promoting System for Paid Use of Coal Resources” jointly issued by the Ministry of Finance, the Ministry of Land & Resources and the National Development and Reform Commission, which stipulates that if any enterprise obtains coal mining rights not for value, and if such mining rights are explored and ascertained based on investment by the relevant PRC government authority, such enterprise shall pay a mining right fee upon completion of evaluation of the resource reserve remaining. Shandong Province is one of the pilots designated for the use of paid mining rights. As at this reporting date, detailed implementation rules regarding the use of paid coal mining rights of Shandong Province have not been issued.

The mining rights of all other coal mines owned by the Company and its subsidiaries were acquired for value.

3. Payment of Pension Fund

Pursuant to the Agreement Relating to Provision of Administrative Services for Pension Fund and Retirement Benefits entered into on 10th January, 2006, Yankuang Group undertakes to be responsible for the management of the payments of the pension insurance fund for the Group’s employees as well as management of the payments of pension and other benefits to retirees of the Group (the “Endowment Insurance Fund”) on a free of charge basis. Such transaction constitutes an exempt continuing connected transaction which has been approved by the Board. The annual limit of the amount of the Endowment Insurance Fund to be paid by the Company for the year 2007 as approved at the 4th Meeting of the Third Session of the Board on 4th

March, 2006 was RMB 695 million. The amount actually paid by the Company for the year 2007 was RMB692.912 million.

Views of the Independent non-executive Directors on the connected transactions of the Company

The Company’s independent non-executive Directors have reviewed the on-going connected transactions for the Group in the year 2007 and confirmed that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties than terms available to or from the Group; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the on-going supply of materials and services stated under the paragraph headed”1. On-going Supply of Materials and Services” above has not exceeded the annual cap for the year 2007 approved by independent Shareholders on 24th March, 2006.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain agreed-upon procedures in respect of the continued connected transactions of the Company. The auditors have reported their factual findings on these procedures to the Directors.

ACQUISITION OF CONNECTED ASSETS

Mining Right Consideration for Jining III Coalmine

Pursuant to the Jining III Coalmine Acquisition Agreement entered into between the Company and Yankuang Group in 2000, the consideration for the mining rights of Jining III Coalmine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest. Payment has commenced since 2001 and in 2007, the Company has paid a total of RMB13.248 million to Yankuang Group.

Establishment of Yankuang Group Finance Company Limited

At the 13th meeting of the third session of the Board held on 3rd August, 2007, the establishment of Yankuang Group Finance Company Limited jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment Company Limited was approved. Its principal activities include internal transfer and settlement of funds among different accounts of its members, attract deposits from its members, extend loans to its members etc. The name and principal activities of the company are subject to the approval by China Banking Regulatory Commission and the confirmation by the industry and commerce registration authorities. The proposed registered capital of the company is RMB500 million, of which the Company will contribute RMB125 million, representing 25% of the equity interest.

As at this reporting date, the procedures for the establishment of Yankuang Group Finance Company Limited have not been completed.

Heze Neng Hua’s Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Neng Hua from Yankuang Group in December 2005. According to the relevant acquisition agreements, Heze Neng Hua has the right to acquire mining rights of Zhoulou Coalmine at any time within 12 months from Yankuang Group’s acquisition of the mining rights of Zhaolou Coalmine.

On 28th June, 2006, Yankuang Group obtained the mining right certificate of Zhaolou Coalmine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company for the year 2008 held on 30th January, 2008, the purchase of the mining rights of Zhaolou Coalmine by Heze Neng Hua from Yankuang Group at a consideration of RMB747.3 million was approved. The acquisition is still pending the final approval by the relevant regulatory authorities in charge of national land and resources.

For details of the transaction, please refer to the “Announcement on Connected Transaction of Yanzhou Coal Mining Limited Company” dated 4th December, 2007 and the circular of the Company dated 14th December, 2007 in respect of the connected transaction and the proposal for amendments to the articles of association of the Company.

HOUSING SCHEME

According to the Provision of Labour and Services Agreement (which is set out in the paragraph headed “On-going Supply of Materials and Services” in the section headed “On-going Connected Transactions”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the incidental expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount agreed by mutual agreement. Such expenses amounted to RMB86.2 million and RMB86.269 million in 2006 and 2007, respectively.

Since 2002, the Company has paid to its employees a housing allowance, which is based on a fixed percentage of the employees’ wages, for their purchase of residences. In the year 2007, the employees’ housing allowances paid by the Company amounted to RMB176.2 million in total.

Details of the housing scheme are set out in Note 43 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

SUBSTANTIAL CONTROLLED COMPANIES OR JOINT STOCK COMPANIES OF THE COMPANY

(RMB’000)

Name of Company	Nature of Business	Main Products or Services	Registered Capital	Registered capital contributed by the Company	Total assets as at 31st December, 2007	Net assets as at 31st December, 2007	Net profits for the year 2007
Yanzhou Coal Yulin Neng Hua Co., Ltd.	Energy and chemicals	Mainly undertaking the construction and operation of the 0.6Mt Methanol Project	800,000	776,000	1,102,215	716,496	-54,479
Yanmei Shanxi Neng Hua Co., Ltd.	Investment management	Mainly undertaking management of the project invested in Shanxi province by the Company	600,000	600,000	1,123,194	558,933	-35,958
Yanmei Heze Neng Hua Co., Ltd.	Energy	Development of coal resource in Juye Coalfield	1,500,000	1,450,000	1,587,666	1,416,561	-39,145
Yancoal Australia Pty Limited	Investment management	Mainly undertaking management of project invested in Australia by the Company	AUS64 million	AUS64 million	232,818	12,830	31,549
Shandong Yanmei Shipping Co., Ltd.	Goods transportation	River shipping, sales of coal and other products	5,500	5,060	34,344	10,928	10
Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	International trade	International trade, product processing, commodity exhibition, and storage	2,100	1,100	8,484	8,113	-373

As at 31st December, 2007, the Company’s subsidiaries, Yulin Neng Hua and Heze Neng Hua, have not been commenced operation.

DISCLOSURE OF SIGNIFICANT EVENTS

Performance of the undertakings made by the Company, shareholders and the actual controlling person

Special undertakings made by Yankuang Group as the shareholder of the original non-tradable shares and the performance of the undertakings under the share reform plan:

Name of Shareholders	Special Undertakings	Performance of Undertakings
Yankuang Group Corporation Limited	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which are in line with the Company’s development strategies. Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.
	(3) All related expenses accrued by the share reform for the non-tradable shares should be borne by Yankuang Group.	The undertaking has been fulfilled.

Increasing registered capital of Yancoal Heze Nenghua Co., Ltd.

At the 10th meeting of the third session of the Board held on 20th April, 2007, it was approved that Yancoal Heze Nenghua Co., Ltd. (“Heze Nenghua”) increased its registered capital from RMB600 million to RMB1,500 million, in which RMB876 million will be contributed by the Company. After such capital increase, the equity interest held by the Company in Heze Nenghua will increase from 95.67% to 96.67%. The increased registered capital will be mainly used for the construction of Zhaolou Coal Mine.

Establishment of Huadian Zouxian Power Generation Company Limited

As approved at the 13th meeting of the third session of the Board convened on 3rd August, 2007, Huadian Zouxian Power Generation Company Limited was jointly established by the Company with Huadian Power International Corporation Limited (”Huadian”) and Zoucheng Municipal Assets Operation Company on 21st November, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited is RMB3000 million, of which the Company has contributed cash at the amount of RMB900 million, representing approximately 30% of the registered capital.

For details, please refer to the Announcement on Investment of Yanzhou Coal Mining Company Limited posted on the website of Hong Kong Stock Exchange on 24th August, 2007.

Amendments to the Business Scope and the Articles of Association

As approved at the annual general meeting of the shareholders for the year 2006 convened on 15th June, 2007, the Company, in view of its own production deveopment and pursuant to the requirements of the Ministry of Commerce of the State Council, amended its business scope and the relevant terms of the articles of association. Details of such amendments were contained in the announcement of the Company published on Wen Wei Po and South China Morning Post in Hong Kong on 27th April, 2007. Such announcement was also posted on the websites of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, respectively, on the same day.

As approved by the first extraordinary general meeting for the year 2008 held on 30th January, 2008, the Company amended the terms of the articles of association relating to certain powers of its independent directors. For details of such amendments, please refer to the circular of the Company dated 14th December, 2007 relating to the connected transaction and the proposed amendments to the Articles,

MATERIAL LITIGATION AND ARBITRATION

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On 6th September, 2005, the Higher People’s Court of Shandong Province arranged and auctioned 289 million shares out of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws. The proceeds of such auction were for the repayment of the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The auction price was RMB3.5 per Huaxia

Share and the total auction amount was RMB1,011.5 million. As at the date of this report, the successful bidder of the Huaxia Shares is still undergoing the qualification review by China Banking Regulatory Commission (“CBRC”).

While the successful bidder of the Huaxia Shares is undergoing the qualification review by CBRC, the Company noted that Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceedings claiming for the transfer of and entitlement to 240 million Huaxia Shares held by Lianda Group Limited.

As the two cases involve the same subject matter and as the Company has attached the Huaxia Shares in priority, the Supreme People’s Court is in the course of mediating the two cases. According to the mediation proposal of the Supreme People’s Court, RunHua Group shall voluntarily guarantee the realization of the debt of Yanzhou Coal and 200 million out of the 289 million Huaxia Shares attached to the Company shall be transferred to RunHua Group for RunHua Group to finance the settlement of debt whereas the 200 million Huaxia Shares and 89 million Huaxia Shares held by RunHua Group and Lianda Group, respectively, should continue to be attached to and frozen by the Company.

On 20th November, 2007, the Company received a notification from the Higher People’s Court of Shandong Province that the transfer of the 200 million Huaxia Shares has been implemented and the procedures relating to continuation of the attachment by the Company have also been completed.

The Company considers that the above arrangement is beneficial to the recovery of the principal and interest of the Entrusted Loan. The Company will promptly disclose any significant progress concerning the Entrusted Loan.

The Company was not involved in any other significant litigation or arbitration during the reporting period.

MATERIAL CONTRACTS

Other than the agreements described in the significant events in the section headed “Report of the Board of Directors”, the Company was not a party to any material contract during this reporting period.

PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights, requiring the Company to offer new shares on a pro-rata basis to the existing shareholdings of the Shareholders.

EXTERNAL GUARANTEES

During this reporting period, there were no guarantee contracts or outstanding guarantee contracts and the Company had not provided any external guarantee. No guarantees were extended to the controlling subsidiaries of the Company. There were no illegal guarantees.

The above information concerning external guarantee by the Company is disclosed in accordance with the relevant PRC (excluding Hong Kong) laws and regulations.

ENTRUSTED LOAN

Entrusted loans that occurred in the previous years which were also continued in this reporting period are set out in the following table. Except for the disclosures made below, the Company currently has no other plans to provide entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Approved Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Reviewed and approved at a board meeting held on 13th December, 2004	No	No	—
2	Yanmei Australia Pty Limited	US$90 million	From 7th November, 2005 to 7th November, 2008	5.98% ~ 6.96%	Reviewed and approved at a board meeting held on 28th June, 2005 Reviewed and approved to extend for one year at a board meeting held on 17th August, 2007	No	No	—
3	Yanmei Heze Neng Hua Company Limited	RMB300 million	From 3rd July, 2006 to 26th June, 2007	5.85%	Reviewed and approved at a meeting of the general manager office held on 22nd June, 2006	No	Yes	RMB 7,252,862.50
4	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 20th October, 2006 to 20th October, 2009	6.30%	Reviewed and approved at a meeting of the general manager office held on 11th September, 2006	No	No	RMB 31,937,500

5	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17th May, 2007 to 17th May, 2010	6.57%	Reviewed and approved at a board meeting held on 25th October, 2006	No	No	RMB 14,244,125
6	Yanmei Heze Nenghua Company Limited	RMB500 million	5 years from the date of drawndown (not yet drawndown)	7.20%	Reviewed and approved at a meeting of the general manager office held on 27th July, 2007	No	No	—
7	Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years from the date of drawndown (not yet drawndown )	7.20%	Reviewed and approved at a meeting of the general manager office held on 27th July, 2007	No	No	—
8	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	From 15th October, 2007 to 15th October, 2012 RMB 660 million was drawndown	7.20%	Reviewed and approved at a board meeting held on 17th August, 2007	No	No	RMB 4,530,000
9	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24th December, 2007 to 24th December, 2010	7.47%	Reviewed and approved at a meeting of the general manager office held on 5th November, 2007	No	No	—

As at a meeting of the general manager office held on 22nd January, 2007, Shanxi Neng Hua, the Company’s wholly-owned subsidiary, was approved to extend an entrusted loan of RMB200 million to Tianhao Chemicals, Shanxi Neng Hua’ s controlling subsidiary, with details shown in following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB200 million	From 29th March, 2007 to 28th March, 2012	6.48%	Reviewed and approved at the daily operation meeting by the general managers held on 22nd January, 2007	No	No	RMB 4,528,800

At the Board meeting held on 28th June, 2005, the Company was approved to extend an entrusted loan of US$90 million to Yanmei Australia Pty Limited. As approved at the board meeting convened on 17th August, 2007, repayments of the principal as to the amount of US$88.5 million and the corresponding interests of the entrusted loan mentioned above were extended for one year and shall be due on 7th November, 2008.

The above information concerning entrusted loans is made pursuant to the disclosure requirement under the relevant PRC laws (excluding Hong Kong).

SHARE CAPITAL

Details of the share capital of the Company are set out in Note 35 to the consolidated financial statement prepared in accordance with the IFRS contained herein.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

Changes in Share Capital

During this reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 31st December, 2007, the share capital structure of the Company was as follows.

Unit: shares (Par value per share: RMB1.00)

	Number of Shares	Percentage of the total share capital of the Company
Domestic Shares	2,960,000,000	60.18%
Of which: shares held by the Promoter (Yankuang Group Corporation Limited)	2,600,000,000	52.86%
Shares held by other shareholders	360,000,000	7.32%
H Shares	1,958,400,000	39.82%
Total Share Capital	4,918,400,000	100.00%

Total Number of Shareholders at the end of this reporting period

As at 31st December, 2007, the Company had a total of 187,559 Shareholders, among which 5 were holders of tradable shares with trading moratorium, 187,449 were holders of A shares without trading moratorium and 105 were holders of H shares.

Shareholdings of the Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

According to the registers of Shareholders as at 31st December, 2007 which was provided by the Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

(As at 31st December, 2007)

Name of Shareholder	Class of shares held	Number of shares held at the end of this reporting period (shares)	Percentage holding of the total share capital of the Company (%)
Yankuang Group Corporation Limited(Tradable shares with trading moratorium)	A Shares	2,600,000,000	52.86
HKSCC Nominees Limited	H Shares	1,956,662,746	39.78
Nuo’an Stocks Securities Investment Fund	A Shares	9,883,182	0.20
Yifangda Value Growing Combined Securities Investment Fund	A Shares	9,069,800	0.18
Changcheng Anxin Return Combined Securities Investment Fund	A Shares	3,528,602	0.07
Jiashi CSI 300 Index Securities Investment Fund	A Shares	3,213,890	0.07
NOMURA SECURITIES CO., LTD	A Shares	2,480,901	0.05
Boshi Yufu Securities Investment Fund	A Shares	2,256,552	0.05
ITIC-UBS Ruifu Grading Stocks Securities Investment Fund	A Shares	1,699,931	0.03
Ye Liqi	A Shares	1,423,599	0.03
AIG GLOBAL INVESTMENT CORPORATION	A Shares	1,388,976	0.03

Save as disclosed above, no other Shareholder was recorded in the register kept pursuant to the Securities Law of the People’s Republic of China with an interest of 5% or more of the Company’s issued shares as at 31st December, 2007.

None of the shares held by Yankuang Group was pledged or restricted or under any trust arrangement during the reporting period. It is uncertain as to whether any of the shares held by the other Shareholders as disclosed above were pledged or restricted or under any trust arrangement during the reporting period.

Related party or concert party relationships among the above Shareholders are not known.

HKSCC Nominees Limited, as the clearing and settlement agent, held the H Shares of the Company in a nominee capacity.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 31 December 2007, no other person (other than a Director, chief executive or Supervisor of the Company) had any interest or short position in the shares and underlying shares of the Company as recorded in the register pursuant to section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company
Yankuang Group Corporation Limited	Domestic Shares (state legal person share)	2,600,000,000(L)	Beneficial Owner	Corporate	87.84	%(L)	52.86	%(L)
JPMorgan Chase & Co.	H Shares	206,809,176(L) (including 73,288,299(P) 80,929,090(S))	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	10.56 4.13	%(L) %(S)	4.20 1.65	%(L) %(S)

UBS AG	H Shares	152,814,429(L) 16,025,090(S)	Beneficial owner, person having a security interest in shares and Interest of controlled corporations	Corporate	7.80 0.82	%(L) %(S)	3.11 0.33	%(L) %(S)
Penta Investment Advisers Limited	H Shares (Note 2)	140,108,000(L)	Investment manager	Corporate	7.15	%(L)	2.85	%(L)
Zwaanstra John	H Share (Note 2)	140,108,000(L)	Interest of controlled corporations	Corporate	7.15	%(L)	2.85	%(L)
Templeton Asset Management Ltd.	H Share	137,300,000(L)	Investment manager	Corporate	7.01	%(L)	2.79	%(L)
Halbis Capital Management (Hong Kong) Limited	H Share	117,728,400(L)	Investment manager	Corporate	6.01	%(L)	2.39	%(L)

Notes:

1:	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.
2:	The shares were held by Penta Investment Advisers Limited through its controlled companies. Mr. John Zwaanstra, as the 100% controller of Penta Investment Advisers Limited, is deemed as owning interests of these shares.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

As at 31st December, 2007, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the controlling Shareholder of the Company. Its registered capital is RMB3,353.388 million and its legal representative is Mr. Geng Jiahuai. Yankuang Group is principally engaged in coal production, building and building materials, chemical and machinery processing businesses. Its actual controller is the State-owned Assets Supervision and

Administration Commission of the People’s Government of Shandong Province.

During the reporting period, the Company’s controlling Shareholder or its actual controller remained unchanged.

As at 31st December, 2007, HKSCC Nominees Limited held 1,956,662,746 H shares of the Company, representing 39.78% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the total share capital of the Company comprised 4,918,400,000 shares, of which 2,318,400,000 shares were held by the public, representing 47.14% of the Company’s total share capital. Among the 2,318,400,000 shares held by the public, 1,958,400,000 of them are H shares, representing 39.82% of the Company’s total share capital whereas 360,000,000 are A shares held by the public, representing 7.32% of the Company’s total share capital.

SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

Save as disclosed below, as at 31st December 2007, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of the Laws of Hong Kong (“SFO”)) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Appendix 10 to the Listing Rules of the Hong Kong Stock Exchange Limited) (“the Model Code”) (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for changes
Wang Xin	—	Chairman of the Board	0	0	No change
Geng Jiahuai	—	Vice Chairman	0	0	No change

		of the Board
Yang Deyu	Beneficial Owner	Vice Chairman of the Board and General Manager	20,000	20,000	No change
Shi Xuerang	—	Director	0	0	No change
Chen Changchun	—	Director	0	0	No change
Wu Yuxiang	Beneficial Owner	Director and Chief Financial Officer	20,000	20,000	No change
Wang Xinkun	—	Director and Deputy General Manager	0	0	No change
Zhang Baocai	—	Director and Secretary to the Board	0	0	No change
Dong Yunqing	—	Director	0	0	No change
Pu Hongjiu	—	Independent Non-executive Director	0	0	No change
Cui Jianmin	—	Independent Non-executive Director	0	0	No change
Wang Xiaojun	—	Independent Non-executive Director	0	0	No change
Wang Quanxi	—	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial Owner	Chairman of the Supervisory Committee	20,000	20,000	No change
Song Guo	Beneficial Owner	Vice-Chairman of the Supervisory Committee	3,000	1,800	Traded at the secondary market
Zhang Shengdong	—	Supervisor	0	0	No change
Liu Weixin	—	Supervisor	0	0	No change
Xu Bentai	—	Supervisor	0	0	No change
Jin Tai	—	Deputy General Manager	0	0	No change
Zhang Yingmin	—	Executive Deputy General Manager	0	0	No change
He Ye	—	Deputy General	0	0	No change

		Manager
Qu Tianzhi	—	Deputy General Manager	0	0	No change
Tian Fengze	—	Deputy General Manager	0	0	No change
Shi Chengzhong	—	Deputy General Manager	0	0	No change
Lai Cunliang	—	Deputy General Manager	0	0	No change
Ni Xinghua	—	Chief Engineer	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

As at 31st December, 2007, the total number of domestic shares of the Company held by the Directors, supervisors and senior management of the Company amounted to 61,800 shares, representing 0.001% of the total issued share capital of the Company.

As at 31st December, 2007, none of the Directors, chief executive or supervisors of the Company nor their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Details of the remuneration of the Directors and the Supervisors of the Company and the five highest paid individuals of the Company are set out in Note 14 to the consolidated financial statements prepared in accordance with the IFRS contained herein.

There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended 31st December, 2007.

ARRANGEMENT TO PURCHASE EQUITY OR DEBT SECURITIES

At no time during the year ended 31st December, 2007, was the Company, its holding company, or any of its subsidiaries involved or as a party to any arrangement to enable the Directors or Supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exceptions of the A shares held by the Directors, Supervisors and senior management of the Company. Details in this regard are set out in the section headed “Shareholding of Directors, Supervisors and Senior Management of the Company”.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company. Under such contracts, each Director will receive a salary and a discretionary year-end bonus, the amount of which shall be approved by the Shareholders in general meetings, provided that the total amount of discretionary year-end bonuses paid to the Directors and other employees of the Company (including but not limited to other Directors, Supervisors and senior management members of the Company) do not exceed 1% of the aggregate of net profit after taxation and extraordinary losses but before net extraordinary gains for that year.

No Director or supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company during the year ended 31st December, 2007.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any of the shares of the Company.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE GROUP

China adopts a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Impact of RMB fluctuations on the Group is mainly reflected in (1) the income from coal export after conversion into RMB since coal exports of the Company are calculated in US dollar; (2) conversion loss of foreign currency deposit; and (3) the Company’s import costs of equipment and fittings.

The Company has no plan to enter into hedging arrangements for the exchange rates of RMB to foreign currencies.

CHANGES IN STATUTORY INCOME TAX RATE

In accordance with the PRC Enterprise Income Tax Law promulgated on 16th March 2007, since 1st January 2008, the statutory income tax rate applicable to the Company and all its subsidiaries registered in China shall be adjusted from 33% to 25%.

The statutory income tax rate applicable to Yancoal Australia remained unchanged at 30%.

REMUNERATION POLICY

The remuneration for the Directors, Supervisors and senior management should be proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and supervisors has to be approved in the Shareholders’ general meeting. The remuneration for the senior management would be reviewed and approved by the Board.

The Group adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

EMPLOYEES

As at 31st December, 2007, the Group had 42,783 employees, of whom 2,732 were administrative personnel, 1,599 were technicians, 28,098 were directly involved in coal production and 10,354 were supporting staff.

CORPORATE GOVERNANCE REPORT

The Group has set up a relatively regulated, stable and established corporate governance system and abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all the Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board regularly reviews the corporate governance practices to ensure that the Company’s operation is in compliance with the laws, regulations and supervisory rules of the places where the shares of the Company are listed, and consistently endeavors to implement high quality corporate governance.

The corporate governance rules implemented by the Group include, but not limited to, the following documentations: The Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of the Connected Transactions of the Company, the Rules for the Management of the Investors’ Relationships, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics of the Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 31st December, 2007, and as of the date of this report, the corporate governance rules and the corporate governance practices of the Group are in compliance with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 of Hong Kong Listing Rules.

The following are the major aspects of corporate government practices adopted by the Group which makes a more stringent impact than the Corporate Governance Code:

•

The provisions set out in the Code for Securities Transactions of the Management and the Standard of Conduct and Professional Ethics of the Senior Employees are stricter than those of the Model Code of the Hong Kong Listing Rules;

•	The Board held 6 meetings during the year 2007;

•

The Group is improving the infrastructure of its internal control system according to the requirements of the US Sarbanes-Oxley Act and Guidance on Internal Control for Listed Companies of the Shanghai Stock Exchange, in which the standards of the internal control contained therein are more specific than those of the Corporate Governance Code.

During this reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

SECURITIES TRANSACTIONS OF DIRECTORS

Having made specific enquiry of all Directors, the Directors have strictly complied with the Model Code during the reporting period.

On 21st April, 2006, the Code for Securities Transactions of the Management was approved at the 5th Meeting of the third Session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements on supervision are included in the Code for Securities Transactions of the Management which is drafted based on the Model Code, but is stricter than the Model Code.

BOARD OF DIRECTORS

The Board comprises thirteen Directors including four independent non-executive Directors. The names and positions of the Directors are described in the paragraph headed “Shareholding of Directors, Supervisors and Senior Management of the Company” under the section headed “Report of the Board of Directors” in this Announcement.

The Board is mainly responsible for the strategic decision-making of the Company and the supervision of operations of the Company and the management. The Board primarily has the powers to decide on the operation plans and investment policy, to formulate the policy for financial decision and allocation of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company etc. The duties and powers of the Board and the management have been set out in the Articles in detail.

According to the Articles and the Rules of Procedure for the Board Meeting, all the Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice of the ordinary Board meeting or extraordinary Board meeting to the Directors 14 days before the ordinary Board meeting or 3 days before the extraordinary Board meeting; and the agenda and information for discussion have to be circulated to the Directors for their review 5 days before the ordinary Board meeting or 3 days before the extraordinary Board meeting. Draft and final versions of minutes of Board meetings should be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. Any of the Directors are entitled to inspect the recorded minutes of Board meetings at any reasonable time.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Board secretary. The Board is entitled to seek independent professional advice for its Directors in appropriate circumstances, at the Company’s expense. When the Board considers a connected transaction, any interested Director shall abstain from the voting on such a transaction.

As at 31st December, 2007, six board meetings were held and the Directors attended the meetings in person or by means of electronic communication. All Directors attended the meetings, representing 100% attendance of the Board.

The Company has received an annual confirmation provided by each of the independent non-executive Directors concerning his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

Except for their working relationships, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management.

The Directors are responsible for preparing the financial accounts for the relevant accounting period of the Company, to truly and fairly reflect the Company’s financial situation, operating results and cash flows.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Wang Xin serves as the Chairman of the Company, and Mr. Yang Deyu is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided between them. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in the Articles.

TERM OF APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of appointment of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

REMUNERATION OF DIRECTORS

As approved at the 1st Board Meeting of the third session of the Board held on 28th June, 2005, the Company set up the Remuneration Committee of the Third Session of the Board (the “Remuneration Committee”) which comprises two independent non-executive Directors, Mr. Wang Quanxi and Mr. Wang Xiaojun, and one non-executive Director, Mr. Dong Yunqing. Mr. Wang Quangxi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating the remuneration policy for the Directors, supervisors and the senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and the senior management. The details of the responsibilities of the Remuneration Committee are disclosed on the Company’s website.

During this reporting period, 1 meeting was held by the Remuneration Committee of the Company, and all members of the Remuneration Committee were present the meetings.

At the 16th Meeting of the third session of the Board held on 18th April, 2008, the Remuneration Committee made a report on the remuneration standard of the Directors, Supervisors and senior management for year 2007 and the operation assessment targets for the year 2008 to the Board, and submitted the relevant proposals regarding remuneration of the Directors, Supervisors and senior management for year 2008 to the Board. Such proposals were considered and approved by the Board.

The remuneration policy, remuneration calculation and payment methods of the Directors, Supervisors and senior management have been included in the paragraph headed “Remuneration Policy” under the section headed “Report of the Board of Directors” in this Announcement. Details of the remunerations of the Directors, supervisors and senior management have been included in Note 14 to the financial statement of this Announcement which was prepared in accordance with the IFRS contained herein

NOMINATION OF DIRECTORS

The Company has not set up a Nomination Committee of the Board.

The Company has set up and has been strictly implementing the transparent and fair nomination and election procedures for the Directors. Pursuant to the Articles, the candidates for directorship are generally proposed to the Shareholders’ meeting by the Board by way of a resolution. The Shareholders and the Supervisory Committee may nominate candidate for directorship in accordance with the requirements of the Articles.

AUDITORS’ REMUNERATION

For the year 2007, the Company retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively. The Company paid services fees in an aggregate sum of RMB12 million for the year 2007, such fees covered the auditing and review services for the consolidated financial statements, and auditing service for internal controls and other related services. In addition, the Company paid HKD80,000 as consulting fees for Heze Neng Hua’s acquisition of the mining rights of Zhaolou Coalmine.

Save as disclosed above, the auditors did not provide any other non-auditing services to the Company in 2007.

The Company has not changed its auditors in the last three years. Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. have been the Company’s international and domestic auditors for eleven years consecutively. No registered accountant of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. has been providing audit services to the Company for more than five years.

In order to improve corporate governance and reduce cost, the Board recommended not to renew the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd and recommended the appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008 respectively.

AUDIT COMMITTEE

As approved at the 1st meeting of the third session of the Board held on 28th June 2005, the Company set up the Audit Committee of the third Board (the “Audit Committee”). The Audit Committee comprises four independent non-executive Directors, namely Mr. Cui Jianmin, Mr. Pu Hongjiu, Mr. Wang Xiaojun and Mr. Wang Quanxi, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Cui Jianmin serves as the Chairman of the Audit Committee.

The Audit Committee is mainly responsible for proposing the appointment or replacement of the external audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the internal control system and risk management system of the Company. The details of the responsibilities of the Audit Committee have been disclosed on the Company’s website.

Four meetings were held by the Audit Committee in the year 2007, details of the meeting are as follows:

Date	Main Topics	Member	Attendance
20th April	1. Review the operating results of the Company for the year 2006; 2. Discuss the reappointment of the auditor and their remunerations for the year 2007;	Cui Jianmin Pu Hongjiu Wang Xiaojun Wang Quanxi	✓ ✓ ✓ ✓

	3. Debrief the auditor’s report on financial report for the year 2006.	Chen Changchun Dong Yunqing	✓ ✓

15th August	Review the interim financial report of the Company for the year 2007.	Cui Jianmin Pu Hongjiu Wang Xiaojun Wang Quanxi Chen Changchun Dong Yunqing	✓ ✓ ✓ ✓ ✓ ✓

17th December (Morning)

Discuss with the auditors:

1. Scheduled progress and arrangement of auditing works for the year 2007.

2. Independence of the auditors.

3. Status of works to counter corruption practices.

4. New regulations of US Audit Standards.

5. Assessment of internal control system of the Company.

		Cui Jianmin Pu Hongjiu Wang Xiaojun Wang Quanxi Chen Changchun Dong Yunqing	✓ Attended by representative ✓ ✓ ✓ ✓

17th December (Afternoon)

The management and relative departments made a collective report to the Audit Committee:

1. Development of internal control system.

2. Suggestion about appointment of the auditors for the year 2008.

3. Production and operation status, progress status of significant events, internal auditing, works to counter corruption practices and the risks control.

		Cui Jianmin Pu Hongjiu Wang Xiaojun Wang Quanxi Chen Changchun Dong Yunqing	✓ attended by representative ✓ ✓ ✓ ✓

The Audit Committee of the Board has reviewed the results of the Company for the first half of 2007, the results of the Company for the year 2007 and the performance of the internal control system of the Company for the year 2007.

INTERNAL CONTROLS

The Board and the management have paid much attention to the setting up and improvement of the internal control system, and confirm that they have evaluated the internal supervisory and control systems of the Company and its subsidiaries. The Company has preliminarily set up an internal supervisory and control system on the basis of normalizing the system structure and exploiting the professional advantages of the internal organization.

Since 2005, the Company has started the setting up of a uniform internal supervisory and evaluation system and a business flow control system in respect of the finance control, business operation, corporate compliance, and risk management, etc. pursuant to the listing requirements of the United States, Hong Kong and the PRC (Mainland).

The Group has made arrangements on internal control procedure and internal control system for the Company, the subordinated departments and companies, and the business of the Company. The auditing department, the planning and finance department, the information management center, risk management department and other departments of the Board serve as the internal control organizations and the inspecting and supervisory divisions. The Board assesses the effectiveness of the Company’s internal control system at least once a year since 2007.

As at this reporting date, Deloitte Touche Tohmatsu Certified Public Accountants is still assessing the Company’s internal control system for the year 2007 to determine whether it is in conformity with the requirements of the US Sarbanes- Oxley Act.

DIRECTOR’S ACKNOWLEDGEMENT

All directors acknowledge their responsibility for preparing the accounts for the year ended 31st December 2007.

INFORMATION DISCLOSURE

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. For the financial report and related information to be disclosed, the Chief Financial Officer shall ensure the truthful and fair reflection of the Company’s business operation and financial status according to the applicable Accounting Standards and relevant rules and regulations.

According to the newly issued supervisory regulations, the Company has amended the relevant regulations in time. As approved by the Board, amendments to the Rules for Company Information Disclosure Management of Yanzhou Coal Company Limited were made in April 2007.

INVESTOR RELATIONS

Pursuant to the laws and supervisory regulations of the places where the shares of the Company are listed, both domestic and overseas, and based on the day-to-day business practices, the Company has issued the Rules for the Management of Investors’ Relationship and the Rules for Disclosure of Information to regulate the investor relationship management.

The Company has set up normative and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that the disclosure of information is in compliance with the governance requirements of the places where the shares of the Company are listed and meet the needs of investors to have a reasonable access to the Company’s information. The Company takes an active initiative to consider the needs of investors and strives to enable investors to draw conclusions by themselves based on the disclosed information.

The Company insists on making at least two road-shows both at its home country and abroad each year. Through face-to-face meeting, the Company reports to investors its business operation while collecting opinions and suggestions in relation to the Company from the investors and the capital market.

The Company pays much attention to its communication with Shareholders through Shareholders’ meetings, and encourages the medium and minority Shareholders to participate in Shareholders’ meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, the relevant Directors and Supervisors generally attend the Shareholders’ meetings. At the Shareholders’ meetings, each individual resolution is proposed separately, all the resolutions are voted by poll.

SPECIAL ACTIVITIES OF CORPORATE GOVERNANCE

In accordance with the requirements by China Securities Regulatory Commission, Shandong Securities Regulatory Bureau and Shanghai Stock Exchange, the Company has implemented certain special activities on corporation governance since April 2007.

At the 12th meeting of the third session of the Board convened on 15th June, 2007, the Self-inspection Report and Rectification Plan as a special activity on corporate governance was approved. In 25th October, 2007, Shandong Securities Regulatory Bureau made on-site inspection and report as a special activity on corporate governance. At the 15th meeting of the third session of the Board convened on 26th October, 2007, the Report of Rectification on Special Activities of Corporate Governance of Yanzhou Coal Mining Company Limited was reviewed and approved. For details, please refer to the announcement of the Company posted on the website of the Hong Kong Stock Exchange on 30th October, 2007.

COMPLIANCE OF AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

As at the date of this report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange

(the “NYSE”): (1) the Company is not required to comply with the requirements under Section 303A.01 to form a Board with a majority of the Independent Directors, (2) the Company is not required to comply with the requirements under Section 303A.04 to form a nomination and corporate governance committee of the Board with all the members being Independent Directors, and (3) the Company is not required to comply with the requirements under Section 303A.05 to form a remuneration committee of the Board with all the members being Independent Directors.

As a foreign issuer, the Company sets out below the material differences between its corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company
Meetings held by non-executive Directors	Section 303A.03 of the NYSE Listed Company Manual requires non-executive directors of each listed company to meet regularly without the participation of executive directors at such meetings.

There is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for the Board to ensure that the Directors are kept informed of the Company’s business and operations. The Company believes that the holding of Board meetings on a regular basis offers the non-executive Directors a well established communication forum to put their concerns and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Guidelines

Section 303A.09 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose corporate governance guidelines.

In addition, Section 303A.09 lists out the matters that must be addressed in the guidelines which mainly include:

• qualifications of the directors;

• responsibilities and obligations of the director;

• communications between the director and the management and independent advisors;

• remuneration of the director;

• orientation and continuing education

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all corporate governance requirements required by the NYSE, the Company has however, formulated the Rules of Procedures for the Shareholders’ Meetings, the Rules of Procedures for the Board, the Rules of Procedures for the Supervisory Committee, the Rules for the Work of the Independent Non-Executive Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of the Connected Transactions of the Company and other corporate governance documentation in accordance with the regulations and of the director; • reappointment of the management, and • annual review of the performance of the board requirement of listing in China.

The above corporate governance documentation has adequately addressed the corporate governance requirements required by the NYSE and provides more extensive and specific corporate governance requirements that can further facilitate the operation of the Company effectively.

Code of Business Conduct and Ethics	Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Business Conduct and Ethics is disclosed on the Company’s website. The Company believes that the existing Code of Ethics can appropriately protect the interests of both the Company and its Shareholders.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE HONG KONG STOCK EXCHANGE

The 2007 Annual Report of the Company will be published on the Company’s website at http: http://www.yanzhoucoal.com.cn and the website of the Hong Kong Stock Exchange in due course.

DIRECTORS

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr.Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

On behalf of the Board

/s/ Wang Xin
Wang Xin
Chairman

Zoucheng, PRC, 18th April, 2008

Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) set out on pages 59 to 128, which comprise the consolidated balance sheet as at December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2007 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 18, 2008

Consolidated Income Statement

For the year ended December 31, 2007

		Year ended December 31,
	NOTES	2007 RMB’000	2006 RMB’000	2005 RMB’000
GROSS SALES OF COAL	7	14,906,746	12,783,567	12,283,588
RAILWAY TRANSPORTATION SERVICE INCOME		203,714	160,399	163,437
TOTAL REVENUE		15,110,460	12,943,966	12,447,025
TRANSPORTATION COSTS OF COAL	7	(549,816)	(936,619)	(930,103)
COST OF SALES AND SERVICE PROVIDED	8	(7,331,924)	(6,190,069)	(5,288,588)
GROSS PROFIT		7,228,720	5,817,278	6,228,334
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,854,677)	(2,230,142)	(1,918,788)
SHARE OF LOSS OF AN ASSOCIATE	28	(2,438)	—	—
OTHER INCOME	10	198,930	165,837	135,038
INTEREST EXPENSE	11	(27,222)	(26,349)	(24,611)
PROFIT BEFORE INCOME TAXES		4,543,313	3,726,624	4,419,973
INCOME TAXES	12	(1,315,520)	(1,354,656)	(1,538,036)
PROFIT FOR THE YEAR	13	3,227,793	2,371,968	2,881,937
Attributable to:
Equity holders of the Company		3,230,450	2,372,985	2,881,461
Minority interests		(2,657)	(1,017)	476
		3,227,793	2,371,968	2,881,937
APPROPRIATIONS TO RESERVES		701,860	566,728	755,530
DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15	983,680	1,082,048	799,240
EARNINGS PER SHARE, BASIC	16	RMB0.66	RMB0.48	RMB0.59
EARNINGS PER ADS, BASIC	16	RMB32.84	RMB24.12	RMB29.29

Consolidated Balance Sheet

As at December 31, 2007

		At December 31,
	NOTES	2007 RMB’000	2006 RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	4,424,561	4,715,945
Term deposits	17	1,294,984	1,194,531
Restricted cash	17	11,185	68,562
Bills and accounts receivable	18	2,753,485	2,211,909
Inventories	19	440,134	579,561
Other loans receivable	20	640,000	640,000
Prepayments and other receivables	21	326,668	231,505
Prepaid lease payments	22	13,976	13,746
Prepayment for resources compensation fees	23	3,240	3,240
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	32	—	212,912

TOTAL CURRENT ASSETS		9,908,233	9,871,911

MINING RIGHTS	24	356,012	307,909
PREPAID LEASE PAYMENTS	22	576,412	578,988
PREPAYMENT FOR RESOURCES COMPENSATION FEES	23	18,488	21,827
PROPERTY, PLANT AND EQUIPMENT	25	13,524,594	12,139,939
GOODWILL	26	298,650	295,584
INVESTMENTS IN SECURITIES	27	409,526	96,142
INTERESTS IN AN ASSOCIATE	28	897,562	—
RESTRICTED CASH	17	48,822	49,023
DEPOSIT MADE ON INVESTMENT	29	117,926	97,426
DEFERRED TAX ASSETS	34	31,175	—

TOTAL ASSETS		26,187,400	23,458,749

Consolidated Balance Sheet

As at December 31, 2007

		At December 31,
	NOTES	2007 RMB’000	2006 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	30	657,517	745,685
Other payables and accrued expenses	31	2,671,117	1,899,684
Provision for land subsidence, restoration, rehabilitation and environmental costs	32	19,635	—
Amounts due to Parent Company and its subsidiary companies	40	669,275	982,347
Unsecured bank borrowings – due within one year	33	72,000	50,000
Taxes payable		9,934	150,332
TOTAL CURRENT LIABILITIES		4,099,478	3,828,048
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	40	14,956	23,138
UNSECURED BANK BORROWINGS – DUE AFTER ONE YEAR	33	258,000	330,000
DEFERRED TAX LIABILITY	34	326,354	283,823
TOTAL LIABILITIES		4,698,788	4,465,009
CAPITAL AND RESERVES SHARE CAPITAL	35	4,918,400	4,918,400
RESERVES		16,499,137	14,013,379
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		21,417,537	18,931,779
MINORITY INTEREST		71,075	61,961
TOTAL EQUITY		21,488,612	18,993,740
TOTAL LIABILITIES AND EQUITY		26,187,400	23,458,749

The consolidated financial statements on pages 59 to 128 were approved and authorized for issue by the Board of Directors on April 18, 2008 and are signed on its behalf by:

Wang Xin	Wu Yuxiang

Director	Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

	Share capital RMB 000	Share premium RMB 000	Future development fund RMB 000 (note 35)	Statutory common reserve fund RMB 000 (note 35)	Statutory common welfare fund RMB 000 (note 35)	Translation reserve RMB 000	Investment revaluation reserve RMB 000	Retained earnings RMB 000	Attributable to equity holders of the Company RMB 000	Minority interest RMB 000	Total RMB 000
Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	—	—	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognized directly in equity	—	—	—	—	—	(15,016)	—	—	(15,016)	—	(15,016)
Profit for the year	—	—	—	—	—	—	—	2,881,461	2,881,461	476	2,881,937
Total recognized income and expenses for the year	—	—	—	—	—	(15,016)	—	2,881,461	2,866,445	476	2,866,921
Appropriations to reserves	—	—	381,208	249,548	124,774	—	—	(755,530)	—	—	—
Bonus issue of shares	1,844,400	(1,844,400)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(799,240)	(799,240)	(237)	(799,477)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	24,818	24,818
Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(489)	—	—	(489)	—	(489)
Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	22,265	—	22,265
Profit for the year	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968
Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	2,372,985	2,395,250	(1,017)	2,394,233
Appropriations to reserves	—	—	390,907	175,821	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	34,518	34,518
Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	312,944	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(75,519)	—	(75,519)	—	(75,519)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	1,563	—	—	1,563	—	1,563
Net income recognized directly in equity	—	—	—	—	—	1,563	237,425	—	238,988	—	238,988
Profit for the year	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3.227,793
Total recognized income and expenses for the year	—	—	—	—	—	1,563	237,425	3,230,450	3,469,438	(2,657)	3,466,781
Appropriations to reserves	—	—	368,531	333,329	—	—	—	(701,860)	—	—	—
Dividends	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
Contribution from a minority Shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	24,000	24,000
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)
Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	8,646,853	21,417,537	71,075	21,488,612

Consolidated Statement of Cash Flows

For the year ended December 31, 2007

		Year ended December 31,
	NOTES	2007 RMB’000	2006 RMB’000	2005 RMB’000
OPERATING ACTIVITIES
Profit before income taxes		4,543,313	3,726,624	4,419,973
Adjustments for:
Interest expenses		27,222	26,349	24,611
Interest income		(103,564)	(94,372)	(91,715)
Dividend income		(7,143)	(6,311)	(4,465)
Depreciation of property, plant and equipment		1,237,132	1,061,976	952,096
Release of prepaid lease payments		13,861	13,826	13,171
Amortization of prepayment for resources compensation fees		3,339	320	—
Amortization of mining rights		15,728	12,069	6,624
(Reversal of) impairment loss on accounts receivable and other receivables		(4,363)	(19,717)	—
Share of loss of an associate		2,438	—	—
(Gain) loss on disposal of property, plant and equipment		(25,002)	73,531	527
Impairment loss on property, plant and equipment		339,743	—	—
Operating cash flows before movements in working capital		6,042,704	4,794,295	5,320,822
(Increase) decrease in bills and accounts receivable		(536,673)	40,527	(1,001,048)
Decrease (increase) in inventories		145,891	(66,199)	59,989
Decrease (increase) in prepayment (provision) for land subsidence, restoration, rehabilitation and environmental cost		232,547	(55,401)	(53,377)
Increase in prepayments and other receivables		(108,607)	(10,805)	(17,261)
Decrease in amounts due from Parent Company and its subsidiary companies		—	—	213,871
Increase in prepaid lease payments		—	(1,944)	(14,691)
(Decrease) increase in bills and accounts payable		(90,180)	235,899	19,379
Increase in other payables and accrued expenses		622,128	64,281	157,421
(Decrease) increase in amounts due to Parent Company and its subsidiary companies		(315,065)	471,464	479,067
Cash generated from operations		5,992,745	5,472,117	5,164,172
Income taxes paid		(1,520,081)	(1,782,465)	(1,296,879)
Interest paid		(24,722)	(23,179)	(24,199)
Interest income received		103,564	94,372	91,715
Dividend income received		7,143	6,311	4,465
NET CASH FROM OPERATING ACTIVITIES		4,558,649	3,767,156	3,939,274

Consolidated Statement of Cash Flows

For the year ended December 31, 2007

		Year ended December 31,
	NOTES	2007 RMB’000	2006 RMB’000	2005 RMB’000
INVESTING ACTIVITIES
Decrease (increase) in term deposits		(100,453)	131,804	(1,326,335)
Purchase of property, plant and equipment		(2,772,586)	(3,137,145)	(1,315,431)
Decrease in other loans receivable		—	—	210,000
Decrease (increase) in restricted cash		59,404	(50,529)	(5,325)
Proceeds on disposal of property, plant and equipment		31,593	14,165	4,378
Acquisition of Shanxi Group	38	(14,965)	(444,204)	—
Acquisition of Heze	39	—	—	170,247
Acquisition of Southland		—	(18,544)	—
Deposit made on investment		(20,500)	(97,426)	—
Acquisition of mining rights in Southland		(61,923)	(23,644)	—
Purchase of land use right		(11,515)	—	—
Investment in an associate		(900,000)	—	—
NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,790,945)	(3,625,523)	(2,262,466)
FINANCING ACTIVITIES
Dividend paid		(983,680)	(1,082,048)	(799,240)
Repayments of bank borrowings		(50,000)	(200,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(8,689)	(9,230)	(9,802)
Dividend paid to a minority shareholder of a subsidiary		(330)	(271)	(237)
Contribution from a minority shareholder of a subsidiary		24,000	—	—
NET CASH FLOW USED IN FINANCING ACTIVITIES		(1,018,699)	(1,291,549)	(1,009,279)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(250,995)	(1,149,916)	667,529
CASH AND CASH EQUIVALENTS, AT JANUARY 1		4,715,945	5,885,581	5,216,738
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(40,389)	(19,720)	1,314
CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		4,424,561	4,715,945	5,885,581

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino- foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associate and subsidiaries are set out in notes 28 and 45, respectively.

As at December 31, 2007, the Group has a net current assets of RMB5,808,755,000 (2006: RMB6,043,863,000) and total asset less current liabilities of RMB22,087,922,000. (2006:RMB19,630,701,000).

Acquisitions and establishment of major subsidiaries

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at December 31, 2007.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosure required by the Hong Kong Companies Ordinance and by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2007.

International Accounting Standard (“IAS”) 1 (Amendment)	Capital Disclosures

IFRS 7	Financial Instruments: Disclosures

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8	Scope of IFRS 2

IFRIC 9	Reassessment of Embedded Derivatives

IFRIC 10	Interim Financial Reporting and Impairment

The adoption of the new IFRSs had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under IAS 1 (Amendment) and IFRS 7. Certain information presented in prior year under the requirements of IAS 32 has been removed and the relevant comparative information based on the requirement of IAS 1 (Amendment) and IFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results or financial position of the Group, except IFRS 8 Operating Segments.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IAS 1 (Revised)	Presentation of Financial Statements[1]

IAS 23 (Revised)	Borrowing Costs[1]

IAS 27 (Revised)	Consolidated and Separate Financial Statements[2]

IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]

IFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]

IFRS 3 (Revised)	Business Combinations[2]

IFRS 8	Operating Segments[1]

IFRIC 11	IFRS 2: Group and Treasury Share Transactions[3]

IFRIC 12	Service Concession Arrangements[4]

IFRIC 13	Customer Loyalty Programmes[5]

IFRIC 14	IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

1       Effective for annual periods beginning on or after January 1, 2009

2       Effective for annual periods beginning on or after July 1, 2009

3       Effective for annual periods beginning on or after March 1, 2007

4       Effective for annual periods beginning on or after January 1, 2008

5       Effective for annual periods beginning on or after July 1, 2008

On adoption of IFRS 8 on January 1, 2009, segment results will be reported in accordance with the basis used for preparing management financial information. Currently, segment results are measured in accordance with the same accounting policies used to prepare the consolidated financial statements and includes items specified by IAS 14.

The adoption of IFRS 3 (revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquisition of additional interests in subsidiary

Goodwill arising on acquisition of additional interest in subsidiary represents the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes.

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of commencement of commercial production which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and is expensed over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any).

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. Th e resultant asset is amortized on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure has been deferred.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity

(the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other loans receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale financial assets (continued)

Impairment of financial assets (continued)

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized directly in equity.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including bills and accounts payable, other payables, amounts due to Parent Company and its subsidiary companies, bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, the directors of the Company have made the following estimates that have the most significant effect on the amounts recognized in the financial statements

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volume are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgements involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost of relocation of inhabitants from the land in preparation for mining activities is charged to consolidated income statement when incurred. The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future cost and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2007, the carrying amount of goodwill is RMB298,650,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertain exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2007, the carrying amounts of property, plant and equipment is approximately RMB13,525,000,000. During the year ended December 31, 2007, RMB339,743,000 was written off as expenses.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity, are not considered as a reportable segment, as there is no external revenue generated. Accordingly, they are included as an unallocated reconciling item.

Business segments

For management purposes, the Group is currently organized into two operating divisions-coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal
Coal railway transportation	–	Provision of railway transportation services

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—
Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144
Unallocated corporate expenses					(401,878)
Unallocated corporate income					110,707
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)
Profit before income taxes					4,543,313
Income taxes					(1,315,520)
Profit for the year					3,227,793

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

BALANCE SHEET

	At December 31, 2007
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Consolidated RMB 000
ASSETS
Segment assets	14,164,314	910,867	3,186,981	18,262,162
Interests in an associate				897,562
Unallocated corporate assets				7,027,676
				26,187,400
LIABILITIES
Segment liabilities	3,558,576	23,816	450,108	4,032,500
Unallocated corporate liabilities				666,288
				4,698,788

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Corporate RMB 000	Consolidated RMB 000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of mining rights	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, Plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable	(4,363)	—	—	—	(4,363)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
GROSS REVENUE
External	12,783,567	160,399	—	—	12,943,966
Inter-segment	—	206,770	—	(206,770)	—
Total	12,783,567	367,169	—	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
RESULT
Segment results	4,141,517	8,664	(47,662)	—	4,102,519
Unallocated corporate expenses					(461,760)
Unallocated corporate income					112,214
Interest expenses					(26,349)
Profit before income taxes					3,726,624
Income taxes					(1,354,656)
Profit for the year					2,371,968

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

BALANCE SHEET

	At December 31, 2006
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Consolidated RMB 000
ASSETS
Segment assets	13,806,344	933,987	1,466,313	16,206,644
Unallocated corporate assets				7,252,105
				23,458,749
LIABILITIES
Segment liabilities	2,834,062	20,368	214,607	3,069,037
Unallocated corporate liabilities				1,395,972
				4,465,009

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Corporate RMB 000	Consolidated RMB 000
Capital additions	3,015,080	19,827	1,160,045	104,454	4,299,406
Amortization of mining rights	12,069	—	—	—	12,069
Release of prepaid lease payments	8,344	5,188	294	—	13,826
Depreciation of property, plant and equipment	975,928	77,704	378	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	—	487	73,531
Impairment losses reversed on accounts receivable and other receivable	(19,717)	—	—	—	(19,717)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

INCOME STATEMENT

	For the year ended December 31, 2005
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
GROSS REVENUE
External	12,283,588	163,437	—	—	12,447,025
Inter-segment	—	226,852	—	(226,852)	—
Total	12,283,588	390,289	—	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Eliminations RMB 000	Consolidated RMB 000
RESULT
Segment results	4,601,715	67,381	—	—	4,669,096
Unallocated corporate expenses					(320,692)
Unallocated corporate income					96,180
Interest expenses					(24,611)
Profit before income taxes					4,419,973
Income taxes					(1,538,036)
Profit for the year					2,881,937

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

6.	SEGMENT INFORMATION (continued)

Business segments (continued)

OTHER INFORMATION

	For the year ended December 31, 2005
	Coal mining RMB 000	Coal railway transportation RMB 000	Unallocated RMB 000	Corporate RMB 000	Consolidated RMB 000
Capital additions	1,711,918	23,710	116,212	5,531	1,857,371
Release of prepaid lease payments	7,983	5,188	—	—	13,171
Depreciation of property, plant and equipment	867,210	77,412	—	7,474	952,096
Amortization of mining rights	6,624	—	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	—	(13)	—	540	527

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired certain subsidiaries located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the consolidated financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment, goodwill and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and Equipment, goodwill and intangible assets Year ended December 31,
	2007 RMB 000	2006 RMB 000	2005 RMB 000
The PRC	2,818,358	3,582,427	1,599,372
Australia	174,661	716,979	257,999
	2,993,019	4,299,406	1,857,371

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

7.	NET SALES OF COAL

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Coal sold in the PRC, gross	13,355,761	9,746,146	8,689,496
Less: Transportation costs	280,694	358,414	268,034

Coal sold in the PRC, net	13,075,067	9,387,732	8,421,462

Coal sold outside the PRC, gross	1,550,985	3,037,421	3,594,092
Less: Transportation costs	269,122	578,205	662,069

Coal sold outside the PRC, net	1,281,863	2,459,216	2,932,023

Net sales of coal	14,356,930	11,846,948	11,353,485

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Materials	1,257,433	1,320,596	1,147,572
Wages and employee benefits	2,392,447	1,646,018	1,258,333
Electricity	377,686	336,284	282,492
Depreciation	1,121,557	962,963	891,640
Land subsidence, restoration, rehabilitation and environmental costs	833,282	742,985	636,590
Repairs and maintenance	441,511	327,151	350,953
Annual fee and amortization of mining rights (note 24)	28,708	25,049	19,604
Transportation costs	105,930	106,572	98,787
Others	773,370	722,451	602,617
	7,331,924	6,190,069	5,288,588

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000

Wages and employee benefits	1,093,732	1,001,783	794,537
Additional medical insurance	22,896	57,364	46,458
Staff training costs	38,735	44,037	32,553
Depreciation	129,436	112,839	73,627
Distribution charges	93,014	57,100	35,626
Resource compensation fees (note)	117,772	107,502	117,228
Repairs and maintenance	34,348	18,440	17,012
Research and development	78,973	45,979	45,009
Freight charges	29,305	20,741	19,256
Property, plant and equipment written off	339,743	—	—
Loss on disposal of property, plant and equipment	—	73,531	527
Others	876,723	690,826	736,955
	2,854,677	2,230,142	1,918,788

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Dividend income	7,143	6,311	4,465
Gain on sales of auxiliary materials	63,579	49,623	36,749
Government grants	—	4,000	—
Interest income from bank deposits	103,564	94,372	85,971
Interest income on loan receivable	—	—	5,744
Others	24,644	11,531	2,109
	198,930	165,837	135,038

Included in dividend income above is income from listed investments of RMB7,143,000 (2006: RMB5,581,000 and 2005: RMB4,465,000) and from unlisted investments of nil (2006: RMB730,000 and 2005: nil).

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

11.	INTEREST EXPENSE

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	10,522	10,058	20,753
– bank borrowings not wholly repayable within 5 years	14,200	2,281	—
– bills receivable discounted without recourse	—	10,840	—
Deemed interest expenses in respect of acquisition of Jining III	2,500	3,170	3,858
	27,222	26,349	24,611

12.	INCOME TAXES

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Income taxes:
Current taxes, PRC Enterprise Income Tax	1,484,195	1,309,783	1,372,398
(Over) underprovision in prior years	(104,512)	(24,233)	42,463
	1,379,683	1,285,550	1,414,861

Deferred tax charge (note 34)
Current year	1,925	69,106	123,175
Attributable to a change in tax rate	(66,088)	—	—
	1,315,520	1,354,656	1,538,036

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

12.	INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	1,499,293	1,229,786	1,458,591
Reconciling items:
Tax effect of future development fund deductible for tax purposes	(67,449)	(70,496)	(68,618)
Deemed interest not deductible for tax purposes	825	1,046	1,273
Expenses not deductible for tax purposes	29,008	117,447	—
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(1,439)	(6,507)	—
Loss on disposal of property, plant and equipment not deductible for tax purposes	—	—	836
Deemed interest income from subsidiaries subject to tax	17,402	9,456	—
Tax effect of tax losses not recognized	3,824	94,807	42,151
(Over) underprovision in prior years	(104,512)	(24,233)	42,463
Write off deferred tax asset	—	—	44,436
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	(66,088)	—	—
Others	4,656	3,350	16,904

Income taxes	1,315,520	1,354,656	1,538,036

Effective income tax rate	29%	36%	35%

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Profit for the year has been arrived at after charging:

Amortization of mining rights	15,728	12,069	6,624
Depreciation of property, plant and equipment	1,237,132	1,061,976	952,096

Total depreciation and amortization	1,252,860	1,074,045	958,720

Release of prepaid lease payments	13,861	13,826	13,171
Auditors’ remuneration	14,683	10,406	9,229
Staff costs, including directors’ and supervisors’ emoluments	3,572,734	2,783,298	2,164,616
Retirement benefit scheme contributions
(included in staff costs above)	720,091	641,633	523,324

Cost of inventories	7,145,614	6,089,185	5,144,888
Exchange loss, net	3,150	12,346	98,681

and crediting:

Gain on disposal of property, plant and equipment	(25,002)	—	—
Reversal of impairment loss on accounts receivable and other receivables	(4,363)	(19,717)	—

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2007

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contribution RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96
	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206
	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248
	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	–	410
	—	1,397	196	1,593

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contribution RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	89	—	—	89
Cui Jianmin	89	—	—	89
Wang Xiaojun	106	—	—	106
Wang Quanxi	89	—	—	89
	373	—	—	373

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	182	82	264
Wang Xinkun	—	238	107	345
Chen Guangshui	—	187	84	271
Zhang Baocai	—	170	77	247
Dong Yunqing	—	205	92	297
	—	982	442	1,424

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	218	98	316
	—	218	98	316

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	208	94	302
Tian fengze	—	202	91	293
Shi Chenzhong	—	229	103	332
Qu Tianzhi	—	232	104	336
Ni Xinghua	—	218	98	316
Lai Cunliang	—	421	—	421
	—	1,510	490	2,000

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2005

	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contribution RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	43	—	—	43
Cui Jianmin	81	—	—	81
Wang Xiaojun	98	—	—	98
Wang Quanxi	81	—	—	81
Fan Weitang	39	—	—	39
	342	—	—	342
Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	144	65	209
Wang Xinkun	—	144	65	209
Chen Guangshui	—	144	65	209
Dong Yunqing	—	144	65	209
	—	576	260	836
Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Sheng Dong	—	—	—	—
Liu Wei Xin	—	—	—	—
Xu Bentai	—	160	72	232
	—	160	72	232
Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	144	65	209
Tian fengze	—	144	65	209
Shi Chenzhong	—	145	65	210
Lai Cunliang	—	190	86	276
Ni Xinghua	—	144	65	209
	—	767	346	1,113

No directors waived any emoluments in each of the year ended 31 December 2007, 2006 and 2005.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2007 (2006: nil; 2005: one), details of whose emoluments are included in the disclosures in note 14(a) above. The emoluments of the five individuals for the year ended December 31, 2007 (2006: five; 2005: four) were as follows:

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Salaries, allowance and other benefits in kind	6,997	6,471	3,690
Retirement benefit scheme contributions	630	582	365
Discretionary bonuses	250	656	—
	7,877	7,709	4,055

Their emoluments were within the following bands:

	2007 No. of employees	2006 No. of employees	2005 No. of employees
Nil to HK$ 1,000,000	—	—	4
HK$1,000,001 to HK$ 1,500,000	3	3	—
HK$1,500,001 to HK$ 2,000,000	2	1	—
HK$2,000,001 to HK$ 2,500,000	—	1	—

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
2006 Final dividend, RMB0.120 per share (2006: 2005 final dividend RMB0.150; 2005: 2004 final dividend RMB0.260)	590,208	737,760	799,240
Special dividends approved, RMB0.080 per share (2006: RMB0.070; 2005: nil)	393,472	344,288	—
	983,680	1,082,048	799,240

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

15.	DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR (continued)

In the annual general meeting held on June 28, 2005, a final dividend and a bonus issue to the shareholder through the capitalization of share premium of the Company on the basis of six shares for every ten existing shares in respect of the year ended December 31, 2004 were approved by the shareholders and paid and issued to the shareholders of the Company.

In the annual general meeting held on June 29, 2006, a final dividend and a special dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB836,128,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.17 per share, in respect of the year ended December

31, 2007. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2007, 2006 and 2005 is based on the profit attributable to the equity holders of the Company for the year of RMB3,230,450,000, RMB2,372,985,000 and RMB2,881,461,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2007, 2006 and 2005.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.72% to 1.44% (2006: from 0.72% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.72% per annum (2006:

0.72%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 1.8% (2006: 5.31%) per annum.

The term deposits carry fixed interest rate of 1.71% to 3.42% (2006:0.72% to 2.25%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2007 RMB’000	2006 RMB’000
Total bills receivable	2,638,956	2,004,425
Total accounts receivable	135,525	238,931
	2,774,481	2,243,356
Less: Impairment loss	(20,996)	(31,447)
Total bills and accounts receivable, net	2,753,485	2,211,909

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non- interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance dates:

	At December 31,
	2007 RMB’000	2006 RMB’000
1-90 days	1,490,661	1,429,048
91-180 days	1,262,824	782,861
	2,753,485	2,211,909

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assess the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivable which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 61 days (2006: 65days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off .

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2007 RMB’000	2006 RMB’000
Balance at January 1	31,447	126,700
Written off	(6,088)	(78,603)
Reversal	(4,363)	(16,650)

Balance at December 31	20,996	31,447

Included in the allowance for doubtful debts is an allowance of RMB21 million (2006: RMB 31million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2007 RMB’000	2006 RMB’000
COST
Auxiliary materials, spare parts and small tools	248,412	265,122
Coal products	191,722	314,439

	440,134	579,561

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

20	OTHER LOANS RECEIVABLE

At the balance sheet dates, the amount represents loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties (the “Guarantor”). The loan (the “Default Loan”) is secured by 170 million out of total 289 million state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the Guarantor. The Default Loan defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shangdong province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. The legal procedure for the transfer of ownership of the Secured Shares has not been executed.

In December 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request the Supreme Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the Guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the Guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the Guarantor. At the same time, Shandong Runhua has agreed to assist the Guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the Guarantor for the settlement if the Default Loan is not repaid by the Guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the Guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement up to RMB730 million, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the Guarantor to Shandong Runhua for full settlement up to RMB730 million.

After considering the advise from the legal counsel and the settlement agreement, the directors are in the opinion that, the amount to be recovered by the Company would be sufficient to cover the principal and interest of the Default loan.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2007 RMB’000	2006 RMB’000
Advances to suppliers	35,728	109,714
Prepaid freight charges and related handling charges	10,934	27,287
Deposit for environment protection	200,000	—
Others	80,006	94,504

	326,668	231,505

Included in the above balances as of December 31, 2007 is an impairment loss of RMB30,117,000 (2006: RMB32,650,000). During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000. During the year ended December 31,2006, the Group reserved impairment loss of RMB3,067,000. During the year ended December 31, 2005, the Group did not make any additional impairment for doubtful debts.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2007 RMB’000	2006 RMB’000
Current portion	13,976	13,746
Non-current portion	576,412	578,988

	590,388	592,734

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet ultized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24.	MINING RIGHTS

RMB’000
COST
At January 1, 2006	186,385
Exchange re-alignment	2,261
Acquisition of Shanxi Neng Hua	164,452

At January 1, 2007	353,098
Exchange re-alignment	2,092
Addition	61,923

At December 31, 2007	417,113

AMORTIZATION
At January 1, 2006	33,120
Provided for the year	12,069

At January 1, 2007	45,189
Exchange re-alignment	184
Provided for the year	15,728

At December 31, 2007	61,101

CARRYING VALUES
At December 31, 2007	356,012

At December 31, 2006	307,909

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period, and the renegotiation has not yet started up to the date of this report.

The mining rights of the Shanxi Group are amortized, on a straight-line basis, over the remaining useful life of twenty- seven years from the date of acquisition. The mining right permit expires in January 2009 and can be renewed at a cost which is not significant to the Group as the Parent Company has undertaken to compensate the Group for 79.68% of such cost.

The other mining rights are amortized, on a straight-line basis, over the useful life of twenty years from the date of commencement of commercial production.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
COST
At January 1, 2006	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
Exchange re-alignment	2,224	280	—	—	—	7,803	22	6,958	17,287
Acquisition of Shanxi Group	—	95,347	—	—	129,366	186,107	25,723	192,433	628,976
Additions	—	15,725	—	—	15,378	257,147	2,139	3,073,042	3,363,431
Transfers	—	196,575	118	5,012	—	1,238,710	10,102	(1,450,517)	—
Disposals	—	(47,600)	—	—	(31,762)	(878,537)	(17,247)	—	(975,146)

At December 31, 2006 and
January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,056	337	—	—	—	27,435	21	12,840	42,689
Additions	—	2,100	—	—	—	71,014	8,641	2,846,275	2,928,030
Transfers	—	166,334	—	1,557	14,096	672,871	35,992	(890,850)	—
Written off	—	(18,999)	—	—	(344,149)	(219,261)	(12,731)	—	(595,140)
Disposals	—	—	—	—	—	(6,461)	(1,245)	—	(7,706)

At December 31, 2007	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2006	—	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	—	7,173,507
Exchange re-alignment	—	18	—	—	—	293	6	—	317
Provided for the year	—	132,648	6,070	53,710	90,921	781,231	35,648	—	1,100,228
Eliminated on disposals	—	(41,411)	—	—	(476)	(828,954)	(16,609)	—	(887,450)

At December 31, 2006 and
January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	52	—	—	—	1,594	12	—	1,658
Provided for the year	—	123,617	6,071	53,442	85,162	931,748	38,032	—	1,238,072
Eliminated on written off	—	(9,112)	—	—	(48,990)	(186,987)	(10,308)	—	(255,397)
Eliminated on disposals	—	—	—	—	—	(1,115)	—	—	(1,115)

At December 31, 2007	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820

CARRYING VALUES
At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress:

Buildings	15 to 35 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

25.	PROPERTY, PLANT AND EQUIPMENT (continued)

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB339,743,000 have been written off in respect of buildings, mining structure, plant, machinery and equipment, and transportation equipment, which are used in the mining segment.

26.	GOODWILL

	2007 RMB’000	2006 RMB’000
COST
At January 1	295,584	153,037
Acquisition of Shanxi Group (note 38)	3,066	142,547

At December 31	298,650	295,584

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2007 RMB’000	2006 RMB’000
Coal Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd.	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	142,547

Coal Railway Transportation
– Railway Assets	97,240	97,240
	298,650	295,584

The recoverable amounts of goodwill from each of the above cash generating units has been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 10% (2006: 8%).

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

26.	GOODWILL (continued)

The cashflows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2007 and 2006, management of the Group determined that there are no impairments of any of its CGU containing goodwill.

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2007 RMB’000	2006 RMB’000
Equity securities listed on the SSE
– Stated at fair value	409,086	54,101
– Restricted portion stated at cost less impairment	—	40,281
Unlisted equity security	440	1,760
	409,526	96,142

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Lian Yun Gang Company Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one- third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2007 at the amount of RMB393,124,000. As at December 31, 2006, the unrestricted portion of this investment was presented as listed securities stated at fair value at the amount of RMB54,101,000 and the restricted portion was presented as listed securities stated at cost less impairment at the amount of RMB40,281,000.

On April 26, 2007, Lian Yun Gang Company Limited become a public company with its shares listed in SSE. Th e Company has committed not to sell its holding, or transfer to others; or asking others to held the shares on its behalf before April 28, 2008. This investment is presented as listed securities which amount to RMB15,962,000 as at December 31, 2007 and as unlisted securities which amount to RMB1,760,000 as at December 31, 2006.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

27.	INVESTMENTS IN SECURITIES (continued)

As of December 31, 2007, the investment is carried at fair value determined by reference to bid prices quoted in active markets. As of December 31, 2006, the restricted portion was stated at cost less impairment because the restricted selling period was long and the range of reasonable fair value estimates was so significant that the directors of the Company was of opinion that their fair value could not be measured reliably.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	INTERESTS IN AN ASSOCIATE

At December 31, 2007 RMB’000
Cost of investment in an associate	900,000
Share of post-acquisition loss	(2,438)
897,562

In 2007, the Group made a cash investment of RMB900,000,000 for its 30% equity interest in an associate, Huadian Zouxian Power Generation Company Limited, which established in the PRC and engaged in electricity generation business in the PRC.

Summarized financial information in respect of the Group’s associate is set out below:

At December 31, 2007 RMB’000
Total assets	7,623,027
Total liabilities	(4,631,154)

Net assets	2,991,873

Group’s share of net assets of associate	897,562

Year ended December 31, 2007 RMB’000
Revenue	321,802

Profit for the period	(8,127)

Group’s share of loss of an associate	(2,438)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

29.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shanxi province. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2007, the Company made a deposit of RMB118 million (2006: RMB97 million) in relation to this acquisition. As at December 31, 2007, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2007 RMB’000	2006 RMB’000
Bills payable	139,100	159,632
Accounts payable	518,417	586,053
	657,517	745,685

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2007 RMB’000	2006 RMB’000
1-90 days	506,474	564,995
91-180 days	—	—
181-365 days	126,048	139,974
1-2 years	24,995	40,716
	657,517	745,685

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables within the credit timeframe.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2007 RMB’000	2006 RMB’000
Customers’ deposits	942,557	674,789
Accrued wages	337,275	210,751
Other taxes payable	218,723	205,720
Payables in respect of purchases of property, plant and equipment and construction materials	615,092	442,536
Accrued freight charges	93,456	15,963
Accrued repairs and maintenance	19,493	20,162
Accrued utility expenses	4,100	5,430
Staff welfare payable	58,196	72,748
Withholding tax payable	7,464	8,645
Deposits received from employees	57,493	33,775
Consideration payable on acquisition of Southland	—	28,755
Price regulating charges	105,421	—
Accrued land subsidence, restoration rehabilitation and environmental costs	81,157	35,248
Others	130,690	145,162
	2,671,117	1,899,684

32.	(PROVISION) PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2007 RMB’000	2006 RMB’000
Balance at January 1	212,912	157,511
Additional provision in the year	(825,998)	(731,796)
Utilization of provision	593,451	787,197

Balance at December 31	(19,635)	212,912

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the year ended December 31, 2006 included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2007 RMB’000	2006 RMB’000
Within one year	72,000	50,000
More than one year, but not exceeding two years	82,000	72,000
More than two years, but not more than five years	66,000	126,000
More than five years	110,000	132,000
	330,000	380,000
Less: Amounts due within one year and included in current liabilities	(72,000)	(50,000)
Amounts due after one year	258,000	330,000

The balances at of December 31, 2007 and 2006 represent two borrowings obtained by Shanxi Tianchi before the

Company acquired it. Included in the loans of RMB330,000,000 (2006: 380,000,000) is an amount of RMB110,000,000

(2006: RMB160,000,000) that carries interest at 7.09% (2006: 5.85%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (the “PBOC”). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. the repayment is guaranteed by the Parent Company.

The remaining balance of RMB220,000,000 (2006: RMB220,000,000) carries interest at 6.84% (2006: 6.21%) per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. the amount is also guaranteed by the parent Company.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

34.	DEFERRED TAXATION

	Available-for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights RMB’000	Tax losses RMB’000	Total RMB’000
Balance at January 1, 2006	—	(146,279)	—	—	(146,279)
Acquisition of Shanxi Group	—	(2,962)	(54,269)	—	(57,231)
Charge to reserve	(11,207)	—	—	—	(11,207)
(Charge) credit to income for the year (note 12)	—	(69,272)	166	—	(69,106)
Balance at December 31, 2006 and January 1, 2007	(11,207)	(218,513)	(54,103)	—	(283,823)
Effect of change in tax rate	2,717	52,972	13,116	—	68,805
Charge to reserve	(78,236)	—	—	—	(78,236)
(Charge) credit to income for the year (note 12)	—	(34,613)	1,513	31,175	(1,925)
Balance at December 31, 2007	(86,726)	(200,154)	(39,474)	31,175	(295,179)

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2007 RMB’000	2006 RMB’000
Deferred tax assets	31,175	—
Deferred tax liabilities	(326,354)	(283,823)
	(295,179)	(283,823)

At the balance sheet date, the Group has unused tax losses of RMB 556 million (2006: RMB450 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset have been recognized in respect of RMB 104 million (2006: nil) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB 452 million (2006: RMB450 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, and losses of RMB 106 million will expire in 2012. Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

35.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS (Note 1))
	State legal person shares (held by the Parent Company)	A shares (Note 1)		Total
Number of shares
At January 1, 2006	2,672,000,000	288,000,000	1,958,400,000	4,918,400,000
Share Reform Plan	(72,000,000)	72,000,000	—	—

At January 1, 2007 and
December 31, 2007	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS (Note 1)) RMB’000
	State legal person shares (held by the Parent Company) RMB’000	A shares (Note 1) RMB’000		Total RMB’000
Registered, issued and fully paid
At January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	—	—

At January 1, 2007 and
December 31, 2007	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

Pursuant to a meeting for the holders of A shares of the company held on March 6, 2006, a share reform plan (“Share Reform Plan”) was approved by the relevant shareholders. Under the Share Reform Plan, 2.5 A shares for every existing 10 A shares would be offered by the Parent Company and the non-tradable legal person shares held by the Parent Company would then be converted to tradable shares in 4 years’ time according to a formula. The Share Reform Plan has been further approved by the Ministry of Commerce of the PRC on March 21, 2006. An aggregate of 72,000,000 state legal person shares of RMB 1 each held by the Parent Company is transferred as A shares pursuant to the Share Reform Plan.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

35.	SHAREHOLDERS’ EQUITY (continued)

Reserves

Pursuant to regulation in the PRC, the Company and certain of its subsidiaries in the PRC is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities and is not distributable to shareholders.

Pursuant to the relevant regulations from the Ministry of Finance, the Company and its subsidiaries in the PRC is no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2007 is the retained earnings computed under PRC GAAP which amounted to approximately RMB 8,363,756,000 (At December 31, 2006: RMB 6,766,042,000 as restated with adoption of new PRC GAAP).

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

36.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 33 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

37.	FINANCIAL INSTRUMENT

37a.	Categories of financial instruments

	2007 RMB’000	2006 RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	9,453,042	8,974,474
Available-for-sale financial assets	409,526	96,142

Financial liabilities
Amortised cost	2,583,276	2,796,237

37b.	Financial risk management objectives and policies

The Group’s major financial instruments include available for-sales equity instrument, bills and accounts receivable, other loan receivable, other receivables, bank balances and cash, term deposits, restricted cash, bills and accounts payable, other payable, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages ad measures the risk.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37b.	Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2007, 2006 and 2005, net sales to the Group’s five largest domestic customers accounted for approximately 25.6%, 22.1% and 20.0%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 12.1%, 10.2% and 13.4% of the Group’s net sales for the years ended December 31, 2007, 2006 and 2005, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2007, 2006 and 2005.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2007 and 2006 are as follows:

	Percentage of accounts receivable At December 31,
	2007	2006
Five largest receivable balances	63.26%	63.47%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2007		31.12.2006
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000
Company A	The PRC	40,000	32,773	30,000	26,075
Company B	The PRC	40,000	31,664	30,000	16,857
Company C	The PRC	20,000	13,645	—	—
Company D	The PRC	10,000	3,896	—	—
Company E	The PRC	10,000	3,756	—	—
Company F	The PRC	—	—	40,000	37,009
Company G	The PRC	—	—	40,000	36,862
Company H	The PRC	—	—	40,000	34,836
			85,734		151,639

As at December 31, 2007, the Group has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 80% of the Group’s total trade receivable as at December 31, 2007 and 2006.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000
United States Dollar (“USD”)	2,250	1,354	663,713	834,511
Euros (“EUR”)	47,338	13,932	34,018	76,563
Hong Kong Dollar (“HKD”)	—	—	103,851	457,546
Sterling Pound (“GBP”)	—	—	—	283

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

	USD Impact (note i)		HKD Impact (note i)
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against Respective foreign currency	62,804	73,140	4,945	21,788
– if RMB strengthens against Respective foreign currency	(62,804)	(73,140)	(4,945)	(21,788)

	USD Impact (note ii)
	2007 RMB’000	2006 RMB’000
Increase (Decrease) to profit and loss
– if AUD weakens against Respective foreign currency	(31,305)	(33,466)
– if AUD strengthens against Respective foreign currency	31,305	33,466

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group where the denomination of the loan is in a currency other than the function currency of the borrower (i.e. AUD)

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed–rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 33 for details of these borrowings).

The Group currently does not have any interest rate hedging policy.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrate on the fluctuation of the PBOC arising from the Group’s RMB borrowings.

The Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities. The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non- derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cashflow RMB’000	Carrying amount at 12.31.2007 RMB’000
2007
Non-derivative financial liabilities
Bills and accounts payables	N/A	631,207	26,310	—	—	—	657,517	657,517
Other payables	N/A	911,528	—	—	—	—	911,528	911,528
Amount due to Parent Company and its subsidiaries company	N/A	669,275	—	—	26,496	—	695,771	684,231
Bank borrowings – variable rate	6.84%-7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000

		2,212,010	37,635	65,135	202,464	169,799	2,687,043	2,583,276

2006
Non-derivative financial liabilities
Bills and accounts payables	N/A	674,213	71,472	—		—	745,685	745,685
Other payables	N/A	665,067	—	—	—	—	665,067	665,067
Amount due to Parent Company and its subsidiaries company	N/A	982,347	—	—	39,744	—	1,022,091	1,005,485
Bank borrowings – variable rate	5.85%-6.12%	—	—	53,060	231,438	195,063	479,561	380,000

		2,321,627	71,472	53,060	271,182	195,063	2,912,404	2,796,237

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

37.	FINANCIAL INSTRUMENT (continued)

37c.	Fair values

the fair value of available-for-sales investment are determined with reference to quoted market price. the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

38.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company. In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000 which give rise to additional goodwill of RMB3,066,000.

This acquisition has been accounted for using the purchase method.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

38.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES (continued)

The net assets of Shanxi Group acquired in 2006, and the goodwill arising, are as follows:

	Acquiree’s carrying amount before combination RMB’000	Fair value adjustments RMB’000	Fair value RMB’000
Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	—	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378		11,378
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)

Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547
			733,346
Total consideration satisfied by:

Cash consideration paid on acquisition			733,346

Net cash outflow arising on acquisition:

Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142
			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition to December 31, 2006.

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the year would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

39.	ACQUISITION OF HEZE

The net assets of Heze acquired in 2005, and the goodwill arising, are as follows:

Carrying value and fair value RMB’000
Bank balances and cash	180,255
Prepayments and other current assets	1,150
Property, plant and equipment	507,596
Other payables and accrued expenses	(86,061)
Amounts due to Parent Company and its subsidiary companies	(29,759)
Minority interest	(24,818)

Total net assets acquired	548,363
Goodwill arising on acquisition	35,645
584,008
Total consideration satisfied by:

Deposit made on investment in 2004	574,000
Cash consideration paid on acquisition	10,008
584,008
Net cash outflow arising on acquisition:

Cash paid on acquisition	(10,008)
Bank balances and cash acquired	180,255
170,247

Heze did not contribute significantly to the Group’s turnover and profit for the year ended December 31, 2005.

If the acquisition had been completed on January 1, 2005, the Group’s revenue and the Group’s profit for the year ended December 31, 2005 would have been RMB12,447,025,000 and RMB2,864,866,000, respectively.

On November 16, 2004, the Company entered into an equity transfer agreement (“Acquisition Agreement”) with the Parent Company and conditionally agreed to purchase the 95.67% equity interest in Heze held by the Parent Company. As at December 31, 2005, a deposit of RMB574,000,000 was paid to the Parent Company.

On June 28, 2005, a supplemental agreement (the “Supplemental Agreement”) was entered into between the Company and the Parent Company. Under the Supplemental Agreement, the Parent Company provided an irrevocable undertaking that the Group shall have the right to purchase the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company. In June 2006, the Parent Company has obtained the mining rights of Zhaolou coal mine. At December 31, 2007, the Company has not yet finished the purchase of the mining rights from the parent Company. The estimated consideration for the transfer of the mining rights of Zhaolou coal mine was approximately RMB 747 million. The relevant application has been submitted to the Municipal Land Resource Bureau. The purchases of the mining rights are subject to the approval of relevant government authorities.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

40.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2007 and 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2007 RMB’000	2006 RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	669,275	982,347
More than one year, but not exceeding two years	7,703	8,181
More than two years, but not exceeding three years	7,253	7,704
More than three years, but no exceeding four years	—	7,253

Total	684,231	1,005,485
Less: amount due within one year	(669,275)	(982,347)

Amount due after one year	14,956	23,138

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Income
Sales of coal	1,014,963	1,069,879	856,580
Sales of auxiliary materials	595,143	496,221	369,855
Utilities and facilities	—	—	29,000

Expenditure
Utilities and facilities	377,074	358,370	355,953
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	454,469	458,329	341,935
Repair and maintenance services	215,102	246,841	197,624
Social welfare and support services	313,062	406,004	242,952
Technical support and training	20,000	20,000	15,130
Road transportation services	60,718	63,448	53,346
Construction services	316,801	306,658	—

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB63,361,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and for technical support and training of RMB20,000,000, RMB20,000,000 and RMB15,130,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2006, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 38.

During the year ended December 31, 2005, the Company acquired Heze from the Parent Company. Details of this acquisition are set out in note 39.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 42).

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Trade sales	6,035,156	4,600,606	3,855,545

Trade purchases	1,056,959	1,568,658	1,607,729

Material balances with other state-controlled entities are as follows:

	At December 31
	2007 RMB’000	2006 RMB’000
Amounts due from other state-controlled entities	339,979	345,914

Amounts due to other state-controlled entities	311,922	301,117

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

40.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Year ended December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000
Directors’ fee	403	373	342
Salaries, allowance and other benefit in kind	2,315	2,710	1,503
Retirement benefit scheme contribution	378	1,030	678
	3,096	4,113	2,523

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

41.	COMMITMENTS

	At December 31,
	2007 RMB’000	2006 RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment	322,271	1,221,884
Capital expenditure authorized but not contracted for in respect of development of new coal mines	747,339	600,000
	1,069,610	1,821,884

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The unutilized Work Safety Cost at December 31, 2007 was RMB187,470,000 (2006: RMB30,208,000).

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for the operation of a coal mine to be acquired in Shaanxi province. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2007.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,073 million to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2007, deposit of RMB200 million were made and the Company is committed to further make security deposit of RMB874 million.

During 2007, the Company entered into an agreement with the Parent Company and Zhongcheng Trust and Investment LLC. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. The Company has agreed to contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2007, the procedures to establish the Investee are still in progress.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

42.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The amount of contributions paid to the Parent Company were RMB692,912,000, RMB640,620,000 and RMB522,650,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

43.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2007, 2006 and 2005. Such expenses, amounting to RMB86,269,000, RMB86,200,000 and RMB37,200,000 for each of the three years ended December 31, 2007, 2006 and 2005 respectively, have been included as part of the social welfare and support services expenses summarized in note 40.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

44.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2007, the Group acquired certain property, plant and equipment, of which RMB615,092,000 (2006: RMB442,536,000) have not yet been paid.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

45.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2007 RMB’000	2006 RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	4,331,449	4,405,364
Term deposits	1,294,984	1,194,531
Restricted cash	8,852	15,504
Amounts due from subsidiaries	213,890	259,178
Bills and accounts receivable	2,721,930	2,176,622
Inventories	325,620	417,816
Other loans receivable	640,000	640,000
Loans to subsidiaries	273,707	314,735
Prepayments and other receivables	317,922	178,751
Prepaid lease payments	13,362	13,199
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	—	212,912
TOTAL CURRENT ASSETS	10,141,716	9,828,612

MINING RIGHTS	86,111	92,735
PREPAID LEASE PAYMENTS	548,314	553,570
PROPERTY, PLANT AND EQUIPMENT	7,519,521	8,285,043
GOODWILL	107,346	107,346
INVESTMENT IN SUBSIDIARIES (note a)	3,402,004	2,511,038
INVESTMENTS IN SECURITIES	409,526	96,142
INVESTMENT IN ASSOCIATE	900,000	—
LOAN TO SUBSIDIARIES	2,170,190	1,132,505
DEPOSIT MADE ON INVESTMENT	117,926	97,426
TOTAL ASSETS	25,402,654	22,704,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	598,473	613,835
Other payables and accrued expenses	1,915,922	1,390,959
Provision for land subsidence, restoration, rehabilitation and environmental costs	19,635	—
Amounts due to Parent Company and its subsidiary companies	513,593	893,368
Taxes payable	9,956	150,594
TOTAL CURRENT LIABILITIES	3,057,579	3,048,756

AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES-DUE AFTER ONE YEAR	14,956	23,138
DEFERRED TAX LIABILITY	283,064	226,171
TOTAL LIABILITIES	3,355,599	3,298,065

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	22,047,055	19,406,352
TOTAL LIABILITIES AND EQUITY	25,402,654	22,704,417

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

45.	INFORMATION OF THE COMPANY (continued)

Notes:

(a)	Details of the Company’s subsidiaries at December 31, 2007 and 2006 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2007		2006		2007	2006
				Directly	Indirectly	Directly	Indirectly
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD	64,000,000	—	100%	—	100%-	100%	100%	Coal mining business
Heze (note)	PRC	RMB	600,000,000	96.67%	—	95.67%	—	96.67%	95.67%	Coal mining business
Yancoal Australia Pty, Limited (“Yancoal”)	Australia	AUD	64,000,000	100%	—	100%	—	100%	100%	Investment holding
Shandong Yanmei Shipping Co., Ltd. (Yanmei Shipping) (note)	PRC	RMB	5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yanzhou Coal Yuli Power Chemical Co., Ltd. (“Yulin”) (note)	PRC	RMB	800,000,000	97%	—	97%	—	97%	97%	Development of methanol project
Zhongyan Trade Co., Ltd. (“Zhongyan”) (note)	PRC	RMB	2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note)	PRC	RMB	600,000,000	100%	—	98%	—	100%	98%	Investment holding
Shanxi Tianchi (note)	PRC	RMB	90,000,000	—	79.68%	—	79.68%	78.09%	78.09%	Coal mining business
Shanxi Tianhao (note)	PRC	RMB	150,000,000	—	97.85%	—	97.85%	95.89%	95.89%	Development of methanol project

Note:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao are established in the PRC as limited liability companies.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

45.	INFORMATION OF THE COMPANY (continued)

(b) The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Statutory common welfare fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,018,983	509,491	—	6,529,577	17,785,120
Gain on fair value changes of available-for-sale investment	—	—	—	—	—	33,961	—	33,961
Deferred tax on fair value change of available-for-sales investment	—	—	—	—	—	(11,207)	—	(11,207)
Net income recognised directly in equity	—	—	—	—	—	22,754	—	22,754
Profit for the year	—	—	—	—	—	—	2,680,526	2,680,526
Profit and total income and expense recognized for the year	—	—	—	—	—	22,754	2,680,526	2,703,280
Appropriations to reserves	—	—	390,340	175,821	—	—	(566,161)	—
Transfer	—	—	—	509,491	(509,491)	—	—	—
Dividends	—	—	—	—	—	—	(1,082,048)	(1,082,048)
Balance at December 31, 2006 and January 1, 2007	4,918,400	2,981,002	2,218,007	1,704,295	—	22,754	7,561,894	19,406,352
Gain on fair value change of available-for-sale investment	—	—	—	—	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sales	—	—	—	—	—	(75,519)	—	(75,519)
Net income recognized directly in equity	—	—	—	—	—	237,425	—	237,425
Profit for the year	—	—	—	—	—	—	3,386,958	3,386,958
Total recognized income and expenses for the year	—	—	—	—	—	237,425	3,386,958	3,624,383
Appropriations to reserves	—	—	361,110	333,645	—	—	(694,755)	—
Dividends	—	—	—	—	—	—	(983,680)	(983,680)
Balance at December 31, 2007	4,918,400	2,981,002	2,579,117	2,037,940	—	260,179	9,270,417	22,047,055

Supplemental Information

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statement in accordance with relevant accounting principles and regulations applicable to PRC enterprises. In the current period, the Group has applied, for its first time, the Accounting Standards for Business Enterprises (“ASBEs”) issued by the Ministry of Finance of the People’s Republic of China that are effective for accounting periods beginning on or after January 1, 2007. The application of the ASBEs has resulted in the changes in presentation of the financial statement and in the accounting policies which prior periods adjustments have been made.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	Adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity.

(ii)	Reversal of the Work Safety Cost provided but not yet utilizing for the enhancement of safety production environment and facilities, which is charged as expenses when provided under PRC GAAP.

(iii)	Depreciation provided for plant and equipment acquired by utilizing Work Safety Cost, which is charged as expenses in all once provided as Work Safety Cost under PRC GAAP;

(iv)	Under IFRS, the acquisitions of Jining II, Jining III, Railway Assets, Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Jining III, Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(v)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

Supplemental Information

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

(vi)	Recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The following table summarizes the differences between consolidated financial statement prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2007 RMB’000	2006 RMB’000	2005 RMB’000	2007 RMB’000	2006 RMB’000

As per consolidated 3 financial statements prepared under IFRS	3,230,450	2,372,985	2,881,461	21,417,537	18,931,779
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	(368,531)	(390,907)	(381,208)	(814,516)	(447,372)
– reversal of Work Safety Cost	(138,456)	(209,555)	(238,600)	(797,763)	(659,974)
– Fair value adjustment on mining rights of Shanxi Group and related amortization	6,053	—	—	(128,385)	(130,640)
– Goodwill arising from acquisition of Jining II, Railway Assets, Heze and Shanxi Group	—	—	—	(288,604)	(285,538)
– deferred tax effect on temporary differences not recognized under PRC GAAP	(32,988)	69,021	123,175	231,537	260,903
– others	(3,230)	686	—	(4,116)	2,896
As per consolidated financial statements prepared under PRC GAAP	2,693,298	1,842,230	2,384,828	19,615,690	17,672,054

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Auditors’ Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED.:

We have audited the accompanying financial statements of Yanzhou Coal Mining Company Limited. (“the Company”), which comprise of the company and consolidated balance sheets as at December 31, 2007, and the company and consolidated income statements, the statements of changes in equity and cash flow statements for the year then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation of these financial statements in accordance with Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Chinese Certified Public Accountants Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal control relevant to the preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Report

3.	OPINION

In our opinion, the financial statements of the Company have been prepared in accordance with Accounting Standards for Business Enterprise and the Accounting System for Business Enterprise, and present fairly, in all material respect, the company and consolidated financial position of the Company as of December 31, 2007, and the company and consolidated results of its operations and cash flows for the year then ended.

Deloitte Touche Tohmatsu CPA Ltd.	Chinese Certified Public Accountant
Shanghai, China	Zhang Ying
Chen Song

April 18, 2008

The auditors’ report and the accompanying financial statements are English translations of the Chinese auditors’ report and statutory financial statements prepared under accounting principles and practices generally accepted in the People’s Republic of China. These financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in other countries and jurisdictions. In case the English version does not conform to the Chinese version, the Chinese version prevails.

THE COMPANY AND CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2007

		The Group		The Company
	NOTES IX	At December 31, 2007 RMB	At December 31, 2006 RMB (Restated)	At December 31, 2007 RMB	At December 31, 2006 RMB (Restated)

ASSETS
CURRENT ASSETS:
Bank balances and cash	1	5,779,552,295	6,028,060,759	5,635,285,807	5,615,399,136
Notes receivable	2	2,732,422,448	2,061,620,338	2,730,805,288	2,061,620,338
Accounts receivable	3	120,548,231	214,170,457	90,610,323	181,851,451
Prepayments	4	59,832,653	115,894,464	57,089,331	105,414,667
Interest receivable	5	—	—	76,482,715	31,457,046
Dividends receivable		—	—	—	298,582
Other receivables	6	315,801,434	192,373,095	956,461,123	573,541,575
Inventories	7	440,133,628	579,560,747	325,619,749	417,815,789
Entrust loan	8	640,000,000	640,000,000	837,224,200	923,278,300
Other current assets	9	10,933,507	240,199,375	10,933,507	239,949,381

Total current assets		10,099,224,196	10,071,879,235	10,720,512,043	10,150,626,265

NON CURRENT ASSETS:
Available-for-sale financial assets	10	409,085,879	94,381,623	409,085,879	94,381,623
Entrust loan	8	—	—	2,170,189,800	1,132,504,700
Long-term equity investments	11	898,001,770	1,760,419	4,023,118,868	2,240,882,272
Fixed assets	12	8,242,576,351	8,795,190,480	6,849,270,087	7,522,530,384
Fixed assets under construction	13	4,289,220,537	2,197,521,485	70,713,274	111,624,099
Materials held for construction of fixed assets	14	229,460,787	65,408,224	1,656,966	21,829,853
Intangible assets	15	788,504,784	721,759,540	647,787,472	659,503,957
Goodwill	16	10,045,361	10,045,361	—	—
Long-term deferred expenses	17	21,728,081	25,067,328	—	—
Deferred tax assets	18	31,174,701	—	—	—
Other non-current assets	19	306,476,992	557,915,001	117,925,900	97,425,900

Total non-current assets		15,226,275,243	12,469,049,461	14,289,748,246	11,880,682,788

TOTAL ASSETS		25,325,499,439	22,540,928,696	25,010,260,289	22,031,309,053

Continued

THE COMPANY AND CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2007

		The Group		The Company
	NOTES IX	At December 31, 2007 RMB	At December 31, 2006 RMB (Restated)	At December 31, 2007 RMB	At December 31, 2006 RMB (Restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Notes payable	21	154,519,715	168,945,054	154,519,715	137,843,036
Accounts payable	22	559,346,058	662,673,015	484,693,966	537,682,591
Advances from customers	23	983,294,466	732,812,102	963,437,277	722,618,722
Salaries and wages payable	24	337,275,927	210,216,780	299,831,899	174,764,641
Taxes payable	25	228,657,191	356,052,352	225,673,305	353,593,958
Other payables	26	1,909,171,032	1,760,353,295	1,480,813,707	1,431,145,703
Long-term payables due within one year	27,28	487,447,969	90,955,596	395,837,955	33,093,610
Other current liabilities	9	19,634,780	—	19,634,780	—

Total current liabilities		4,679,347,138	3,982,008,194	4,024,442,604	3,390,742,261

NON-CURRENT LIABILITIES
Bank borrowings	27	258,000,000	330,000,000	—	—
Long-term payables	28	636,193,076	483,451,135	636,193,076	483,451,135
Deferred tax liabilities	29	86,726,297	11,207,245	86,726,297	11,207,245

Total non-current liabilities		980,919,373	824,658,380	722,919,373	494,658,380

TOTAL LIABILITIES		5,660,266,511	4,806,666,574	4,747,361,977	3,885,400,641

SHAREHOLDERS’ EQUITY:
Share capital	30	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	31	4,943,369,082	4,710,915,252	4,942,801,517	4,710,347,687
Surplus reserves	32	2,037,940,337	1,751,118,730	2,037,940,337	1,751,118,730
Retained earnings	33	7,729,922,091	6,307,125,592	8,363,756,458	6,766,041,995
Translation reserve		(13,941,634)	(15,505,409)	—	—

Equity attributable to shareholders of the Company		19,615,689,876	17,672,054,165	20,262,898,312	18,145,908,412

Minority interest		49,543,052	62,207,957	—	—

TOTAL SHAREHOLDERS’ EQUITY		19,665,232,928	17,734,262,122	20,262,898,312	18,145,908,412

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,325,499,439	22,540,928,696	25,010,260,289	22,031,309,053

The accompanying notes are part of the financial statements.

The financial statements on pages 133 to 229 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yu Xiang	Zhao Qing Chun

THE COMPANY AND CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

		The Group		The Company
		For the year ended Dec 31,		For the year ended Dec 31,
Item	NOTES IX	2007 RMB	2006 RMB (Restated)	2007 RMB	2006 RMB (Restated)

1. Revenue	34	16,595,832,427	14,458,419,357	15,709,039,424	14,317,006,258
Less: Cost of sales	35	8,731,303,260	7,990,291,939	8,041,657,877	7,739,666,343
Sales taxes and surcharges	36	298,168,161	281,590,576	289,725,282	281,012,658
Selling expense	37	685,702,764	1,037,997,906	530,743,190	1,012,459,591
General and administrative expense		2,578,630,006	2,006,627,935	2,315,936,225	1,815,891,255
Financial expense	38	(72,451,450)	(32,966,609)	54,891,493	30,295,423
Impairment loss of assets	39	(4,364,203)	(19,716,674)	(4,361,841)	(19,746,863)
Add: Investment income	40	4,705,418	6,311,225	104,968,103	46,938,641

Including: Investment income of associates	40	(2,438,230)	—	(2,438,230)	—

2. Operating profit		4,383,549,307	3,200,905,509	4,585,415,301	3,504,366,492
Add: Non-operating income	41	29,389,787	15,109,124	27,806,959	14,013,451
Less: Non-operating expense	42	373,472,715	89,562,125	371,245,474	82,809,974

3. Profit before income tax		4,039,466,379	3,126,452,508	4,241,976,786	3,435,569,969
Less: Income tax	43	1,348,507,813	1,285,550,000	1,373,760,716	1,284,833,596

4. Net profit		2,690,958,566	1,840,902,508	2,868,216,070	2,150,736,373

Including: Attribute to shareholders of the Company		2,693,298,106	1,842,230,024	2,868,216,070	2,150,736,373
Minority interest		(2,339,540)	(1,327,516)	—	—

5. Earnings per share
(1) Basis	44	0.55	0.37
(2) Diluted	44	N/A	N/A

The accompanying notes are part of the financial statements.

THE COMPANY AND CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

	NOTES IX	The Group		The Company
		2007 RMB	2006 RMB	2007 RMB	2006 RMB

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		18,284,849,814	16,140,312,233	17,356,734,017	16,008,029,694
Other cash received relating to operating activities	48	434,017,502	541,469,913	371,287,073	361,206,785

Sub-total of cash inflows		18,718,867,316	16,681,782,146	17,728,021,090	16,369,236,479

Cash paid for goods and services		5,016,176,267	5,085,243,877	4,440,583,420	4,944,979,986
Cash paid to and on behalf of employees		3,553,356,812	2,833,258,950	3,172,076,697	2,565,306,688
Taxes payments		3,538,445,444	3,318,349,229	3,497,825,660	3,315,398,012
Other cash paid relating to operating activities	48	2,030,101,595	1,068,108,816	2,119,566,562	1,576,121,658

Sub-total of cash outflows		14,138,080,118	12,304,960,872	13,230,052,339	12,401,806,344

NET CASH FLOW FROM OPERATING ACTIVITIES		4,580,787,198	4,376,821,274	4,497,968,751	3,967,430,135

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from return on investments		—	—	300,000,000	—
Cash received from investment income		7,143,648	6,311,225	62,679,246	15,183,013
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		31,592,687	14,173,454	24,950,278	13,394,064
Other cash received relating to investing activities	49	59,404,380	—	6,650,881	—

Sub-total of cash inflows		98,140,715	20,484,679	394,280,405	28,577,077

Cash paid to acquire fixed assets, intangible assets and other long-term assets		2,846,023,681	3,770,532,448	721,640,792	1,067,365,264
Cash paid for investments		935,466,200	541,629,776	3,087,966,200	2,296,351,100

Including: Cash paid for the acquisition of Heze Power		—	—	876,000,000	—
Cash paid for the acquisition of Shanxi Power		14,966,200	444,203,876	14,966,200	733,346,200
Cash paid for additional investment in Yanmei Australia		—	—	—	211,996,000
Cash paid for additional investment in Yulin Yushuwan		20,500,000	97,425,900	20,500,000	97,425,900
Cash paid for investment in Huadian Zouxian		900,000,000	—	900,000,000	—

Other cash paid relating to investing activities	49	—	81,034,538	—	15,503,032

Sub-total of cash outflows		3,781,489,881	4,393,196,762	3,809,606,992	3,379,219,396

NET CASH FLOW FROM INVESTING ACTIVITIES		(3,683,349,166)	(4,372,712,083)	(3,415,326,587)	(3,350,642,319)

Continued

THE COMPANY AND CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

		The Group		The Company
	NOTES IX	2007 RMB	2006 RMB	2007 RMB	2006 RMB
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		24,000,000	—	—	—
Including: Investment from minority investors of a subsidiary		24,000,000	—	—	—
Sub-total of cash inflows		24,000,000	—	—	—
Repayments of borrowings		50,000,000	200,000,000	—	200,000,000
Cash paid for acquisition of Jining III		13,247,800	13,247,800	13,247,800	13,247,800
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,008,731,745	1,103,087,868	983,680,000	1,101,285,561
Include: Dividends paid to minority investors of a subsidiary		330,120	271,448	—	—
Sub-total of cash outflows		1,071,979,545	1,316,335,668	996,927,800	1,314,533,361
NET CASH FLOW FROM FINANCING ACTIVITIES		(1,047,979,545)	(1,316,335,668)	(996,927,800)	(1,314,533,361)

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(40,388,571)	(19,719,687)	(59,176,812)	—

5. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(190,930,084)	(1,331,946,164)	26,537,552	(697,745,545)
Add: Cash and cash equivalent, opening	46	5,910,475,432	7,242,421,596	5,599,896,104	6,297,641,649

6. Cash and cash equivalents, ending	46	5,719,545,348	5,910,475,432	5,626,433,656	5,599,896,104

The accompanying notes are part of the financial statements.

THE COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2007

				The Group
				NOTES IX	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB	Translation reserve RMB	Attribute to shareholders of the Company RMB	Minority interest RMB	Total RMB
For the year ended December 31, 2006

I.	Balance at December 31, 2005				4,918,400,000	4,865,480,791	1,528,790,703	5,843,971,924	(15,016,163)	17,141,627,255	—	17,141,627,255
	1.	Change in accounting policies (Note VI)			—	(155,664,158)	7,254,389	(81,954,718)	—	(230,364,487)	52,750,300	(177,614,187)
Balance at January 1, 2006					4,918,400,000	4,709,816,633	1,536,045,092	5,762,017,206	(15,016,163)	16,911,262,768	52,750,300	16,964,013,068
III.	Changes for the year
	(I)	Net profit			—	—	—	1,842,230,024	—	1,842,230,024	(1,327,516)	1,840,902,508
	(II)	Gain and loss directly recognized in shareholders’ equity
		1.	Net fair value changes of available-for-sale financial assets	31	—	33,961,349	—	—	—	33,961,349	—	33,961,349
		2.	Acquisition of 2% shareholders’ equity of Shanxi Power	31	—	(235,135,480)	—	—	—	(235,135,480)	10,911,914	(224,223,566)
		3.	Translation reserve		—	—	—	—	(489,246)	(489,246)	—	(489,246)
		4.	Wei Jian Fei transfer in	31	—	213,479,995	—	—	—	213,479,995	144,707	213,624,702
		5.	Income tax effect related to items Recorded in shareholder equity	31	—	(11,207,245)	—	—	—	(11,207,245)	—	(11,207,245)
		Sub-total of (I) and (II)			—	1,098,619	—	1,842,230,024	(489,246)	1,842,839,397	9,729,105	1,852,568,502
	(III)	Owner’s contributions and reduction in capital			—	—	—	—	—	—	—	—
	(IV)	Profit distribution
		1.	Transfer to surplus reserve	32, 33	—	—	215,073,638	(215,073,638)	—	—	—	—
		2.	Distribution to shareholders	33	—	—	—	(1,082,048,000)	—	(1,082,048,000)	(271,448)	(1,082,319,448)
IV.	Balance at December 31, 2006				4,918,400,000	4,710,915,252	1,751,118,730	6,307,125,592	(15,505,409)	17,672,054,165	62,207,957	17,734,262,122
For the year ended December 31, 2007
I.	Balance at January 1, 2007				4,918,400,000	4,710,915,252	1,751,118,730	6,307,125,592	(15,505,409)	17,672,054,165	62,207,957	17,734,262,122
II.	Changes for the year
	(I)	Net profit			—	—	—	2,693,298,106	—	2,693,298,106	(2,339,540)	2,690,958,566
	(II)	Gain and loss directly recognized in shareholders’ equity
		1.	Net fair value changes of available-for-sale financial assets	31	—	312,943,837	—	—	—	312,943,837	—	312,943,837
		2.	Translation reserve		—	—	—	—	1,563,775	1,563,775	—	1,563,775
		3.	Income tax effect related to items
			Recorded in shareholder equity	31	—	(75,519,052)	—	—	—	(75,519,052)	—	(75,519,052)
		Sub-total of (I) and (II)			—	237,424,785	—	2,693,298,106	1,563,775	2,932,286,666	(2,339,540)	2,929,947,126
	(III)	Owner’s contributions and reduction in capital
		1.	Capital contribution from shareholders		—	—	—	—	—	—	24,000,000	24,000,000
		2.	Others	31	—	(4,970,955)	—	—	—	(4,970,955)	(33,995,245)	(38,966,200)
	(IV)	Profit distribution
		1.	Transfer to surplus reserve	32, 33	—	—	286,821,607	(286,821,607)	—	—	—	—
		2.	Distribution to shareholders	33	—	—	—	(983,680,000)	—	(983,680,000)	(330,120)	(984,010,120)
Balance at December 31, 2007					4,918,400,000	4,943,369,082	2,037,940,337	7,729,922,091	(13,941,634)	19,615,689,876	49,543,052	19,665,232,928

THE COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2007

				The Company
				NOTES IX	Share capital RMB	Capital reserves RMB	Surplus reserves RMB	Retained earnings RMB	Translation reserve RMB	Total RMB
For the year ended December 31, 2006

I.	Balance at December 31, 2005				4,918,400,000	4,865,480,791	1,528,474,119	5,844,288,508	—	17,156,643,418
	1.	Change in accounting policies (Note VI)			—	(155,664,158)	7,570,973	68,138,752	—	(79,954,433)

II.	Balance at January 1, 2006				4,918,400,000	4,709,816,633	1,536,045,092	5,912,427,260	—	17,076,688,985

III.	Changes for the year
	(I)	Net profit			—	—	—	2,150,736,373	—	2,150,736,373
	(II)	Gain and loss directly recognized in shareholders’ equity
		1.	Net fair value changes of available-for-sale financial assets	31	—	33,961,349	—	—	—	33,961,349
		2.	Acquisition of Shanxi Power	31	—	(235,135,480)	—	—	—	(235,135,480)
		3.	Translation reserve		—	—	—	—	—	—
		4.	Wei Jian Fei transfer in	31	—	212,912,430	—	—	—	212,912,430
		5.	Income tax effect related to items
			Recorded in shareholders’ equity	31	—	(11,207,245)	—	—	—	(11,207,245)

		Sub-total of (I) and (II)			—	531,054	—	2,150,736,373	—	2,151,267,427

	(III)	Shareholder’s contributions and reduction in capital			—	—	—	—	—	—
	(IV)	Profit distribution
		1.	Transfer to surplus reserve	32, 33	—	—	215,073,638	(215,073,638)	—	—
		2.	Distribution to shareholders	33	—	—	—	(1,082,048,000)	—	(1,082,048,000)

IV.	Balance at December 31, 2006				4,918,400,000	4,710,347,687	1,751,118,730	6,766,041,995	—	18,145,908,412

For the year ended December 31, 2007

I.	Balance at January 1, 2007				4,918,400,000	4,710,347,687	1,751,118,730	6,766,041,995	—	18,145,908,412
II.	Changes for the year
	(I)	Net profit			—	—	—	2,868,216,070	—	2,868,216,070
	(II)	Gain and loss directly recognized in shareholders’ equity
		1.	Net fair value changes of available-for-sale financial assets	31	—	312,943,837	—	—	—	312,943,837
		2.	Translation reserve		—	—	—	—	—	—
		3.	Income tax effect related to items
			Recorded in shareholders’ equity	31	—	(75,519,052)	—	—	—	(75,519,052)

		Sub-total of (I) and (II)			—	237,424,785	—	2,868,216,070	—	3,105,640,855

	(III)	Shareholder’s contributions and reduction in capital			—	—	—	—	—	—
		1.	Other	31	—	(4,970,955)	—	—	—	(4,970,955)

	(IV)	Profit distribution
		1.	Transfer to surplus reserve	32, 33	—	—	286,821,607	(286,821,607)	—	—
		2.	Distribution to shareholders	33	—	—	—	(983,680,000)	—	(983,680,000)

III.	Balance at December 31, 2007				4,918,400,000	4,942,801,517	2,037,940,337	8,363,756,458	—	20,262,898,312

The accompanying note are part of the financial statements.

Notes to the Financial Statements

For the year ended December 31, 2007

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a Sino-foreign joint stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company is one of the nineteenth batch of share reform companies designated by China Securities Regulatory Commission. As approved by the Lu State-owned Assets Ownership Letter [2006] No.32 issued by the State-owned Assets Supervision & Administration Commission (SASAC) of People’s Government of Shandong Province, as well as approved by the Company’s shareholder’s meeting regarding the share reform plan, the Company’s share reform plan is as follows: 2.5A shares for every existing 10 A shares would be offered by the non-tradable legal person shares on the share registration date (March 30, 2006) of share reform plan implemented. After the implementation of the plan, the Company’s total share capital as well as the Company’s financial indicators such as assets, liabilities, shareholder’s equity, earnings per share, etc. will remain unchanged, and the shares owned by Yankuang Group would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan was further approved by the Ministry of Commerce of the PRC on March 21, 2006 and was implemented by April 3, 2006. See Note IX 30 for share capital after share reform.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

First-time adoption of the Accounting Standards for Business Enterprises issued on February 15, 2006 (hereinafter referred to as “new CASs” or “ASBEs”)

Since January 1, 2007, the Company has adopted the new CASs issued by the Ministry of Finance (MOF) on February 15, 2006, and in accordance with the requirements of Articles 5 to 19 of Accounting Standard for Business Enterprises No. 38 – First-Time Adoption of Accounting Standard for Business Enterprises (“ASBE No. 38”), made retrospective adjustments to the financial statements of the comparative year.

In addition, the Company is a listed company issuing A and H shares that originally provided external parties with financial statements prepared under both new CASs and International Financial Reporting Standards (“IFRSs”). In accordance with the requirements of Article 1 of Accounting Standard for Business Enterprises Interpretation No. 1, for transactions or events with no differences in the accounting treatment between the new CASs and IFRSs, except for retrospective adjustment is required under Articles 5 to 19 of ASBE No. 38, according to the information obtained and on the basis of the Company’s financial statements prepared under IFRS, the Company makes retrospective adjustments to other transactions and events related to the changes in accounting policies due to the adoption of the New CASs which are not addressed by Articles 5 to 19 of ASBE No. 38, as well as to the financial statements of the comparative year. The impact of first-time adoption of the new CASs on the financial statements of the comparative year is stated in Note VI.

Notes to the Financial Statements

For the year ended December 31, 2007

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS (continued)

First-time adoption of the Accounting Standards for Business Enterprises issued on February 15, 2006 (hereinafter referred to as “new CASs or “ASBEs”).-continued

For changes in the classification, name and method of presentation for items in the financial statements, the financial statements of the comparative year have been restated in accordance with the requirements of the new CASs.

In addition, the financial information in the financial statements are presented and disclosed in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2007).

III.	DECLARATION OF COMPLIANCE WITH ASBE

The financial statements have been prepared in accordance with the new CASs and has been presented fairly, in all material respects, the company and consolidated financial position of the Company as of December 31, 2007 and the company and consolidated results of its operations and cash flows for the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The following accounting policies and accounting estimates systems are determined by the new CASs.

1.	Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

2.	Recording currency

Renminbi (“RMB”) is the currency of the primary economic environment, in which the Company and the subsidiaries located in China operate. The recording currency of the Company and the subsidiaries mentioned before is RMB.

The recording currency of two of the Company’s subsidiaries, namely Austar Coal Mine Pty. Limited and Yancoal Australia Pty. Limited who are located in Australia is Australia dollar (“AUD”).

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting. Except for some financial instruments which are measured at fair value, the financial statements use the historical cost as the principle of measurement. Where assets are impaired, provisions for assets impairment are made in accordance with relevant requirements.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

4.	Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and investments which are subject to an insignificant risk of changes in value.

5.	Foreign currency translation

On initial recognition, foreign currency transactions are translated using the spot exchange rate at the date when the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated to RMB using the spot exchange rate at that date. Exchange differences arising from the differences between the spot exchange rate prevailing at the balance sheet date and those spot rates used on initial recognition or at the previous balance sheet date are recognized in profit or loss for the current period, except for the exchange differences arising from specific-purpose borrowings in foreign currencies that are eligible for capitalization, which could be capitalized during the capitalization period and included in the cost of related assets.

Foreign currency non-monetary items carried at historical cost shall continue to be measured at the amounts in functional currency translated using the spot exchange rates at the dates of the transactions; foreign currency non- monetary items carried at fair value are translated using the spot exchange rates at the date when the fair value was determined. Differences between the translated amount and the original amount of functional currency are accounted for as changes in fair value (including changes in foreign exchange rates) and included in profit or loss for the period or in shareholders’ equity.

Preparation of consolidated financial statements involving offshore operators, the exchange differences due to the exchange rate fluctuation should be presented in the “Translation reserve” item in shareholders’ equity in case of a net investment of overseas operations of foreign currency monetary items. The disposal of offshore operators shall be included in profit or loss for the current period.

6.	Financial Instruments

The Company recognizes the financial assets or financial liabilities when it acts as one party of a contract. Financial assets and financial liabilities are initially recognized at fair value. For financial assets and financial liabilities classified as at fair value through profit or loss, relevant transaction costs are directly recognized in profit or loss for the current period; for financial assets and financial liabilities classified as other categories, relevant transaction costs are included in the initial recognition amount.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

7.	Classification and valuation of financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

7.1.	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if: (1) it has been acquired principally for the purpose of selling in the near term; or (2) it is a part of an identified portfolio of financial instruments that are managed together and for which there is objective evidence of a recent pattern of short-term profit-taking; or (3) it is a derivative, except for a derivative that is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured.

A financial asset may be designated as at FVTPL upon initial recognition if either: (1) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or (2) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis to the Company’s key management personnel.

Financial assets at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial assets recognized in profit or loss for the period.

7.2.	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

The held-to-maturity investments are carried at the amortized cost using the effective interest rate method less the impairment provision, a gain or loss is recognize in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period, using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

7.	Classification and valuation of financial assets (continued)

7.2.	Held-to-maturity investment (continued)

When calculating the effective interest rate, the Company shall estimate future cash flows considering all contractual terms of the financial asset or financial liability (including prepayment, call and similar options) but shall not consider future credit losses. The calculation of the effective interest rate shall include all fees paid or received between the parties to the contract giving rise to the financial asset and financial liability that are an integral part of the effective interest rate, transaction costs, and premiums or discounts etc.

7.3.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables are subsequently measured at amortized cost using the effective interest method. Gains or losses arising from derecognition, impairment or amortization are recognized in profit or loss for the period.

7.4.	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

AFS financial assets are subsequently measured at fair value. Gains or losses arising from changes in fair value (other than impairment losses and exchange differences on foreign currency monetary assets which are recognized in profit or loss for the period) are recognized directly in shareholders’ equity, and are reversed and recognized in profit or loss for the period when such financial assets are derecognized.

Interest received during the period in which the entity holding AFS financial assets and cash dividends declared by the investee shall be recognized as investment income.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

8.	Impairment of financial assets

The Company has assessed at the balance sheet date the carrying amount of a financial asset (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine the amount of any impairment loss.

•	Impairment of held-to-maturity investments, loans and account receivable

If a financial asset carried at cost or unamortized cost is impaired, the carrying amount of the financial asset shall be reduced to the present value of estimated future cash flows. The amount of reduction shall be recognized as an impairment loss in profit or loss. If, subsequent to the recognition of an impairment loss on a financial asset carried at amortized cost, there is objective evidence of a recovery in value of the financial asset which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed. However, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

•	Impairment of AFS financial asset

When an AFS financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in shareholders’ equity shall be removed from shareholders’ equity and recognized in profit or loss. The amount of the cumulative loss that is removed from shareholders’ equity shall be the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

If, after an impairment loss has been recognized on an AFS financial asset, the fair value of the financial asset increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss shall be reversed, with the amount of the reversal of AFS debt instrument recognized in profit or loss but AFS equity instrument recognized in shareholders’ equity.

Impairment losses incurred by the following are not reversed: (1) investments in an equity instrument that is not quoted in an active market whose fair value cannot be measured reliably; or (2) derivatives financial assets linked to and must be settled by delivery of such an equity instrument; or (3) long-term equity investments not constituting control, common control or significant influence that are not quoted in an active market whose fair value cannot be measured reliably.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

9.	Derecognition of financial assets

The company shall derecognize a financial asset when (1) the contractual rights to the cash flows from the financial asset expire; or (2) the financial asset has been transferred, including all the risks and revenues from the ownership; (3) the financial asset has been transferred, and the Company has given up the control of the financial assets, though it has neither transferred the ownership of the financial assets nor retained almost all the risks and revenues from the ownership.

10.	Inventories

Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The actual costs of inventories transferred out or issued for use are determined by the weighted average method.

The Company adopts a perpetual inventory system to account for its inventory.

11.	Provision for decline in value of inventories

At the balance sheet date, inventories are measured at the lower of cost and net realizable value. If the cost of inventories is higher than the net realizable value, a provision for decline in value of inventories shall be recognized. For large quantity and low value items of inventories, provision may be made based on categories of inventories. For other inventories, the excess of cost over the net realizable value is generally recognized as provision for decline in value of inventories on an item-by-item basis.

After provision for decline in value of inventories has been made, if the circumstances that previously caused inventories to be written down no longer exist which results in the net realizable value is higher than the carrying amount, the amount of the write-down shall be reversed in profit or loss; the reversal shall be limited to the amount originally provided for the decline in value of inventories.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. Purpose of inventories being held and effect of the post balance sheet events shall be taken into consideration in determining the net realizable value based on the conclusive available evidence.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

12.	Long-term equity investments

For a long-term equity investment acquired through a business combination involving enterprises under common control, the initial investment cost of the long-term equity investment shall be the absorbing party’s share of the carrying amount of the shareholders’ owners’ equity of the party being absorbed at the date of combination. For a long-term equity investment acquired through business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired shall be the cost of acquisition. The long-term equity investment acquired through means other than a business combination shall be initially measured at its cost.

Where the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be accounted for using the cost method. Where the Company can exercise joint control or significant influence over the investee, a long-term equity investment shall be accounted for using the equity method. Where the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be accounted for as an AFS financial asset.

A long-term equity investment where the Company can exercise control over the investee is accounted for using the cost method.

12.1.	A long-term equity investment accounted for using the cost method

Under the cost method, a long-term equity investment is measured at its initial investment cost. Investment income recognized in the current period shall be limited to the amount distributed to it out of accumulated net profits of the investee arising after the investment was made. Any cash dividends or distributions that declared by the investee received in excess of this amount shall be treated as return of initial investment cost to reduce the carrying amount of the investment.

12.2.	A long-term equity investment accounted for using the equity method

Under the equity method, where the initial investment cost of a long-term equity investment exceeds the investing enterprise’s interest in the fair values of the investee’s identifiable net assets at the acquisition date, no adjustment shall be made to the initial investment cost. Where the initial investment cost is less than the investing enterprise’s interest in the fair values of the investee’s identifiable net assets at the acquisition date, the difference shall be charged to profit or loss for the current period, and the cost of the long-term equity investment shall be adjusted accordingly.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

12.	Long-term equity investments (continued)

12.2.	A long-term equity investment accounted for using the equity method (continued)

Under the equity method, investment income or loss represents the Company’s share of the net profits or losses made by the investee for the current period. The Company shall recognize its share of the investee’s net profits or losses based on the fair values of the investee’s individual separately identifiable assets at the time of acquisition, after making appropriate adjustments thereto in conformity with the accounting policies and accounting periods of the Company. For any changes in shareholders’ equity other than net profits or losses in the investee, the Company shall adjust the carrying amount of the long-term equity investment and include the corresponding adjustment in shareholders’ equity.

The Company’s share of net losses of the investee shall be recognized to the extent that the carrying amount of the long-term equity investment together with any long-term interests that in substance form part of the investor’s net investment in the investee are reduced to zero. If the Company has to assume additional obligations, the estimated obligation assumed shall be provided for and charged to the profit or loss as investment loss for the period. Where the investee is making profits in subsequent periods, the Company shall resume recognizing its share of profits after setting off against the unrecognized share of losses.

For the long-term equity investment in associate and joint venture held prior to first-time adoption date, if there exists equity investment debit balance associated with the investment, the amounts amortized on a straight-line basis during the remaining period shall be recognized in profit or loss for the current period.

12.3.	Disposal of a long-term equity investment

On disposal of a long-term equity investment, the difference between the proceeds actually received and the carrying amount shall be recognized in profit or loss for the current period. For a long-term equity investment accounted for using the equity method, any changes in the shareholders’ equity of the investee included in the owner’s equity of the investing enterprise shall be transferred to profit or loss for the current period on a pro-rata basis according to the proportion disposed of.

13.	Fixed assets and depreciation

Fixed assets are tangible assets that are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes; and have useful lives more than one accounting year.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

13.	Fixed assets and depreciation (continued)

Fixed assets shall be initially measured at cost and the effect of any expected costs of abandoning the asset at the end of its use. Except for lands category for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method. The estimated residual rate, useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Estimated residual value	Useful life	Annual depreciation rate
Buildings	3%	15-30 years	3.23-6.47%
Railway structure	3%	15-25 years	3.88-6.47%
Harbor works and craft	3%	40 years	2.43%
Plant, machinery and equipment	3%	5-15 years	6.47-19.40%
Transportation equipment (Note)	3%	6-18 years	5.39-16.17%

Note:	Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB 2.50 per tonne of raw coal mined. Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

Estimated net residual value of a fixed asset is the estimated amount that an enterprise would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Subsequent expenditures incurred for a fixed asset shall be included in the cost of the fixed asset, only if it is probable that economic benefits associated with the asset will flow to the Company and the relevant cost can be measured reliably; meanwhile the carrying amount of the replaced part shall be derecognized. Other subsequent expenditures that fail to meet the capitalization criteria shall be charged to profit or loss when incurred.

The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or the depreciation method used shall be accounted for as a change in an accounting estimate.

When a fixed asset is sold, transferred, retired or damaged, the Company shall recognize the amount of any proceeds on disposal of the asset net of the carrying amount and related taxes in profit or loss for the current period.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

14.	Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction comprising all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use.

15.	Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance owned or controlled by the Company.

An intangible asset shall be initially measured at cost. The expenditures incurred on an intangible asset shall be recognized as cost of the intangible asset only if: 1) it is probable that economic benefits associated with the asset will flow to the Company; and 2) the cost of the asset can be measured reliably. Other expenditures on an intangible asset that fail to meet the recognition criteria shall be charged to profit or loss when incurred.

Land-use right acquired shall normally be recognized as an intangible asset. Self-constructed buildings (e.g. plants), related land-use right and the buildings shall be separately accounted for as an intangible asset and fixed asset. For buildings purchased, the purchase consideration shall be allocated among the buildings and land-use right on a reasonable basis. In case there is difficulty in making a reasonable allocation, the consideration shall be recognized in full as fixed assets.

An intangible asset with a finite useful life shall be amortized using the straight-line method over its useful life when the asset is available for use. An intangible asset with an indefinite useful life shall not be amortized.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at least at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting policies accordingly.

Notes to the Financial Statements

For the year ended December 31, 2007

IV. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

16.	Long-term deferred expenses

Long-term deferred expenses are various expenditures incurred but that should be allocated over the current and future periods of more than one year. Long-term deferred expenses are evenly amortized over the respective beneficial period.

17.	Impairment of non-monetary assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investment in a subsidiary and the long-term equity investment measured by equity method, fixed assets, construction in progress and intangible assets with finite useful life may be impaired. If any indication exists that an asset may be impaired, the enterprise shall estimate the recoverable amount of the asset. If there is any indication that an asset may be impaired, recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an enterprise shall determine the recoverable amount of the asset group to which the asset belongs. If the recoverable amount of an asset is less than its carrying amount, the reduction is recognized as an impairment loss and charged to profit or loss for the current period. A provision for impairment loss of the asset is recognized accordingly.

Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment testing, goodwill shall be considered together with the related asset groups or sets of asset groups. For the purpose of impairment testing, the carrying amount of goodwill shall, from the acquisition date, be allocated on a reasonable basis to each of the related asset groups. If it is not possible to allocate to the related asset groups, it shall be allocated to each of the related sets of asset groups. If the recoverable amount is less than the carrying amount, the enterprise shall recognize an impairment loss. The amount of impairment loss shall first reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then reduce the carrying amount of other assets (other than goodwill) within the asset group or set of asset groups, pro rata on the basis of the carrying amount of each asset.

The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal. An asset’s fair value less costs of disposal is the price in a sale agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset. If there is not sale agreement but an asset is traded in an active market, fair value shall be the asset’s market price less the costs of disposal. If there is not agreement or active market for an asset, fair value shall be based on the best available information. Costs of disposal include legal costs related to the disposal of the asset, related taxes, costs of removing the asset and direct costs to bring the asset into the condition of its sale.

Once an impairment loss on the long-term equity investment in subsidiaries, associates and joint ventures, fixed assets, construction in progress, intangible assets with finite useful life or goodwill is recognized, it shall not be reversed in a subsequent period.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

18.	Financial liability

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

18.1.	Financial liabilities at FVTPL

Financial liabilities are classified as a FVTPL where the financial liability is either held for trading or it is designated as a FVTPL.

The criteria for a financial liability to be classified as held for trading and designated as at FVTPL are the same as those for a financial asset to be classified as held for trading and designated as at FVTPL.

Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

18.2.	Other financial liabilities

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method; gains or losses arising from derecognition or amortization is recognized in profit or loss for the period.

18.3.	Financial guarantee contract

Financial guarantee contracts other than those designated as financial liabilities at FVTPL are initially recognized at fair value, and shall be subsequently measured at the higher of the following two amounts:

(1)	the amount determined in accordance with Accounting Standard for Business Enterprises No. 13 – Contingencies; and (2) the amount initially recognized less cumulative amortization recognized in accordance with the principles set out in Accounting Standard for Business Enterprises No. 14 – Revenue.

19.	Employee benefits

In the accounting period in which an employee has rendered services, the Company shall recognize the employee benefits payable as a liability.

The Company participates in social security systems required by the government. Payments of social security contributions for employees, such as premiums or contributions on medical insurance, pension insurance, payments of housing funds and other social welfare contributions shall be included in the cost of related assets or profit or loss for the period in which they are incurred.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

19.	Employee benefits (continued)

When the Company terminates the employment relationship with employees before the end of the employment contracts or provides compensation as an offer to encourage employees to accept voluntary redundancy, if the Company has a formal plan for termination of employment relationship or has made an offer for voluntary redundancy, which will be implemented immediately, and the Company cannot unilaterally withdraw from the termination plan or the redundancy offer, a compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

An internal retirement plan is accounted for using the same principles as described above. Salaries and social insurance contributions to be paid to the internally retired employees by the Company during the period from the date when the employee ceases to provide services to the normal retirement date are recognized in profit or loss for the period when the recognition criteria for provisions are met (termination benefits).

20.	Estimated liability

An obligation related to a contingency shall be recognized as a provision when all of the following conditions are satisfied: (1) the obligation is a present obligation of the Company; (2) it is probable that an outflow of economic benefits will be required to settle the obligation; and (3) the amount of the obligation can be measured reliably.

At the balance sheet date, factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into accounting a provision is initially measured at the best estimate of the out-flow of economic benefits required to settle the related present obligation.

Where some or all of the expenditure required to settle a liability that meets the above recognition criteria is expected to be reimbursed by a third party or other parties, the reimbursement is separately recognized as an asset when, and only when, it is virtually certain that the reimbursement will be received. The amount recognized for the reimbursement is limited to the carrying amount of the liability recognized.

21.	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations of the related government authorities in the PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) based on coal production volume, which are used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses, which are used for enhancing safety standards of coal production machineries and mining structure facilities. Provisions for production maintenance and production safety expenses are charged as expense and credited to long term payables. The balance of long term payables is reduced when the expenditure is occurred. For capital expenditures relating to production maintenance and production safety payments, the long-term payable is reduced and fixed assets are recognized with the same amount credited to accumulated depreciation. No further depreciation is provided on usage.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

22.	Reform and specific development fund

Pursuant to “Notice of setting up reform and specific Development Fund for provincial key corporations” Caiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July1, 2004 and is used for related expenditures on mine construction. Provisions for reform and specific development fund are charged as expense and credited to long term payables. The balance of long term payables is reduced when the expenditure is occurred. For capital expenditures relating to reform and specific development fund payments, the long-term payable is reduced and fixed assets are recognized with the same amount credited to accumulated depreciation. No further depreciation is provided on usage.

23.	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities shall be presented separately in the balance sheet and shall not be off set. However, a financial asset and a financial liability shall be offset and the net amount presented in the balance sheet when both of the following conditions are satisfied:

(1)	the Company has a legal right to set off the recognized amounts and the legal right is currently enforceable; and

(2)	the Company intends either to settle on a net basis, or to realize the financial asset and settle the financial liability simultaneously.

24.	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity aft er deducting all of its liabilities. The transaction fees arising from the issue of equity instruments by one party in the corporate merger shall be reduced in the premium income. If the transaction fees overweight the premium income, the Company shall reduce them in the retained revenue. For other equity instruments, the price received during the issue shall be added to shareholder’s equity after reducing the transaction fees. If the Company repurchases the equity instrument, the price paid and transaction fees shall reduce the shareholder’s equity. When issuing, repurchasing, selling, or cancelling the equity instrument, the Company shall not recognize the profit or loss.

The distribution (excluding the dividend) to the equity instrument holders by the Company shall reduce the shareholder’s equity. The Company shall not recognize the changes of the equity instruments’ fair value.

25.	Revenue recognition

25.1.	Revenue from sales of goods

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

25.	Revenue recognition-continued

25.2.	Revenue from rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue associated with the transaction shall be recognized using the percentage of completion method. The stage of completion is determined in accordance with the proportion of services performed to date to the total services to be performed.

The outcome of a transaction involving the rendering of services can be estimated reliably when all of the following conditions are satisfied: (1) the amount of revenue can be measured reliably; (2) it is probable that the associated economic benefits will flow to the enterprise; (3) the stage of completion of the transaction can be measured reliably; and (4) the costs incurred and to be incurred for the transaction can be measured reliably.

When the outcome of a transaction involving the rendering of services cannot be estimated reliably at the balance sheet date, revenue shall be recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

When an enterprise has entered into a contract or an agreement comprising both sale of goods and rendering of services, if the sale of goods component and the services rendering component can be separately identifiable and measurable, the sale of goods component shall be accounted for as sale of goods and the services rendering component shall be accounted for as rendering of services. If the sale of goods component and the services rendering component cannot be separately identifiable, or cannot be separately measurable despite being separately identifiable, both the sale of goods component and the services rendering component shall be accounted for as sale of goods.

25.3.	Interest income

Interest income is measured based on the length of time for which the enterprise’s cash is used by others and the effective interest rate.

26.	Government grant

Government grants are transfer of monetary assets or non-monetary assets from the government to the Company at no consideration, excluding capital considerations from the government as an owner of the Company. Government grants are classified into government grants related to assets and government grants related to income. Government grant shall be recognized when, and only when the conditions are met.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

26.	Government grant (continued)

If a government grant is in the form of a transfer of a monetary asset, the item shall be measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, the item shall be measured at fair value. If fair value is not reliably determinable, the item shall be measured at a nominal amount and recognized immediately in profit or loss for the current period.

A government grant related to an asset shall be recognized as deferred income, and evenly amortized to profit or loss over the useful life of the related asset. For a government grant related to income, if the grant is a compensation for related expenses or losses to be incurred in subsequent periods, the grant shall be recognized as deferred income, and recognized in profit or loss over the periods in which the related costs are recognized; if the grant is a compensation for related expenses or losses already incurred, the grant shall be recognized immediately in profit or loss for the current period.

For the repayment of a government grant already recognized, if there is any related deferred income, the repayment shall be off set against the carrying amount of the deferred income, and any excess shall be recognized in profit or loss for the current period; if there is no related deferred income, the repayment shall be recognized immediately in profit or loss for the current period.

27.	Borrowing costs

Borrowing costs include interest, amortization of discount or premiums related to borrowings, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized as part of the cost of that assets discontinue the capitalization when acquired and constructed production is available for use. The actual amounts of ancillary costs incurred after the qualifying asset becomes ready for its intended use or sale shall be recognized as an expense in the period in which they are incurred.

Where funds are borrowed under a specific-purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general-purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

27.	Borrowing costs (continued)

During the capitalization period, exchange differences related to the principal and interest on a specific-purpose borrowing denominated in foreign currency shall be capitalized as part of the cost of the qualifying asset. However, exchange differences related to the principal and interest on general-purpose borrowings denominated in foreign currency shall be recognized as an expense.

Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time for acquisition, construction or production to get ready for their intended use or sale.

Capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months. The borrowing costs incurred during these periods shall be recognized as expenses for the current period until the acquisition, construction or production of a qualifying asset is resumed.

28.	Income tax

28.1.	Current income taxes

At the balance sheet date, current income tax liabilities (or assets) for the current and prior periods shall be measured at the amount expected to be paid (or recovered) according to the requirements of tax laws. Taxable profits, which are the basis for calculating the current tax expense, are determined aft er adjusting the accounting profits before tax for the year in accordance with relevant requirements of tax laws.

28.2.	Deferred tax assets and deferred tax liabilities

Temporary differences arising from the difference between the carrying amount of an asset or liability and its tax base, or the difference between the tax base and the carrying amount of those items that are not recognized as assets or liabilities but have a tax base that can be determined according to tax laws, shall be recognized as deferred tax assets and deferred tax liabilities using the balance sheet liability method.

Deferred tax liabilities are not recognized for taxable temporary differences related to (1) the initial recognition of goodwill; and (2) the initial recognition of an asset or liability in a transaction which is neither a business combination nor affects accounting profit or taxable profit (or deductible loss) at the time of the transaction. In addition, the Company recognizes the corresponding deferred tax liability for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except when both of the following conditions are satisfied: (1) the Company able to control the timing of the reversal of the temporary difference; and (2) it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

28.	Income tax (continued)

28.2.	Deferred tax assets and deferred tax liabilities (continued)

Deferred tax assets are not recognized for deductible temporary differences related to the initial recognition of an asset or liability in a transaction which is neither a business combination nor affects accounting profit or taxable profit (or deductible loss) at the time of the transaction. In addition, the Company recognizes the corresponding deferred tax asset for deductible temporary differences associated with investments in subsidiaries, associates and joint ventures to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, except when both of the following conditions are satisfied: (1) it is not probable that the temporary difference will reverse in the foreseeable future; and (2) it is not probable that taxable profits will be available in the future, against which the temporary difference can be utilized.

The Company recognizes a deferred tax asset for the carry forward of deductible losses and tax credits to subsequent periods, to the extent that it is probable that future taxable profits will be available against which the deductible losses and tax credits can be utilized.

At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, according to the requirements of tax laws.

At the balance sheet date, the Company shall review the carrying amount of a deferred tax asset. If it is probable that sufficient taxable profits will not be available in future periods to allow the benefit of the deferred tax asset to be utilized, the carrying amount of the deferred tax asset shall be reduced. Any such reduction in amount shall be reversed when it becomes probable that sufficient taxable profits will be available.

28.3.	Tax expense

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense (current tax income) and deferred tax expense (deferred tax income) are included in profit or loss for the current period, except for: (1) current tax and deferred tax related to transactions or events that are directly recognized in owners’ equity, which are recognized directly in owners’ equity; (2) deferred tax arising from a business combination, which is adjusted against the carrying amount of goodwill.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

29.	Business combinations

A business combination is a transaction or event that brings together two or more separate enterprises into one reporting entity. Business combinations are classified into business combinations involving enterprises under common control and business combinations not involving enterprises under common control.

The company recognizes the assets and liabilities arise from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party been absorbed.

29.1.	Business combinations involving enterprises under common control

A business combination involving enterprise under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the combination, and that control is not transitory. On the combination date, obtains control of another enterprise participating in the combination is the absorbing party, while that other enterprise participating in the combination is a party being absorbed.

Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination (or the aggregate face value of shares issued as consideration) is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

Cost incurred by the absorbing party that are directly attributable to the combination shall be charged to profit or loss in the period when they are incurred.

29.2.	Business combinations not involving enterprises under common control and goodwill

A business combination not involving enterprises under common control is a business combination in which all of the combining enterprises are not ultimately controlled by the same party or parties before and after the combination. For a business combination not involving enterprises under common control, the party that, on the acquisition date, obtains control of another enterprise participating in the combination is the acquirer, while that other enterprise participating in the combination is the acquiree.

For a business combination not involving enterprises under common control, the cost of combination is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, as well as costs incurred by the acquirer that are directly attributable to the business combination. For a business combination achieved in stages that involves multiple exchange transactions, the cost of combination is the aggregate of the costs of individual transactions. When a business combination contract provides for an adjustment to the cost of combination contingent on a future event, the acquirer shall include the amount of that adjustment in the cost of the combination if it is expected on the acquisition date that the occurrence of the future event is probable and the amount affecting the cost of combination can be measured reliably.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

29.	Business combinations (continued)

29.2.	Business combinations not involving enterprises under common control and goodwill (continued)

The acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria, which are acquired in a business combination not involving enterprises under common control, are measured at their fair value at the acquisition date.

Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, the difference should be accounted for according to the following requirements: (1) the acquirer shall reassess the measurement of the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities and measurement of the cost of combination (2) if after the assessment, the cost of combination is still less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

30.	Lease

A finance lease is a lease that transfers in substance all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred. An operating lease is a lease other than a finance lease.

30.1.	Recording of operating leases by the Company as leasee

Lease payments under operating leases are recognized as an expense in the income statement on a straight- line basis over the lease term. Initial direct costs incurred by the lessee shall be charged to profit and loss for the current period. Contingent rents shall be charged to profit or loss in the period in which they are actually incurred.

31.	Preparation methods for consolidated financial statements

The scope of consolidated financial statements is determined on the basis of control. Control is the power to govern the financial and operating policies of any entity so as to obtain benefits from its operating activities.

The Company recognize the date when it substantially transferred the risks and benefits related to the shares of the subsidiaries acquired or disposed as the date of acquisition or disposal. For those subsidiaries acquired or disposed not controlled by the same parent, the operating results and cash flows after the acquisition date and before disposal date have been properly included in the consolidated income statements and consolidated cash flow statements. For those subsidiaries acquired or disposed controlled by the same parent company, the operating results and cash flows from the opening of the consolidation period to the consolidation date are also presented in the consolidated income statement and the consolidated cash flow statements. The comparative consolidated financial statements amount is also adjusted respectively.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

31.	Preparation methods for consolidated financial statements (continued)

Major accounting policies and accounting periods adopted by the subsidiary(ies) are defined according to the standardized accounting policies and accounting periods established by the Company.

All significant intra-group accounts and transactions between the Company and its subsidiaries or between subsidiaries are eliminated on consolidation.

The portion of a subsidiary’s equity that is not attributable to the parent is treated as minority interest and presented as “minority interest” in the consolidated balance sheet within owners’ equity. The portion of net profits or losses of subsidiaries for the period attributable to minority interest is presented in the consolidated income statement below the “net profit” line item as “minority interest”. When the amount of loss attributable to the minority shareholders of a subsidiary exceeds the minority shareholders’ portion of the opening balance of owners’ equity of the subsidiary, where the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make an additional investment to cover the loss, the excess amount shall be allocated against minority interest; otherwise the excess amount shall be allocated against shareholders’ equity attributable to the parent. If the subsidiary subsequently reports profits, such profits shall be allocated to shareholders’ equity attributable to the parent until the minority shareholders’ share of losses previously absorbed by the parent has been recovered.

32.	Translation of financial statements denominated in foreign currency

The financial statements denominated in foreign currency of a foreign operation are translated to RMB is complied with the following requirement: (1) Assets and liabilities on the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date; (2) all equity items except for unappropriated profits (or accumulated losses) are translated at the spot exchange rates at the dates on which such items arose; (3) income and expenses in the income statement are translated at the spot exchange rates at the dates of the transactions; (4) the unappropriated profits (or accumulated losses) brought forward are reported at the prior year’s closing balance; (5) the unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of profits (or losses) and other profit appropriation items and (6) all exchange differences resulting from the translation are recognized as “translation reserve” in the equity on the balance sheet.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

The opening balances and prior year’s figures are presented according to the translated amounts of the prior year.

Notes to the Financial Statements

For the year ended December 31, 2007

IV.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

33.	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, they are regarded as related parties. Two or more parties are also regarded as related parties if they are subject to control, joint control or significant influence from the same party.

V.	BASIS OF DETERMINING SIGNIFICANT ACCOUNTING POLICIES AND KEY ASSUMPTIONS AND UNCERTAINTIES IN ACCOUNTING ESTIMATES

In the application of the Company’s accounting policies, which are described in Note IV, the Company is required to make judgments, estimates and assumptions about the carrying amounts of items in the financial statements that cannot be measured accurately. These judgments, estimates and assumptions are based on historical experience of the Company’s management as well as other factors that are considered to be relevant. Actual results may differ from these estimates.

The aforementioned judgments, estimates and assumptions are reviewed regularly on a going concern basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

•	Critical judgments and uncertainties in applying accounting policies

The following are the critical judgments that the Company has made in the process of applying the accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Depreciation and amortization

The mining structures are depreciated using the estimated production volume method. The production is the production estimated according to the design of the coal well constructions. The authorities estimate the remaining years usable of the assets depreciated and the production of the coal wells.

Mining right

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgments involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Notes to the Financial Statements

For the year ended December 31, 2007

V.	BASIS OF DETERMINING SIGNIFICANT ACCOUNTING POLICIES AND KEY ASSUMPTIONS AND UNCERTAINTIES IN ACCOUNTING ESTIMATES (continued)

•	Critical judgments and uncertainties in applying accounting policies (continued)

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

Estimated impairment of property, plant and equipment

When there is impairment indicators, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the assets or group of assets to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the assets or group of assets and a suitable discount rate in order to calculate the present value. As at December 31, 2007, the carrying amount of goodwill is RMB10,045,361.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Notes to the Financial Statements

For the year ended December 31, 2007

VI.	CHANGES IN ACCOUNTING POLICIES

The Company adopted new CASs for the first time on January 1, 2007, and has recognized, measured and reported its transactions or events in accordance with new CASs since that day. Changes in accounting policies as a result of the first-time adoption of new CASs are accounted for using the following methods.

1.	Changes in accounting policies accounted for retrospectively

Long-term equity investments

Before the adoption of the new CASs when long-term equity investments were accounted for under the equity method, an excess of the initial investment cost over the Company’s share of owners’ equity of the investee was accounted for as debit equity investment difference, and evenly amortized over a certain period and recognized in profit or loss accordingly. A shortfall of the initial investment cost over the Company’s share of owners’ equity of the investee was accounted for as credit equity investment difference and evenly amortized over a certain period and recognized in profit or loss accordingly if occurred before the issuance of Cai Kuai [2003] No. 10; or was charged to the capital reserve if occurred after the issuance of Cai Kuai [2003] No. 10.

Before the adoption of the new CASs, long-term equity investments in the subsidiaries were accounted for under the equity method in the parent’s financial statements.

After the adoption of the new CASs, details regarding the accounting policies for long-term equity investments are set out in Note IV.12 “Long-term equity investments”.

At the first-time adoption date, the long-term equity investment difference produced by the business combination involving enterprises under common control will be fully off set. The other credit equity investment difference produced by long-term equity investment accounted under the equity method will also be fully offset. And the cost at the first-time adoption date will be recognized as the book balance of the long-term equity investment whose difference is offset. For the other long-term equity investments accounted under the equity method, the cost at the first-time adoption date will also be recognized as the book balance of the long-term equity investment with credit equity investment difference.

At the first-time adoption date, long-term equity investments in the subsidiaries in the parent’s financial statements were adjusted retrospectively, as if the subsidiaries had been using the cost method to account for such long-term equity investments since the earliest period.

Notes to the Financial Statements

For the year ended December 31, 2007

VI.	CHANGES IN ACCOUNTING POLICIES (continued)

1.	Changes in accounting policies accounted for retrospectively (continued)

Income Tax

Before the adoption of the new CASs, income taxes were accounted for using taxes payable method.

After the adoption of the new CASs, income taxes are accounted for using the balance sheet liability method. Details regarding the accounting policies for income taxes are set out in Note IV.28 “Income taxes”.

Goodwill

Before the adoption of the new CASs, goodwill arising from the business combination is evenly amortized over a specific period.

After the adoption of the new CASs, for goodwill resulted from a business combination involving enterprises under common control, any unamortized balance shall be derecognized and adjusted to retained earnings. For goodwill resulted from a business combination not involving enterprises under common control, the cost of goodwill shall be retrospectively adjusted on the basis of the Company’s financial statements prepared under IFRS, and shall no longer be amortized. Details regarding the accounting policies for the business combination are set out in Note IV.29 “Business Combination”.

Financial assets at FVTPL and AFS financial assets

Before the adoption of the new CASs, the initial cost of a current investment is the purchase price paid, less those cash dividends or interest on current investment that is not recorded as receivables. Subsequently, a current investment is carried at the lower price of cost and market value at the end of each period. For a long-term equity investment, where the investing enterprise does not have joint control or significant influence over the investee, and which could be quoted in an active market, it is measured according to the initial investment cost and accounted for using the cost method.

After the adoption of the new CASs, the investments above are classified into financial assets at FVTPL and AFS financial assets. See Note 4 “Financial Assets” for the related accounting policies.

Other Financial Liabilities

Before the adoption of the new CASs, long-term payable is subsequently measured at historical cost.

After the adoption of the new CASs, the liability as mentioned above is designated as at FVTPL. Details with respect to the accounting policies for financial liabilities is set out in Note IV.18 “Financial Liabilities.”

Notes to the Financial Statements

For the year ended December 31, 2007

VI.	CHANGES IN ACCOUNTING POLICIES (continued)

1.	Changes in accounting policies accounted for retrospectively (continued)

Pre-operating Expense

Before the adoption of the new CASs, the start-up expenditure shall be recognized as expense once the Company begin to operate except for those attribute to the acquisition or construction of fixed assets.

After the adoption of the new CASs, the unappropriated profit and other related items bring forward from the last year and the statement of income and profits appropriation of the comparative year shall be adjusted on the basis of the Company’s financial statement prepared under IFRSs for the pre-operating expense.

Consolidated Financial Statement

Before the adoption of the new CASs, minority interests is presented separately immediately above shareholders’ equity items and immediately below liability items in the consolidated balance sheet. Minority interest in the profit or loss is presented as a deduction item before arriving at the net profit.

After the adoption of the new CASs, minority interests shall be presented separately which the shareholders’ equity in the consolidated balance sheet. Minority interest in the profit or loss shall be presented immediately below the line item of the net profit in the consolidated income statement.

For the above changes in accounting policies, the Company has adjusted retrospectively the opening balances or the comparative figures for the prior year in the financial statements, and restated the financial statements for the comparative years. The effects of the above changes in accounting policies on shareholders’ equity as at January 1, 2006 and December 31, 2006 are presented as follows:

		Effect on shareholder’s equity of the Group as at January 1, 2006						Effect on shareholder’s equity of the Group as at December 31, 2006
		Unappropriated profit	Surplus reserves	Capital reserves	Translation reserves	Minority interest	Total	Unappropriated profit	Surplus reserves	Capital reserves	Translation reserves	Minority interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(1)	Application of the cost method accounting for the subsidiaries	(2,544,274)	2,544,274	—	—	—	—	(40,512,934)	40,512,934	—	—	—	—
(2)	Goodwill arising from business combination involving enterprises under common control	32,985,000	3,665,000	(130,007,700)	—	—	(93,357,700)	46,386,693	5,154,077	(344,661,550)	—	—	(293,120,780)
(3)	Goodwill arising from business combination not involving enterprises under common control	1,004,536	111,615	—	—	—	1,116,151	2,009,072	223,230	—	—	—	2,232,302
(4)	Available-for-sale financial assets	—	—	—	—	—	—	—	—	33,961,349	—	—	33,961,349
(5)	Income tax effect related to items recorded in shareholders’ equity	—	—	—	—	—	—	—	—	(11,207,245)	—	—	(11,207,245)
(6)	Discounted long-term payables	8,401,500	933,500	—	—	—	9,335,000	5,548,500	616,500	—	—	—	6,165,000
(7)	Adjust pre-operation expenses using retrospective application	(121,801,480)	—	(25,656,458)	—	(1,162,139)	(148,620,077)	(41,749,449)	—	(46,138,088)	(5,109,486)	(3,280,555)	(96,277,578)
(8)	Minority interest presented as shareholders’ equity	—	—	—	—	53,912,439	53,912,439	—	—	—	—	65,488,512	65,488,512
Total		(81,954,718)	7,254,389	(155,664,158)	—	52,750,300	(177,614,187)	(28,318,118)	46,506,741	(368,045,534)	(5,109,486)	62,207,957	(292,758,440)

Notes to the Financial Statements

For the year ended December 31, 2007

VI.	CHANGES IN ACCOUNTING POLICIES (continued)

1.	Changes in accounting policies accounted for retrospectively (continued)

		Effect on shareholder’s equity of the Company as at January 1, 2006						Effect on shareholder’s equity of the Company as at December 31, 2006
		Unappropriated	Surplus	Capital	Translation	Minority		Unappropriated	Surplus	Capital	Translation	Minority
		profit	reserves	reserves	reserves	interest	Total	profit	reserves	reserves	reserves	interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(1)	Application of the cost method accounting for the subsidiaries	25,747,716	2,860,858	—	—	—	28,608,574	367,465,651	40,829,518	(567,565)	—	—	407,727,604
(2)	Goodwill arising from business combination involving enterprises under common control	32,985,000	3,665,000	(155,664,158)	—	—	(119,014,158)	46,386,693	5,154,077	(390,799,638)	—	—	(339,258,868)
(3)	Difference in equity investments arising from business combination not involving enterprises under common control	1,004,536	111,615	—	—	—	1,116,151	2,009,072	223,230	—	—	—	2,232,302
(4)	Available-for-sale financial assets	—	—	—	—	—	—	—	—	33,961,349	—	—	33,961,349
(5)	Income tax effect related to items recorded in Shareholders’ equity	—	—	—	—	—	—	—	—	(11,207,245)	—	—	(11,207,245)
(6)	Discounted long-term payables	8,401,500	933,500	—	—	—	9,335,000	5,548,500	616,500	—	—	—	6,165,000
Total		68,138,752	7,570,973	(155,664,158)	—	—	(79,954,433)	421,409,916	46,823,325	(368,613,099)	—	—	99,620,142

The effects of the above changes in accounting policies on the net profits for the year 2006 are summarised below:

		The Group	The Company
		RMB	RMB
(1)	Application of the cost method in accounting for the subsidiaries	—	379,686,595
(2)	Difference in equity investments arising from business combination not involving enterprises under common control	1,116,151	1,116,151
(3)	Goodwill arising from business combination involving enterprises under common control	14,890,770	14,890,770
(4)	Financial liabilities at fair value through profit or loss	(3,170,000)	(3,170,000)
(5)	Adjust pre-operation expenses using retrospective application	80,052,031	—
(6)	Minority interest presented as shareholders’ equity	(1,327,516)	—
Total		91,561,436	392,523,516

Notes to the Financial Statements

For the year ended December 31, 2007

VII.	TAXES

Value added tax

Value added tax (“VAT”) on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

Pursuant to the notice “Notice of the adjustment of export refund rate” (Caishui[2005] No.75) which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was refund fro, 11% to 8% from May 1, 2005. Pursuant to Caishui[2006] No.139, for export contracts signed on or before September 14, 2006, if they can be filed for record before September 30, 2006 and the exports are made before December 14, 2006 (inclusive), the business can claim refund from the authorities using the old export refund rates. Businesses that fail to file the export contracts before the prescribed date or fail to declare the export before December 15, 2006, must apply the new export refund rate.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

Pursuant to the PRC Enterprise Income Tax Law (the new “ EIT Law”) issued at March 16, 2007, the Company will adopt the tax rate of 25% since January 1, 2008.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the Company.

Business tax

Business tax is paid at the 5% of the corresponding revenue; except for the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shandong province is calculated and paid at the amount of RMB3.60 per tonne of raw coal sold and consumed in clean coal production. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal sold and consumed in clean coal production.

Notes to the Financial Statements

For the year ended December 31, 2007

VII.	TAXES (continued)

City construction tax & education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to “Notice of issues on collection of city construction tax & education fee after application of ‘Exemption, counteract and refund’ by exporting enterprises” issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

VIII.	SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries as at December 31, 2006 and December 31, 2007:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital	Equity indirectly held by the Company	Type of enterprise	Consolidation not
1. Under common control
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan Trade”)	Qingdao, Shandong	RMB 2,100,000	52.38%	Company limited	Yes
Yanzhou Coal Yulin Power Chemical Co., Ltd (“Yulin Power”)	Yulin, Shanxi	RMB 800,000,000	97%	Company limited	Yes
Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. (“Yanmei Australia”)	Australia	AUD 64,000,000	100%	Company limited	Yes
Austar Coal Mine Pty Limited. (“Austar Coal Mine”)	Australia	AUD 64,000,000	100%	Company limited	Yes
Yancoal Heze Power Chemical Co., Ltd. (“Heze Power”)	Heze, Shandong	RMB 1,500,000,000	96.67%	Company limited	Yes
Shanxi Power Co, Ltd (“Shanxi Power”)	Jingzhong, Shanxi	RMB 600,000,000	100%	Company limited	Yes
Heshun Tianchi Energy Co, Ltd (“Heshun Tianchi”)	Jingzhong, Shanxi	RMB 90,000,000	81.31%	Company limited	Yes
Shanxi Tianhao Chemical Co, Ltd (“Tianhao Chemical”)	Xiaoyu, Shanxi	RMB 150,000,000	99.85%	Company limited	Yes
2. Not under common control
Shangdong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”)	Jining, Shandong	RMB 5,500,000	92%	Company limited	Yes

Notes to the Financial Statements

For the year ended December 31, 2007

VIII.	SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES (continued)

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 ton methanol, 200,000 ton acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

Nature of business of Austar Coal Mine: coal mining and sales of coal.

Nature of business of Heze power: the third industry and Pre-operation preparation for construction of Juye coal mine Nature of business of Shanxi Power: Investment in heat and electricity, manufacture and sale of mining machinery and engine products and the development of integrated coal technology.

Nature of business of Heshun Tianchi: Exploration and sale of coal from Tianchi Coal Mine.

Nature of business of Tianhao Chemical: Engagement in the production of methanol and other chemical products (except for those are restricted by the government), coke production, exploration and sales.

Note 1	In May 2007, Heze Power’s shareholders increased capital by RMB 900 Million. Among all, the Company invested RMB874 Million, raising the percentage of its investment from 95.67% to 96.67%.

Note 2	On January, 2007, the Company signed agreement with Yankuang Runan Fertilizer Plant who holds 2% shares of Shanxi Power that the Company would acquire the 2% shares at the price of RMB14,966,200. Since then, the Company owns 100% shares of Shanxi Power.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS

1.	Bank balances and cash

	The Group			The Group
	At December 31, 2007			At December 31, 2006
	Foreign	Exchange	RMB	Foreign	Exchange	RMB
	currency	rate	equivalent	currency	rate	equivalent
Cash on hand
RMB	—	—	304,445	—	—	966,211
Cash in bank
RMB	—	—	4,891,099,359	—	—	4,624,342,664
USD	87,067,881	7.3046	635,996,050	102,675,776	7.8087	801,764,334
EUR	2,906,514	10.6669	31,003,494	6,676,043	10.2665	68,539,592
AUD	18,029,576	6.3893	115,196,374	11,401,669	6.1599	70,233,141
HKD	110,904,279	0.9364	103,850,767	455,405,431	1.0047	457,545,836
BGP	—	—	—	184,695	15.3232	2,830,125
Other monetary assets
RMB	—	—	2,101,806	—	—	1,838,856
			5,779,552,295			6,028,060,759

	The Company			The Company
	At December 31, 2007			At December 31, 2006
	Foreign	Exchange	RMB	Foreign	Exchange	RMB
	currency	rate	equivalent	currency	rate	equivalent
Cash on hand
RMB	—	—	177,122	—	—	273,904
Cash in bank
RMB	—	—	4,862,183,376	—	—	4,282,606,489
USD	87,064,211	7.3046	635,969,242	102,675,776	7.8087	801,764,334
EUR	2,906,514	10.6669	31,003,494	6,676,043	10.2665	68,539,592
HKD	110,904,279	0.9364	103,850,767	455,405,431	1.0047	457,545,836
GBP	—	—	—	184,695	15.3232	2,830,125
Other monetary assets
RMB	—	—	2,101,806	—	—	1,838,856
			5,635,285,807			5,615,399,136

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

2.	Notes receivable

	The Group
	At December 31,	At December 31,
	2007	2006
	RMB	RMB
Bank acceptance bills	2,732,422,448	2,061,620,338

	The Company
	At December 31,	At December 31,
	2007	2006
	RMB	RMB
Bank acceptance bills	2,730,805,288	2,061,620,338

See Note X (4)(d) for notes receivable due from shareholders of the Company and the Group holding more than 5% of the total shares of the Company.

3.	Accounts receivable

The aging analysis of accounts receivable is as follows:

	The Group
	At December 31, 2007				At December 31, 2006
			Bad debt	Net			Bad debt	Net
	Amount		provision	book value	Amount		provision	book value
	RMB	%	RMB	RMB	RMB	%	MB	RMB
Within 1 year	124,377,863	88	5,605,936	118,771,927	220,214,701	90	6,512,361	213,702,340
1 to 2 years	1,771,331	1	—	1,771,331	868,832	—	400,715	468,117
2 to 3 years	9,945	—	4,972	4,973	—	—	—	—
Over 3 years	15,384,906	11	15,384,906	—	24,533,988	10	24,533,988	—
Total	141,544,045	100	20,995,814	120,548,231	245,617,521	100	31,447,064	214,170,457

	The Company
	At December 31, 2007				At December 31, 2006
	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	96,183,459	86	5,578,109	90,605,350	187,865,506	88	6,482,172	181,383,334
1 to 2 years	—	—	—	—	868,832	—	400,715	468,117
2 to 3 years	9,945	—	4,972	4,973	—	—	—	—
Over 3 years	15,384,906	14	15,384,906	—	24,533,988	12	24,533,988	—
Total	111,578,310	100	20,967,987	90,610,323	213,268,326	100	31,416,875	181,851,451

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

The disclosure of accounts receivable by category is as follows:

	The Group
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Individually significant amount	78,081,784	55	3,123,271	74,958,513	185,836,616	76	6,882,887	178,953,729
Individually insignificant amount with high risks after the combination of credit risk characteristics	15,384,906	11	15,384,906	—	24,533,988	10	24,533,988	—
Other insignificant amount	48,077,355	34	2,487,637	45,589,718	35,246,917	14	30,189	35,216,728
Total	141,544,045	100	20,995,814	120,548,231	245,617,521	100	31,447,064	214,170,457

	The Company
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Individually significant amount	78,081,784	70	3,123,271	74,958,513	185,836,616	87	6,882,887	178,953,729
Individually insignificant amount with high risks after the combination of credit risk characteristics	15,384,906	14	15,384,906	—	24,533,988	12	24,533,988	—
Other insignificant amount	18,111,620	16	2,459,810	15,651,810	2,897,722	1	—	2,897,722
Total	111,578,310	100	20,967,987	90,610,323	213,268,326	100	31,416,875	181,851,451

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

Movement of the provision for accounts receivable are as follows:

	The Group
	At December 31, 2007 RMB	At December 31, 2006 RMB
Balance at beginning of the year	31,447,064	126,700,309
Additions	4,774,730	1,270,726
Reversals	(9,138,083)	(17,921,083)
Other transfer out	(6,087,897)	(78,602,888)
Balance at closing of the year	20,995,814	31,447,064

	The Company
	At December 31, 2007 RMB	At December 31, 2006 RMB
Balance at beginning of the year	31,416,875	126,700,309
Additions	4,774,730	1,240,537
Reversals	(9,135,721)	(17,921,083)
Other transfer out	(6,087,897)	(78,602,888)
Balance at closing of the year	20,967,987	31,416,875

The Group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Aging	Percentage in accounts receivable balance
85,733,648	Within 1 year	61%

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Aging	Percentage in accounts receivable balance
85,733,648	Within 1 year	77%

See Note X(4)(d) for accounts receivable due from shareholders of the Company and the Group holding more than 5% of the total shares of the Company.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

4.	Prepayments

The aging analysis of prepayments is as follows:

Aging

	The Group		The Group
	At December 31, 2007		At December 31, 2006
	RMB	%	RMB	%
Within 1 year	59,371,153	99	101,141,006	87
1 to 2 years	461,500	1	14,753,458	13

Total	59,832,653	100	115,894,464	100

	The Company		The Company
	At December 31, 2007		At December 31, 2006
	RMB	%	RMB	%
Within 1 year	57,089,331	100	90,661,209	86
1 to 2 years	—	—	14,753,458	14

Total	57,089,331	100	105,414,667	100

The disclosure of prepayment by category is as follows:

	The Group
	At December 31, 2007 RMB	At December 31, 2006 RMB
Individually significant amount	—	8,000,000
Individually insignificant amount with high risks after the combination of credit risk characteristics	—	—
Other insignificant amount	59,832,653	107,894,464

Total	59,832,653	115,894,464

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

4.	Prepayments (continued)

	The Company
	At December 31, 2007 RMB	At December 31, 2006 RMB
Individually significant amount	—	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	—	—
Other insignificant amount	57,089,331	105,414,667

Total	57,089,331	105,414,667

See Note X(4)(d) for prepayments to shareholders of the Company and the Group holding more than 5% of the total shares of the Company.

5.	Interest receivable

	The Company
	At December 31, 2007 RMB	At December 31, 2006 RMB
Within one year
Interest of entrust loan to Australia	45,025,669	31,457,046
Over one year
Interest of entrust loan to Australia	31,457,046	—

Total	76,482,715	31,457,046

6.	Other receivables

Aging analysis of other receivables is as follows:

	The Company
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Within 1 year	290,348,682	84	7,277,913	283,070,769	135,977,544	60	6,387,178	129,590,366
1 to 2 years	25,769,115	7	3,215,373	22,553,742	55,197,068	25	2,719,717	52,477,351
2 to 3 years	3,523,984	1	328,590	3,195,394	9,444,907	4	1,447,336	7,997,571
Over 3 years	26,276,941	8	19,295,412	6,981,529	24,403,535	11	22,095,728	2,307,807

Total	345,918,722	100	30,117,288	315,801,434	225,023,054	100	32,649,959	192,373,095

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

6.	Other receivables (continued)

	The Company
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Within 1 year	506,790,229	51	7,277,913	499,512,316	263,248,768	43	6,387,178	256,861,590
1 to 2 years	172,137,882	17	3,215,373	168,922,509	309,386,419	51	2,719,717	306,666,702
2 to 3 years	281,373,359	29	328,590	281,044,769	9,444,907	2	1,447,336	7,997,571
Over 3 years	26,276,941	3	19,295,412	6,981,529	24,111,440	4	22,095,728	2,015,712

Total	986,578,411	100	30,117,288	956,461,123	606,191,534	100	32,649,959	573,541,575

The disclosure of other receivable by category is as follows:

	The Group
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Individually significant amount	200,835,408	58	8,033,416	192,801,992	28,068,950	12	—	28,068,950
Individually insignificant amount with high risks after the combination of credit risk characteristics	26,276,941	8	19,295,412	6,981,529	24,403,535	11	22,095,728	2,307,807
Other insignificant amount	118,806,373	34	2,788,460	116,017,913	172,550,569	77	10,554,231	161,996,338

Total	345,918,722	100	30,117,288	315,801,434	225,023,054	100	32,649,959	192,373,095

	The Company
	At December 31, 2007				At December 31, 2006
	Amount RMB	% RMB	Bad debt provision RMB	Net book value RMB	Amount RMB	% RMB	Bad debt provision	Net book value
Individually significant amount	871,490,578	88	8,033,416	863,457,162	453,590,133	75	—	453,590,133
Individually insignificant amount with high risks after the combination of credit risk characteristics	26,276,941	3	19,295,412	6,981,529	24,111,440	4	22,095,728	2,015,712
Other insignificant amount	88,810,892	9	2,788,460	86,022,432	128,489,961	21	10,554,231	117,935,730

Total	986,578,411	100	30,117,288	956,461,123	606,191,534	100	32,649,959	573,541,575

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

6.	OTHER RECEIVABLES (continued)

Movement of the provision for other receivables is as follows:

	The Group
	At December 31, 2007 RMB	At December 31, 2006 RMB
Balance at beginning of the year	32,649,959	35,716,276
Additions	—	1,202

Reversals	(850)	(3,067,519)

Other transfer out	(2,531,821)	—

Balance at closing of the year	30,117,288	32,649,959

	The Company
	At December 31, 2007 RMB	At December 31, 2006 RMB
Balance at beginning of the year	32,649,959	35,716,276
Additions	—	1,202

Reversals	(850)	(3,067,519)

Other transfer out	(2,531,821)	—

Balance at closing of the year	30,117,288	32,649,959

The Group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance
200,835,408	58%

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors RMB	Percentage in other receivables balance
802,871,202	81%

See Note X48(4)(d) for other receivables due from shareholders of the Company and the Group holding more than 5% of the total shares of the Company.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

7.	Inventories

Item	The Group
	At December 31, 2007 RMB	At December 31, 2006 RMB
Raw materials	248,411,286	265,122,102
Finished goods	191,722,342	314,438,645

Less: Provision	—	—

Sub-total	440,133,628	579,560,747

Total	440,133,628	579,560,747

	The Company
Item	At December 31, 2007 RMB	At December 31, 2006 RMB
Raw materials	217,120,273	236,912,807
Finished goods	108,499,476	180,902,982

Less: Provision	—	—

Sub-total	325,619,749	417,815,789

Total	325,619,749	417,815,789

8.	Entrust loan

	The Group			The Group
	At December 31, 2007			At December 31, 2006
	Amount	Provision	Net book value	Amount	Provision	Net book value
Shandong Xinjia Industry Co., Ltd. (“Shandong Xinjia”) (Note 1)	640,000,000	—	640,000,000	640,000,000	—	640,000,000

Less: Entrust loan due within one year	640,000,000	—	640,000,000	640,000,000	—	640,000,000

Entrust loan due after one year	—	—	—	—	—	—

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

8.	Entrust loan (continued)

	The Company			The Company
	At December 31, 2007			At December 31, 2006
	Amount	Provision	Net book value	Amount	Provision	Net book value
Shandong Xinjia (Note 1)	640,000,000	—	640,000,000	640,000,000	—	640,000,000
Yanmei Australia (Note 2)	657,414,000	—	657,414,000	702,783,000	—	702,783,000
Yulin Power (Note 3)	1,660,000,000	—	1,660,000,000	500,000,000	—	500,000,000
Heze Power	—	—	—	213,000,000	—	213,000,000
Heshun Tainchi (Note 3)	50,000,000	—	50,000,000	—	—	—

Total	3,007,414,000	—	3,007,414,000	2,055,783,000	—	2,055,783,000

Less: Entrust loan due within one year	837,224,200	—	837,224,200	923,278,300	—	923,278,300

Including:
– Shandong Xinjia (Note 1)	640,000,000	—	640,000,000	640,000,000	—	640,000,000
– Yanmei Australia (Note 2)	197,224,200	—	197,224,200	70,278,300	—	70,278,300
– Heze Power	—	—	—	213,000,000	—	213,000,000

Entrust loan due after one year	2,170,189,800	—	2,170,189,800	1,132,504,700	—	1,132,504,700

Including:
– Yanmei Australia (Note 2)	460,189,800	—	460,189,800	632,504,700	—	632,504,700
– Yulin Power (Note 3)	1,660,000,000	—	1,660,000,000	500,000,000	—	500,000,000
– Heshun Tainchi (Note 3)	50,000,000	—	50,000,000	—	—	—

Note 1:

The designated deposit represents an instructed deposit of RMB640,000,000 with Bank of China Jining Branch to Shandong Xinjia Industry Co., Ltd. at interest rate of 7% per annum for one month period from. Related obligations are secured by Lianda Group Co., Ltd (“Lianda Group”) with its 170 Million state legal person shares of Huaxia bank and its 66.7% of interest in Xi’an international golf club Co., Ltd..

The above designated deposits were due on January 19, 2005. Shandong Xinjia failed to pay off the principal and interest. As Lianda Group bore the security responsibility of the designated deposits, an auction on the frozen 289,000,000 shares of Huaxia Bank owned by Lianda Group was held on March 28, 2005 by the Supreme Court of Shandong Province and completed successfully on September 6, 2005 according to relevant laws. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the financial statement signing date, related formalities are still in process.

On December 4, 2006, Shan Dong Runhua Group (“Runhua Group”) won in the lawsuit in which it implead Lianda Group and Huaxia Bank on stock ownership dispute. Lianda Group only retained 49,000,000 shares of Huaxia Bank total issued shares. However due to some obstacles related to the transfer of state-owned assets, the 240,000,000 shares could not be ultimately transferred to Runhua Group. Now the Company is actively seeking measures to retain the state-owned assets via certain administrative departments. A request on the case of designated deposit between the Company and Lianda Group is sent to the Supreme Court respectively by Shandong Provincial Government, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government and the State Department. Given the current situation, the Company is confident of calling back the principal, interest and fined interest of the loan. So the Company does not recognize provision for impairment loss on this designated deposit this year.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

8.	Entrust loan (continued)

Note 1:

(continued)

The entity reached the following agreement of dispute settlement with Runhua Group and Lianda Group in Oct, 2007 regarding the relevant matters in the present of the Supreme Court: 1) 240 Million out of the 289 Million state legal person shares of Hua Xia Bank CO., Limited. frozen by the Higher People’s Court of Shandong Province should be owned by Runhua Group, 200 Million shares of which should be transferred to Runhua Group under active seizure (for sinking fund only). Meanwhile, Runhua Group should provide Yanzhou Coal Mining Co. Ltd. a guarantee to realize its creditors’ rights. 2) After the circulation day, i.e. Jun 6, 2008, 49 Million out of the 289 Million frozen stock rights may used to discharge the debt of Lianda Group to Yanzhou Mining by preference upon Yanzhou Mining’s request. The rest 40 Million out of 89 Million shares and the 200 Million shares owned by Runhua Group should be used sequentially to meet the full discharge of the RMB 730 Million Yuan debt.

Note 2:	The designated deposit represents instructed deposits with Bank of China Jining Branch to Yanmei Australia by the Company, whose due date is from Sep 2007 to June 2012, is at interest rate of 6.31% to 6.96 % per annum. As at December 31, 2007, loans amounting to about RMB 65.74 Million (namely USD 9 Million) was approved for extension of one year by State of Administration of Foreign Exchange, Shandong Branch.

Note 3:	The instructed deposit to Yulin Power, whose due date is from Oct 2009 to Oct 2012, is at interest rate of 6.30% to 7.20% per annum. The instructed deposit to Heshun Tianchi, whose due date Dec 2012, is at interest rate of 7.47 % per annum.

9.	Other current assets/liabilities

	The Group
Other current assets	At December 31, 2007 RMB	At December 31, 2006 RMB
Land subsidence, restoration, rehabilitation and environment costs (Note 1)	—	212,912,430
Prepaid freight and handling charges (Note 2)	10,933,507	27,286,945

	10,933,507	240,199,375

Other current liabilities	At December 31, 2007 RMB	At December 31, 2006 RMB
Land subsidence, restoration, rehabilitation and environment costs (Note 1)	19,634,780	—

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

9.	Other current assets/liabilities (continued)

	The Company
Other current assets	At December 31, 2007 RMB	At December 31, 2006 RMB
Land subsidence, restoration, rehabilitation and environment costs (Note 1)	—	212,912,430
Prepaid freight and handling charges (Note 2)	10,933,507	27,036,951

	10,933,507	239,949,381

Other current liabilities	At December 31, 2007 RMB	At December 31, 2006 RMB
Land subsidence, restoration, rehabilitation and environment costs (Note 1)	19,634,780	—

Note 1:

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment. Considering the time difference between the payment and mining exists, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, such shortage of payment would be presented under current liabilities at the year end.

Note 2:	The freight and handling charges of coal handled by ports and coal in transit have been paid.

10.	Available for sales of financial assets

Items	At December 31, 2007 RMB	At December 31, 2006 RMB
AFS equity securities	409,085,879	94,381,623

The above fair value was based on the closing price of the Shanghai Stock Exchange on December 31, 2007.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

11.	Long-term equity investments

(1) Details of long-term equity investments are as follows:

	The Group
Name of investees	Initial investment RMB	Opening balance RMB	New investment for the period RMB	Adjustments to equity RMB	Cash dividends for the period RMB	Other reversal for the period RMB	Closing balance RMB
						(Note)
Equity method Associated company Huadian Zouxian Power Co., Ltd. (“Hua Dian Zhou Xian”)	900,000,000	—	900,000,000	(2,438,230)	—	—	897,561,770
	900,000,000	—	900,000,000	(2,438,230)	—	—	897,561,770
Cost method Associated company Jiangsu Lianyungang Port Co., Ltd. (Note)	1,760,419	1,760,419	—	—	—	(1,760,419)	—
Zhejiang Jiangshan Cement Co., Ltd.	440,000	—	440,000	—	—	—	440,000
	2,200,419	1,760,419	440,000	—	—	(1,760,419)	440,000
Total	902,200,419	1,760,419	900,440,000	(2,438,230)	—	(1,760,419)	898,001,770
Less: Provision for impairment		—					—

Net amount of long-term equity investments		1,760,419					898,001,770

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

11.	Long-term equity investments (continued)

(1) Details of long-term equity investments are as follows: (continued)

	The Company
Name of investees	Initial investment RMB	Opening balance RMB	New investment for the period RMB	Adjustments to equity RMB	Cash dividends for the period RMB	Other reversal for the period RMB	Closing balance RMB
						(Note)
Equity method
Huadian Zouxian Power Co., Ltd	900,000,000	—	900,000,000	(2,438,230)	—	—	897,561,770
	900,000,000	—	900,000,000	(2,438,230)	—	—	897,561,770
Cost method
Investment in subsidiaries
Qingdao Zhong yan	2,709,903	2,709,903	—	—	—	—	2,709,903
Heze Power	1,424,343,543	548,343,543	876,000,000	—	—	—	1,424,343,543
Yanmei Australia	403,281,954	403,281,954	—	—	—	—	403,281,954
Yulin Power	776,000,000	776,000,000	—	—	—	—	776,000,000
Shanxi Power	508,205,965	498,210,720	9,995,245	—	—	—	508,205,965
Yanmei Shipping	10,575,733	10,575,733	—	—	—	—	10,575,733
Jiangsu Lianyungang Port Co., Ltd. (Note)	1,760,419	1,760,419	—	—	—	(1,760,419)	—
Zhejiang Jiangshan Cement Co., Ltd.	440,000	—	440,000	—	—	—	440,000

	3,127,317,517	2,240,882,272	886,435,245	—	—	(1,760,419)	3,125,557,098

Total	4,027,317,517	2,240,882,272	1,786,435,245	(2,438,230)	—	(1,760,419)	4,023,118,868

Less: Provision for impairment		—					—

Net amount of long-term equity investments		2,240,882,272					4,023,118,868

Note:	Transfer the limit sale tradable share of Jiangsu Lianyungang Port Co., Ltd. to available-for-sale financial assets. Details please refer to Note IX 10.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

11.	Long-term equity investments (continued)

(2) A list of associates and their key financial information

Name of associates	Registered location	Nature of business	Registered capital	Proportion of ownership interest held by the enterprise	Investee’s total assets at year end RMB Million	Investee’s total liabilities at year end RMB Million	Investee’s total operating income for the current year RMB Million	Investee’s net profit for the current year RMB Million
Huadian	Tang village	Company Limited	3 billion	30%	7,623	4,631	32	(8)
Zouxian	Zou City

In August 2007, the Company and Huadian Power International Co. Ltd as well as Zouchen Assets Management Company entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture Company Huadian Zouxian Power Co., Ltd. Pursuant to the Investment Agreement, the registered capital of the Joint Venture Company shall be contributed as to 30% equal to RMB0.9 billion by the Company, Joint Venture Company was established in November 2007.

12.	Fixed assets and accumulated depreciation

Changes in fixed assets in the current year are as follows:

	The Group
	Lands (Note1) RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost
At January 1, 2007	55,254,302	2,456,418,212	4,021,873,364	884,696,922	250,348,889	9,155,750,332	368,383,834	17,192,725,855
Additions	—	2,100,408	—	—	—	71,012,985	8,641,187	81,754,580
Transfer from fixed assets under construction	—	166,334,474	14,095,914	1,556,827	—	672,870,300	35,992,973	890,850,488
Exchange realignment	2,057,718	337,030	—	—	—	27,433,291	20,508	29,848,547
Disposals	—	(18,998,564)	(344,148,502)	—	—	(225,721,906)	(13,975,957)	(602,844,929)

At December 31, 2007	57,312,020	2,606,191,560	3,691,820,776	886,253,749	250,348,889	9,701,345,002	399,062,545	17,592,334,541

Accumulated depreciation
At January 1, 2007	—	1,246,663,229	1,688,012,427	419,575,119	18,205,720	4,787,386,325	237,692,555	8,397,535,375
Provided for the year	—	120,265,355	85,162,265	53,442,316	6,070,961	807,807,639	38,034,466	1,110,783,002
Transfer in for the year (Note 2)	—	—	—	—	—	96,294,971	—	96,294,971
Exchange realignment	—	51,896	—	—	—	1,594,140	11,806	1,657,842

Disposals	—	(9,111,929)	(48,989,765)	—	—	(188,102,964)	(10,308,342)	(256,513,000)

At December 31, 2007	—	1,357,868,551	1,724,184,927	473,017,435	24,276,681	5,504,980,111	265,430,485	9,349,758,190

Net book value
At January 1, 2007	55,254,302	1,209,754,983	2,333,860,937	465,121,803	232,143,169	4,368,364,007	130,691,279	8,795,190,480

At December 31, 2007	57,312,020	1,248,323,009	1,967,635,849	413,236,314	226,072,208	4,196,364,891	133,632,060	8,242,576,351

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

12.	Fixed assets and accumulated depreciation (continued)

	The Company
	Lands RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	works and craft RMB	Harbor machinery and equipment RMB	Plant, Transportation equipment RMB	Total RMB
Cost
At January 1, 2007	—	2,341,831,226	3,876,792,201	884,696,922	250,348,889	8,177,202,999	322,508,086	15,853,380,323
Transfer from fixed assets under construction	—	117,341,724	—	1,556,827	—	603,465,609	31,704,041	754,068,201

Disposals	—	(18,998,564)	(344,148,502)	—	—	(219,261,035)	(12,731,113)	(595,139,214)

At December 31, 2007	—	2,440,174,386	3,532,643,699	886,253,749	250,348,889	8,561,407,573	341,481,014	16,012,309,310

Accumulated depreciation
At January 1, 2007	—	1,242,453,589	1,685,255,429	419,575,119	18,205,720	4,736,688,748	228,671,334	8,330,849,939
Provided for the year	—	113,617,554	82,070,370	53,442,316	6,070,961	703,799,590	32,290,036	991,290,827
Transfer in for the year (Note 2)	—	—	—	—	—	96,294,971	—	96,294,971

Eliminated on disposals	—	(9,111,929)	(48,989,765)	—	—	(186,986,478)	(10,308,342)	(255,396,514)

At December 31, 2007	—	1,346,959,214	1,718,336,034	473,017,435	24,276,681	5,349,796,831	250,653,028	9,163,039,223
Net book value
At January 1, 2007	—	1,099,377,637	2,191,536,772	465,121,803	232,143,169	3,440,514,251	93,836,752	7,522,530,384

At December 31, 2007	—	1,093,215,172	1,814,307,665	413,236,314	226,072,208	3,211,610,742	90,827,986	6,849,270,087

Note 1:	The item represents the land of the Australia Southland coal mine, which Austar enjoys the permanent ownership.

Note 2:	In accordance with the provisions of State Administration of Coal Mine Safety, the Company purchased the equipment for the safety of coal production of RMB 96,294,971 by production safety expenses.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS-CONTINUED (continued)

13.	Construction in progress

	The Group
Items	At January 1, 2007 RMB	Additions RMB	Transfers upon completion RMB	Exchange realignment RMB	At December 31, 2007 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipments to be installed	667,753,191	1,924,384,216	(605,411,318)	12,840,316	1,999,566,405	2,740,668,682	70	Internally generated fund
Buildings under construction	1,302,648,855	660,658,258	(265,423,360)	–	1,697,883,753	2,283,726,640	29	Internally generated fund
Others	227,119,439	384,666,750	(20,015,810)	–	591,770,379	819,094,190	47	internally generated fund

Total	2,197,521,485	2,969,709,224	(890,850,488)	12,840,316	4,289,220,537	5,843,489,512

	The Company
Items		At January 1, 2007 RMB	Additions RMB	Transfers upon completion RMB	At December 31, 2007 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipments to be installed		84,146,223	555,850,020	(591,848,152)	48,148,091	715,850,000	78	Internally generated fund
Buildings under construction		9,446,231	138,844,022	(142,556,777)	5,733,476	169,120,000	82	Internally generated fund
Others		18,031,645	18,463,334	(19,663,272)	16,831,707	24,550,000	75	Internally generated fund

Total		111,624,099	713,157,376	(754,068,201)	70,713,274	909,520,000

No interest was capitalized for the year.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

14.	Materials held for construction of fixed assets

The Group

	At December 31, 2007 RMB	At December 31, 2006 RMB
Materials held for construction	229,460,787	65,408,224

The Company

	At December 31, 2007 RMB	At December 31, 2006 RMB
Materials held for construction	1,656,966	21,829,853

15.	Intangible assets

	The Group
	Land use rights RMB	Land use rights of Jining III RMB	Mining rights of Jining III RMB	Land use rights of Railway Assets RMB	Mining rights of Southland RMB	Land use rights of Heshun Tanchi RMB	Land use rights of Yulin Power RMB	Total RMB
Cost
At January 1, 2007	310,242,143	88,928,996	132,478,800	259,378,500	56,277,886	11,378,132	—	858,684,457
Addition	—	—	—	8,156,303	61,922,866	—	18,588,033	88,667,202
Exchange realignment	—	—	—	—	2,091,837	—	—	2,091,837

At December 31, 2007	310,242,143	88,928,996	132,478,800	267,534,803	120,292,589	11,378,132	18,588,033	949,443,496

Accumulated amortization
At January 1, 2007	55,171,418	10,671,480	39,743,734	25,937,850	5,051,432	349,003	—	136,924,917
Provided for the period	6,244,549	1,778,579	6,623,946	5,225,714	3,051,082	240,198	665,587	23,829,655
Exchange realignment	—	—	—	—	184,140	—	—	184,140

At December 31, 2007	61,415,967	12,450,059	46,367,680	31,163,564	8,286,654	589,201	665,587	160,938,712

Net book value
At January 1, 2007	255,070,725	78,257,516	92,735,066	233,440,650	51,226,454	11,029,129	—	721,759,540

At December 31, 2007	248,826,176	76,478,937	86,111,120	236,371,239	112,005,935	10,788,931	17,922,446	788,504,784

Remaining amortization year	39 years 11 months	43 years	13 years	44 years	18 years	44 years 11 months	50 years

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

15.	Intangible assets (continued)

	The Company
	Land use rights RMB	Land use rights of Jining III RMB	Mining rights of Jining III RMB	Land use rights of Railway Assets RMB	Total RMB
Cost
At January 1, 2007	310,242,143	88,928,996	132,478,800	259,378,500	791,028,439
Addition	—	—	—	8,156,303	8,156,303

At December 31, 2007	310,242,143	88,928,996	132,478,800	267,534,803	799,184,742

Accumulated amortization
At January 1, 2007	55,171,418	10,671,480	39,743,734	25,937,850	131,524,482
Provided for the year	6,244,549	1,778,579	6,623,946	5,225,714	19,872,788

At December 31, 2007	61,415,967	12,450,059	46,367,680	31,163,564	151,397,270

Net book value
At January 1, 2007	255,070,725	78,257,516	92,735,066	233,440,650	659,503,957

At December 31, 2007	248,826,176	76,478,937	86,111,120	236,371,239	647,787,472

Remaining amortization year	39 years 11 months	43 years	13 years	44 years

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount.

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Austar acquired mining rights of Southland through Southland Coal Pty limited at market value.

The land use right of Heshun Tianchi is purchased from the local government.

The land use right of Yulin Nenghua is purchased from the local government.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

16.	Goodwill

At January 1, 2007 and December 31, 2007 RMB
Acquisition of Yanmei Shipping (Note)	10,045,361

Less: Impairment of goodwill	—

Goodwill-Net	10,045,361

Note:	Yanmei Shipping is the subsidiary acquired in a business combination not involving enterprises under common control. The excess of the cost of acquisition over the Yanmei Shipping’s interest in the fair value of the identifiable net assets at the date of acquisition is restated using retrospective method according to Note II-The Preparation Foundation Of Financial and Note VI-Changes in accounting policies accounted for retrospectively. The above goodwill is thus recognized.

17.	Long-term deferred expenses

	The Group
The Category	At December 31, 2007 RMB	At December 31, 2006 RMB
Prepayment for resource compensation fees of Heshun Tianchi (Note)	21,728,081	25,067,328

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid the fees based on production volume of 10 Million tonnes which would be amortized according to the actual production.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

18.	Deferred tax assets

	The Company and the Group
Item	At December 31, 2007 RMB	At December 31, 2006 RMB
Deductible temporary difference and deductible tax loss	31,174,701	—

The company has taxable losses of RMB 454 Millions could be used to deduct the taxable profit in the future periods. The taxable losses arose from the subsidiaries. The company did not recognize the corresponding deferred tax assets for the unassured profitability of subsidiaries in the future.

The following deductible temporary difference and tax loss did not recognize deferred tax assets:

	At December 31, 2007 RMB’000	At December 31, 2006 RMB’000
Deductible Temporary Difference	129,943	83,243
Deductible Tax Loss	454,099	451,663

Total	584,042	534,906

The deductible loss which did not recognize deferred tax assets will be due in following years:

	At December 31, 2007 RMB’000	At December 31, 2006 RMB’000
2011	56,529	56,529
2012	106,726	—

Total	163,255	56,529

Note:	Pursuant to the Tax Law of Australia, the deductible tax loss of Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited can be carried forward without expiration.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

19.	Other non-current assets

	The Group
	At December 31, 2007 RMB	At December 31, 2006 RMB
Deposit made on investment (Note)	117,925,900	97,425,900
Prepayment for equipments	188,551,092	460,489,101

	306,476,992	557,915,001

	The Company
	At December 31, 2007 RMB	At December 31, 2006 RMB
Deposit made on investment (Note)	117,925,900	97,425,900

Note:	The balance represent the prepaid investment for the establishment of Yulin Yushuwan Coal Mine in Shanxi. Pursuant to agreements among the Company and other two parties. Related formalities are still in progress as at December 31, 2007.

20.	Impairment of assets

	The Group
	At January 1, 2007 RMB	Provision RMB	Deduction		At December 31, 2007 RMB
			Reversals RMB	Written-off RMB
Provision for bad debts	64,097,023	4,774,730	(9,138,933)	(8,619,718)	51,113,102

	The Company
	At January 1, 2007 RMB	Provision RMB	Deduction		At December 31, 2007 RMB
			Reversals RMB	Written-off RMB
Provision for bad debts	64,066,834	4,774,730	(9,136,571)	(8,619,718)	51,085,275

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

21.	Notes payable

	The Group
	At December 31, 2007	At December 31, 2006
	RMB	RMB
Commercial notes payable	154,519,715	137,843,036
Bank notes payable	—	31,102,018

	154,519,715	168,945,054

	The Company
	At December 31, 2007	At December 31, 2006
	RMB	RMB
Commercial notes payable	154,519,715	137,843,036

22.	Accounts payable

See Note X (4)(d) for accounts payable due to shareholders of the Company and the Group holding more than 5%

of the total shares of the Company.

23.	Advances from customers

See Note X (4)(d) for amounts advanced from shareholders of the Company and the Group holding more than 5%

of the total shares of the Company.

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

24.	Salaries and wages payable

	The Group
	At January 1, 2007	Provision for the year	Payment for the year	At December 31, 2007
Item	RMB	RMB	RMB	RMB
Salary, bonus, allowance and subsidies	172,378,399	2,434,970,733	(2,322,588,700)	284,760,432
Staff welfare	6,568,322	243,528,689	(250,097,011)	—
Social insurance	9,814,214	894,427,692	(884,452,976)	19,788,930

Including:
Medical insurance	4,086,329	88,111,331	(85,111,679)	7,085,981
Unemployment insurance	2,636,829	720,091,920	(719,801,252)	2,927,497
Fertility insurance	2,098,489	41,829,826	(36,978,456)	6,949,859
Injury insurance	371,957	23,823,281	(23,814,133)	381,105
Maternity insurance	620,610	20,571,334	(18,747,456)	2,444,488

Housing fund	949,820	40,322,689	(40,018,860)	1,253,649
Union fund and Staff education fund	20,506,025	67,166,156	(56,199,265)	31,472,916

Total	210,216,780	3,680,415,959	(3,553,356,812)	337,275,927

	The Company
	At January 1, 2007	Provision for the year	Payment for the year	At December 31, 2007
Item	RMB	RMB	RMB	RMB
Salary, bonus, allowance and subsidies	147,233,677	2,099,532,291	(1,987,028,765)	259,737,203
Staff welfare	3,518,651	237,882,476	(241,401,127)	—
Social insurance	5,069,069	857,357,320	(849,273,658)	13,152,731

Including:
Medical insurance	2,954,038	83,005,112	(80,182,065)	5,777,085
Unemployment insurance	—	692,912,000	(692,912,000)	—
Fertility insurance	1,629,406	39,948,375	(36,116,716)	5,461,065
Injury insurance	—	21,667,915	(21,667,915)	—
Maternity insurance	485,625	19,823,918	(18,394,962)	1,914,581

Housing fund	769,579	38,964,750	(38,961,829)	772,500
Union fund and Staff education fund	18,173,665	63,407,118	(55,411,318)	26,169,465

Total	174,764,641	3,297,143,955	(3,172,076,697)	299,831,899

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

25.	Taxes payable

	The Group
	At December 31, 2007	At December 31, 2006
Item	RMB	RMB
Income tax	9,933,655	150,333,137
Value added tax	179,680,281	134,232,491
City construction tax	7,132,009	24,252,668
Resource Tax	9,261,436	22,909,986
Others	22,649,810	24,324,070

	228,657,191	356,052,352

	The Company
	At December 31, 2007	At December 31, 2006
Item	RMB	RMB
Income tax	9,955,772	150,594,318
Value added tax	182,964,952	132,682,155
City construction tax	7,099,632	13,360,059
Resource Tax	8,745,692	22,416,596
Others	16,907,257	34,540,830

	225,673,305	353,593,958

26.	Other payables

See Note X (4)(d) for other payables due to shareholders of Company and the group holding more than 5% of the total shares of the Company.

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

27.	Long-term loan

	The Group	The Group
	At December 31, 2007	At December 31, 2006		Annual
Lender	RMB	RMB	Period	Interest Rate	Condition for Loan
China Minsheng Bank	110,000,000	160,000,000	From December 28, 2005 to December 22, 2009	Note1	Guaranteed by Yankuang Group
State Development Bank	220,000,000	220,000,000	From March 15, 2006 to February 19, 2018	Note2	Guaranteed by Yankuang Group
	330,000,000	380,000,000
Less: Long-term loan due within one year	72,000,000	50,000,000
Long-term loan due after one year	258,000,000	330,000,000

Note 1:	The loan initially carries interest at 5.85% per annum and is subject to adjustment based on interest rate stipulated by the People Bank of China (“PBOC”).
Note 2:	The loan carries interest subject to adjustment based on interest rate stipulated by the PBOC.

28.	Long-term payables

Th e Group

	At December 31, 2007	At December 31, 2006
	RMB	RMB
Payable for acquisition of Jining III’s mining rights (Note1)	36,078,960	46,826,760
Reform and Specific Development Fund (Note2)	611,512,916	447,372,175
Work Safety Expense (Note3)	187,470,266	22,345,810
Work Safety Expense of Shanxi (Note4)	12,189,466	7,861,986
Wei Jian Fei (Note5)	204,389,437	—

	1,051,641,045	524,406,731
Less: Long-term payable due within one year	415,447,969	40,955,596

Long-term payable due a3 er one year	636,193,076	483,451,135

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

28.	Long-term payables (continued)

	The Company
	At December 31, 2007	At December 31, 2006
	RMB	RMB
Payable for acquisition of Jining III’s mining rights (Note1)	36,078,960	46,826,760
Reform and Specific Development Fund (Note2)	611,512,916	447,372,175
Work Safety Expense (Note3)	187,470,266	22,345,810
Wei Jian Fei (Note5)	196,968,889	—
Total	1,032,031,031	516,544,745
Less: Long-term payable due within one year	395,837,955	33,093,610
Long-term payable due a3 er one year	636,193,076	483,451,135

Note 1:	The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III’s mining rights, details of which are set out in Note X (4)(a).
Note 2:

According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, form July 1, 2004, Reform and Specific Development Fund is accrued at RMB5 per ton raw coal mined and will be used for related expenditures on mine construction.

Note 3:

According to the relevant regulation of State Administration of Coal Mine Safety, from May 21, 2004, Work Safety Expense is accrued at RMB8 per ton raw coal mined, and will be used on work safety related expenditure for coal mines. The Company is expected to fully use the remaining balance before the end of 2008.

Note 4:

Pursuant to “Administration of Coal Mine Safety” released by State-owned Assets Supervision and Administration Commission of Shanxi Municipal government according to the relevant regulations, Work Safety Expense is accrued at RMB15 per ton raw coal mined of Heshun Tianchi, and will be used on work safety related expenditure for coal mines. Heshun Tianchi expects to fully use the remaining balance before the end of 2008.

Note 5:

According to the relevant regulations, the Company accrues for production maintenance expenses based on coal production volume at RMB6 Yuan per ton (raw coal mined) which are used to maintain production and technical improvement of coal mines. The Company is expected to use the rest before the end of 2008.

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

29.	Deferred tax liability

	The Company and The Group
	At December 31, 2007	At December 31, 2006
Temporary difference	RMB	RMB
Changes on fair value of AFS financial assets	86,726,297	11,207,245

30.	Share capital

Changes in share capital from January 1, 2007 to December 31, 2007 are as follow:

The Company and The Group
At January 1, 2007 and December 31, 2007
(1) Listed shares with restricted trading condition
Initiation shares	2,600,000,000

Subtotal	2,600,000,000

(2) Listed shares
1. A-shares	360,000,000
2. H-Shares	1,958,400,000
Total list shares	2,318,400,000

(3) Total share capital	4,918,400,000

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

30.	Share capital (continued)

Changes in share capital from January 1, 2006 to December 31, 2006 are as follow:

	The Company and The Group At January 1, 2006	Addition (Reduction) Share Reform	The Company and The Group At December 31, 2006
(1) Unlisted shares
Initiation shares	2,672,000,000	(2,672,000,000)	—

Sub-total	2,672,000,000	(2,672,000,000)	—

(2) Listed shares with restricted trading condition
Initiation shares	—	2,600,000,000	2,600,000,000

Sub-total	—	2,600,000,000	2,600,000,000

(3) Listed shares
1.A-shares	288,000,000	72,000,000	360,000,000
2.H-shares	1,958,400,000	—	1,958,400,000

Total of listed shares	2,246,400,000	72,000,000	2,318,400,000

(4) Total share capital	4,918,400,000	—	4,918,400,000

The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months aft er the implementation of the reform.

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

Each share has a par value of RMB1.

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

31.	Capital reserves

Changes in capital reserves from January 1, 2007 to December 31, 2007 are as follows:

	The Group
	At January 1, 2007	Additions	Reversals	At December 31, 2007
	RMB	RMB	RMB	RMB
Share premium	2,866,934,600	—	(4,970,955)	2,861,963,645

Including: Capital invested by investor	3,257,734,238	—	—	3,257,734,238
Difference arised from business combination involving enterprises under common control	(390,799,638)	—	(4,970,955)	(395,770,593)

Other capital reserve	1,843,980,652	237,424,785	—	2,081,405,437

Including: Gains or losses arise from changes of fair value of available-for-sale financial assets	33,961,349	312,943,837	—	346,905,186
Transfer from Wei Jian Fei	1,821,226,548	—	—	1,821,226,548
Income tax effect related to items recorded in shareholder equity (Note)	(11,207,245)	(75,519,052)	—	(86,726,297)

Total	4,710,915,252	237,424,785	(4,970,955)	4,943,369,082

	The Company
	At January 1, 2007	Additions	Reversals	At December 31, 2007
	RMB	RMB	RMB	RMB
Share premium	2,866,934,600	—	(4,970,955)	2,861,963,645

Including: Capital invested by investor	3,257,734,238	—	—	3,257,734,238
Difference arised from business combination involving enterprises under common control	(390,799,638)	—	(4,970,955)	(395,770,593)

Other capital reserve	1,843,413,087	237,424,785	—	2,080,837,872

Including: Gains or losses arise from changes of fair value of available-for-sale financial assets	33,961,349	312,943,837	—	346,905,186
Transfer from Wei Jian Fei	1,820,658,983	—	—	1,820,658,983
Income tax effect related to items recorded in shareholder equity (Note)	(11,207,245)	(75,519,052)	—	(86,726,297)

Total	4,710,347,687	237,424,785	(4,970,955)	4,942,801,517

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

31.	Capital reserves (continued)

Note:	The new EIT Law had been issued in March 16, 2007, and will come into force since January 1, 2008. Th e changes brought up by adopting the new EIT law are various, including but not only the change of income tax rate to 25% both to state-owned enterprises and foreign-invested enterprises. During the process of accounting treatment of income tax of 2007, the Company re-evaluated the deferred tax liability arising from the difference between the carrying amount of an asset or liability and its tax base. The re-evaluated deferred tax liability is considered unrecoverable after January 1, 2008. The related amount of adjustment is included in the addition of current year.

Changes in capital reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group
	At January 1, 2006	Additions	Reversals	At December 31, 2006
	RMB	RMB	RMB	RMB
Share premium	3,102,070,080	—	(235,135,480)	2,866,934,600

Including: Capital invested by investor	3,257,734,238	—	—	3,257,734,238
Difference arised from business combination involving enterprises under common control	(155,664,158)	—	(235,135,480)	(390,799,638)

Other capital reserve	1,607,746,553	236,234,099	—	1,843,980,652

Including: Gains or losses arise from changes of fair value of available-for-sale financial assets	—	33,961,349	—	33,961,349
Transfer from Wei Jian Fei	1,607,746,553	213,479,995	—	1,821,226,548
Income tax effect related to items recorded in shareholder equity	—	(11,207,245)	—	(11,207,245)

Total	4,709,816,633	236,234,099	(235,135,480)	4,710,915,252

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

31.	Capital reserves (continued)

Changes in capital reserves from January 1, 2006 to December 31, 2006 are as follows:-continued

	The Company
	At January 1, 2006	Additions	Reversals	At December 31, 2006
	RMB	RMB	RMB	RMB
Share premium	3,102,070,080	—	(235,135,480)	2,866,934,600

Including: Capital invested by investor	3,257,734,238	—	—	3,257,734,238
Difference arised from business combination involving enterprises under common control	(155,664,158)	—	(235,135,480)	(390,799,638)

Other capital reserve	1,607,746,553	235,666,534		1,843,413,087

Including: Gains or losses arise from changes of fair value of available-for-sale financial assets	—	33,961,349	—	33,961,349
Transfer from Wei Jian Fei	1,607,746,553	212,912,430	—	1,820,658,983
Income tax effect related to items recorded in shareholder equity	—	(11,207,245)	—	(11,207,245)

Total	4,709,816,633	235,666,534	(235,135,480)	4,710,347,687

32.	Surplus reserves

Changes in surplus reserves from January 1, 2007 to December 31, 2007 are as follows:

	The Company and The Group
	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB	RMB	RMB
At January 1, 2007	1,751,118,730	—	1,751,118,730
Additions	286,821,607	—	286,821,607

At December 31, 2007	2,037,940,337	—	2,037,940,337

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

32.	Surplus reserves (continued)

Changes in surplus reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Company and The Group
	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB	RMB	RMB
At January 1, 2006	1,026,553,719	509,491,373	1,536,045,092
Additions	215,073,638	—	215,073,638

Transferred in (out)	509,491,373	(509,491,373)	—

At December 31, 2006	1,751,118,730	—	1,751,118,730

The statutory common reserve fund can be used to make up the losses incurred in previous years, expand the business scale of the Company or convert it into share capital.

According to the policy of “Solution of company financial problems after the implement of “Company Law”“ which was released by the Ministry of Finance on March 15, 2006, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of the statutory common welfare fund was transferred to the statutory common reserve fund.

33.	Unappropriated profits

		The Group
		2007	2006
		RMB	RMB
Opening balance (Restated, see Note 6.1)		6,307,125,592	5,762,017,206
Add: Net profit for the year		2,693,298,106	1,842,230,024
Less: Appropriations to statutory common reserve fund	(1)	286,821,607	215,073,638

Profit available for distribution		8,713,602,091	7,389,173,592
Less: Dividend – cash dividend of last year approved by the shareholders’ meeting	(2)	983,680,000	1,082,048,000

Closing balance		7,729,922,091	6,307,125,592

Including: cash dividend proposed after the balance sheet date	(3)	836,128,000	983,680,000

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

33.	Unappropriated profits (continued)

		The Company
		2007	2006
		RMB	RMB
Opening balance (Restated, see Note 6.1)		6,766,041,995	5,912,427,260
Add: Net profit for the year		2,868,216,070	2,150,736,373
Less: Appropriations to statutory common reserve fund	(1)	286,821,607	215,073,638

Profit available for distribution		9,347,436,458	7,848,089,995
Less: Dividend – cash dividend of last year approved by the shareholders’ meeting	(2)	983,680,000	1,082,048,000

Closing balance		8,363,756,458	6,766,041,995

Including: cash dividend proposed after the balance sheet date	(3)	836,128,000	983,680,000

(1)	Appropriations to statutory common reserve fund

Pursuant to the Company’s Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company’s registered capital.

(2)	Cash dividend of last year approved by the shareholders’ meeting

According to the minute of Board of Directors date April 20, 2007, final dividend of RMB1.2 and special dividend of RMB 0.8 for every ten shares issued, is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The proposal was approved by the shareholders’ meeting of the Company at June 15, 2007.

(3)	Cash dividend proposed after the balance sheet date

According to the minute of Board of Directors date April 18, 2008, final dividend of RMB1.7 for every ten shares issued, is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1).

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

34.	Operation income

	The Group
	2007	2006
	RMB	RMB
Principal operations
Revenue from domestic sales of coal products	13,627,053,397	9,972,289,601
Revenue from export sales of coal products	1,566,004,996	3,086,518,268
Revenue from railway transportation services	210,672,480	165,487,803

	15,403,730,873	13,224,295,672

Other operations
Sales of materials	737,617,703	839,325,378
Sales of coals purchased from other companies	395,767,566	347,875,420
Others	58,716,285	46,922,887

	1,192,101,554	1,234,123,685

Total	16,595,832,427	14,458,419,357

	The Company
	2007	2006
	RMB	RMB
Principal operations
Revenue from domestic sales of coal products	13,378,058,306	9,949,836,713
Revenue from export sales of coal products	822,297,116	2,972,108,821
Revenue from railway transportation services	210,672,480	165,487,803

	14,411,027,902	13,087,433,337

Other operations
Sales of materials	843,169,852	839,325,378
Sales of coals purchased from other companies	395,767,566	347,875,420
Others	59,074,104	42,372,123

	1,298,011,522	1,229,572,921

Total	15,709,039,424	14,317,006,258

Total sales amount of the 5 largest customers is RMB3, 814,918,739, which accounts for 23% in total revenue.

The Company exports coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. Currently, the Company does not have direct export rights, so has to export coals through trading companies, and the final decision on customer selection of the Company’s export sales is jointly determined by the Company and the above-mentioned trading companies. Therefore the sales amounts of sales made through these companies are excluded from sales of the 5 largest customers.

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

35.	Cost of principal operations

	The Group
	2007	2006
	RMB	RMB
Principal operations
Cost of sales of coal products	7,408,487,417	6,733,847,303
Cost of the railway transportation services	186,310,302	95,881,526

	7,594,797,719	6,829,728,829

Other operation
Sales of materials	691,626,141	798,866,147
Sales of coals purchased from other companies	378,180,151	338,711,469
Others	66,699,249	22,985,494

	1,136,505,541	1,160,563,110

Total	8,731,303,260	7,990,291,939

	The Company
	2007	2006
	RMB	RMB
Principal operation
Cost of sales of coal products	6,624,934,984	6,484,669,310
Cost of the railway transportation services	186,310,302	95,881,526

	6,811,245,286	6,580,550,836

Other operation
Sales of materials	797,284,209	798,866,147
Sales of coals purchased from other companies	378,180,151	338,711,469
Others	54,948,231	21,537,891

	1,230,412,591	1,159,115,507

Total	8,041,657,877	7,739,666,343

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

36.	Operating taxes and surcharges

	The Group
	2007 RMB	2006 RMB

Business tax	11,160,156	6,224,299
City construction tax	103,718,757	93,188,839
Education fee	58,683,219	53,231,994
Resource tax	124,606,029	128,945,444

	298,168,161	281,590,576

	The Company
	2007 RMB	2006 RMB

Business tax	8,188,893	6,224,299
City construction tax	103,456,095	93,188,839
Education fee	57,847,459	53,231,994
Resource tax	120,232,835	128,367,526

	289,725,282	281,012,658

37.	Selling expenses

	The Group
	2007 RMB	2006 RMB

Selling expense of domestic sales of coal products	280,694,126	358,413,521
Selling expense of export sales of coal products	270,429,011	578,205,367
Others	134,579,627	101,379,018

	685,702,764	1,037,997,906

	The Company
	2007 RMB	2006 RMB

Selling expense of domestic sales of coal products	285,816,095	362,767,644
Selling expense of export sales of coal products	187,076,095	578,205,367
Others	57,851,000	71,486,580

	530,743,190	1,012,459,591

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

38.	Financial expenses

	The Group
	2007 RMB	2006 RMB

Interest expenses	27,221,625	26,372,250
Less: interest income	103,563,604	78,055,613
Exchange loss (Less: gain)	3,189,860	8,731,147
Others	700,669	9,985,607

	(72,451,450)	(32,966,609)

	The Company
	2007 RMB	2006 RMB

Interest expenses	2,500,000	22,407,561
Less: interest income	92,821,045	71,078,881
Exchange loss (Less: gain)	145,050,247	76,300,283
Others	162,291	2,666,460

	54,891,493	30,295,423

39.	Impairment loss

	The Group
	2007 RMB	2006 RMB

Bad Debt	(4,364,203)	(19,716,674)

	The Company
	2007 RMB	2006 RMB

Bad Debt	(4,361,841)	(19,746,863)

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

40.	Investment income

	The Group
	2007 RMB	2006 RMB
Long-term equity investment income	(2,438,230)	730,250
Including: Profit distributions declared by the investee under the cost method	—	730,250
Losses recognized under the entity method	(2,438,230)	—

Available-for-sale financial assets	7,143,648	5,580,975

Total	4,705,418	6,311,225

	The Company
	2007 RMB	2006 RMB
Long-term equity investment income	(2,075,113)	1,028,832
Including: Profit distributions declared by the investee under the cost method	363,117	1,028,832
Losses recognized under the entity method	(2,438,230)	—
Available-for-sale financial assets	7,143,648	5,580,975

Interest income from entrust loan	99,899,568	40,328,834

Total	104,968,103	46,938,641

Notes to the Financial Statements

For the year ended December 31, 2007

IX. NOTES TO THE FINANCIAL STATEMENTS (continued)

41.	Non-operating income

	The Group
	2007 RMB’000	2006 RMB’000
Gain on disposal of fixed assets	25,003,458	5,915,662
Government grant (Note)	300,000	4,000,000
Others	4,086,329	5,193,462

	29,389,787	15,109,124

	The Company
	2007 RMB’000	2006 RMB’000

Gain on disposal of fixed assets	24,950,278	5,915,662
Government grant (Note)	—	4,000,000
Others	2,856,681	4,097,789

	27,806,959	14,013,451

Note 1:	The government grant represents the financial subsidy the Company’s subsidiaries received which is granted by the Government. The subsidy income in 2006 represented the subsidy, which is granted by Ministry of Commerce, according to the Announcement [2005] No.146, to used in foreign investment in resource industry and in supporting the prophase construction of the foreign economic cooperation.

42.	Non-operating expense

	The Group
	2007 RMB’000	2006 RMB’000
Loss on disposal of fixed assets	339,742,700	79,439,311
Others	33,730,015	10,122,814

	373,472,715	89,562,125

	The Company
	2007 RMB’000	2006 RMB’000

Loss on disposal of fixed assets	339,742,700	79,439,311
Others	31,502,774	3,370,663

	371,245,474	82,809,974

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

43.	Income taxes

	The Group
	2007 RMB	2006 RMB
Current tax expense	1,379,682,514	1,285,550,000
Deferred tax expense	(31,174,701)	—
	1,348,507,813	1,285,550,000

Reconciliation of income tax expenses to the accounting profit is as follows:

	2007 RMB	2006 RMB
Accounting profit	4,039,466,379	3,126,452,508
Income tax expenses calculated at 33% (2006: 33%)	1,333,023,905	1,031,729,328
Effect of expenses that are not deductible for tax purposes	100,664,007	178,431,855
Effect of unrecognized deductible losses and deductible temporary differences for tax purposes	16,338,408	94,995,059
Effect of previous year unrecognized deductible losses and deductible temporary differences for tax purposes	(123,439)	(3,027,188)
Effect of different tax rates of subsidiaries operating in other jurisdictions	3,117,470	7,654,023
Previous year over provision income tax adjustment	(104,512,538)	(24,233,077)
Income tax expense	1,348,507,813	1,285,550,000

44.	Earning per share

The calculation of the earnings per share attributable to equity holders of the Company ended December 31, 2007 and 2006 is based on the profit both periods of RMB2,693,298,106 and RMB1,842,230,024 and on the weighted average shares during both periods of 4,918,400,000 shares and 4,918,400,000 shares.

45.	Net profit deducted non-recurring gain and loss

	The Group
	For the period ended Dec 31,
	2007 RMB	2006 RMB
Net profit	2,693,298,106	1,842,230,024
Add/less: non-recurring profit and loss
– Loss (gains) on disposal of non-current assets	314,739,242	73,523,649
– Government grants	(300,000)	(4,000,000)
– Other deductible non-operating expenditure	29,643,686	4,929,352
– Income tax effect for non-recurring gain and loss	(103,166,532)	(24,160,067)
Net profit after non-recurring profit and loss	2,934,214,502	1,892,522,958

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

46.	Cash and cash equivalents

		The Group
		2007 RMB	2006 RMB
Cash		5,719,545,348	5,910,475,432
Including:	Cash on hand	304,445	966,211
	Deposits that can be readily drawn on demand	5,717,139,097	5,907,670,365
	Other currency that can be readily drawn on demand	2,101,806	1,838,856
Cash equivalents		—	—
Cash and cash equivalents		5,719,545,348	5,910,475,432
Restricted cash and cash equivalents the Company and the subsidiaries (Note 1)		60,006,947	117,585,327
		5,779,552,295	6,028,060,759

Note 1:	The amounts represent the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabitation and environmental costs of Austar under the request of Australia government and for issuing letter of credit and cash acceptance.

		The Company
		2007 RMB	2006 RMB
Cash		5,626,433,656	5,599,896,104
Including:	Cash on hand	177,122	273,904
	Deposits that can be readily drawn on demand	5,624,154,728	5,597,783,344
	Other currency that can be readily drawn on demand	2,101,806	1,838,856
Cash equivalents		—	—
Cash and cash equivalents		5,626,433,656	5,599,896,104
Restricted cash and cash equivalents in the Company (Note 2)		8,852,151	15,503,032
		5,635,285,807	5,615,399,136

Note 2:	The amounts represent the deposits placed in banks secured for issuing letter of credit at the balance date.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

47.	Supplemental information of cash flow

	The Group		The Company
	2007	2006 (restated)	2007	2006 (restated)
Reconciliation of net profit to net cash flow from operating activities
Net profit	2,690,958,566	1,840,902,508	2,868,216,070	2,150,736,373
Add: Provision (reversal) of impairment of assets	(4,364,203)	(19,716,674)	(4,361,841)	(19,746,863)
Depreciation of fixed assets	1,110,783,002	1,027,692,415	991,290,827	981,548,810
Provision for Wei Jian Fei	204,389,437	213,479,995	196,968,889	212,912,430
Provision for Work Safety Expense	281,176,555	285,663,920	262,625,185	283,883,240
Provision for Reform and Specific Development Fund	164,140,741	177,427,025	164,140,741	177,427,025
Amortization of intangible assets	23,829,655	25,096,163	19,872,788	19,806,680
Decrease (increase) in other current liabilities	229,265,868	35,157,858	229,015,874	35,309,093
Decrease (increase) in Long-term deferred expense	3,339,247	—	—	—
Increase (decrease) in other current liabilities	19,634,780	—	19,634,780	—
Losses (gains) on disposal of fixed assets and other long-term assets	314,739,242	73,523,649	314,792,422	73,523,649
Financial expenses	27,221,625	26,372,250	2,500,000	22,407,561
Losses (gain) arising from investments	(4,705,418)	(6,311,225)	(104,968,103)	(46,938,641)
Decrease (increase) in deferred tax assets	(31,174,701)	—	—	—
Decrease (increase) in inventories	139,427,119	(104,450,309)	92,196,040	10,668,210
Decrease (increase) in receivables under operating activities	(855,313,451)	(126,414,416)	(804,070,380)	(255,968,270)
Increase (decrease) in payables under operating activities	267,439,134	928,398,115	269,750,239	321,860,838
Net cash flow from operating activities	4,580,787,198	4,376,821,274	4,497,968,751	3,967,430,135

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

48.	Other cash relating to operating activities

	The Group		The Company
Item	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Other cash received relating to operating activities
Non operating income	4,086,329	5,193,463	2,856,681	4,097,790
Interest income	103,563,604	78,055,613	92,821,045	71,078,881
Received cash from funds paid on other’s behalf	326,067,569	454,220,837	275,609,347	282,030,114
Subsidy income	300,000	4,000,000	—	4,000,000
Total	434,017,502	541,469,913	371,287,073	361,206,785
Other cash paid relating to operating activities
Payments for selling and administrative expenses	1,821,319,523	749,715,999	1,653,551,041	1,321,486,616
Others	208,782,072	318,392,817	466,015,521	254,635,042
Total	2,030,101,595	1,068,108,816	2,119,566,562	1,576,121,658

49.	Other cash relating to investing activities

	The Group		The Company
Item	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Other cash received relating to investing activities
Cash received from bank securities	59,404,380	—	6,650,881	—
Other cash paid relating to investing activities
Cash paid to bank securities	—	81,034,538	—	15,503,032

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

50.	Segment information

The Company is engaged in coal mining and coal railway-transportation business. The Company is not entitled to export directly so that it exports coal through trading companies which are China National Coal Group Corporation, Minerals Trading Co., Ltd., and Shanxi Coal Import & Export Group Corporation. Some subsidiaries in China are engaged in trade and mining machinery machining, also in river and lake transportation business. In view of the assets, total sales and results of operations of such businesses have no significant impact on the Company, the financial report does not disclose these businesses as a segment individually. These business-related data have been included in the coal business.

As the Company’s risks and returns are affected predominantly by differences in the products and services it produces, its primary format in disclosure of segment information is business segment, while its secondary format is geographical segment.

(1)	Primary format for reporting segment information – Business Segment

	Coal mining business		Railway transportation business		Other business		Inter-segment elimination		Unallocated items		Total
	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Operating revenue
External	16,385,159,948	14,292,931,554	210,672,479	165,487,803	—	—	—	—	—	—	16,595,832,427	14,458,419,357
Inter-segment	—	—	103,267,405	206,769,553	—	—	(103,267,405)	(206,769,553)	—	—	—	—
Total	16,385,159,948	14,292,931,554	313,939,884	372,257,356	—	—	(103,267,405)	(206,769,553)	—	—	16,595,832,427	14,458,419,357
Operating expense
– Cost of sales
– External	8,544,992,958	7,888,788,413	186,310,302	101,503,526	—	—	—	—	—	—	8,731,303,260	7,990,291,939
– Inter-segment	—	—	88,053,549	140,494,286	—	—	(88,053,549)	(140,494,286)	—	—	—	—
– Operating expense	2,821,619,515	2,792,201,321	111,271,356	116,506,683	84,502,914	31,053,145	(15,213,856)	(66,275,267)	478,799,931	393,736,027	3,480,979,860	3,267,221,909
	11,366,612,473	10,680,989,734	385,635,207	358,504,495	84,502,914	31,053,145	(103,267,405)	(206,769,553)	478,799,931	393,736,027	12,212,283,120	11,257,513,848
Total operating profit	5,018,547,475	3,611,941,820	(71,695,323)	13,752,861	(84,502,914)	(31,053,145)	—	—	(478,799,931)	(393,736,027)	4,383,549,307	3,200,905,509
Total assets	14,948,016,862	13,498,407,402	813,626,688	933,986,515	3,292,153,257	1,466,313,123	(1,734,498,044)	(575,922,489)	8,006,200,676	7,218,144,145	25,325,499,439	22,540,928,696
Total liabilities	4,210,231,897	3,576,990,029	23,815,600	20,367,522	2,190,804,417	790,529,756	(1,734,498,044)	(575,932,489)	969,912,641	994,701,756	5,660,266,511	4,806,666,574
Additional information
Depreciation and amortization	1,031,556,950	941,968,215	83,195,617	82,888,262	1,952,929	378,135	—	—	17,907,161	27,554,146	1,134,612,657	1,052,788,578
Impairment losses	(4,364,203)	(19,716,674)	—	—	—	—	—	—	—	—	(4,364,203)	(19,716,674)
Capital additions	1,124,216,212	2,322,375,578	68,212,772	41,442,348	1,575,183,299	1,160,045,246	—	—	78,411,398	246,669,276	2,846,023,681	3,770,532,448

The segment accounting policies are consistent with those for the consolidated financial statements.

Inter-segment transfers are measured on the basis of actual transaction price. Segment revenue and expenses are determined by the actual revenue and expenses of each segment.

Notes to the Financial Statements

For the year ended December 31, 2007

IX.	NOTES TO THE FINANCIAL STATEMENTS (continued)

50.	Segment information (continued)

(2)	Secondary format for reporting segment information – Geographical Segment

The Company’s operations are primarily located in the PRC. In December 2004, the Company acquired the South Land Coal Mine in Australia. As more than 90% of all the business is in the PRC, the financial report does not disclose the geographical segment of the Company’s operating income and total assets.

X.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Nature	Statutory representative
Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

(2)	See Note VIII for the detail information of subsidiaries.

(3)	Transactions entered with the Company and key directors and supervisors:

The remuneration paid to key directors and supervisors amounted to RMB 3,096,936 and RMB4,111,103 in 2007 and 2006 respectively. The payment included salary, welfare and bonus paid by money, in-kind and other forms.

Notes to the Financial Statements

For the year ended December 31, 2007

X.	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(4)	Significant transactions entered with the Company and other related parties except for key directors and supervisors in current year:

(a)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2007, the Company had paid RMB2,530,390,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB92,730,000.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the eighth installment before December 31, 2008.

The consideration for the acquisition is determined according to revaluation price.

(b)	Sales and purchases

	The Group		The Company
	2007 RMB ‘000	2006 RMB ‘000	2007 RMB ‘000	2006 RMB ‘000B
Sales and service provided:
Sales of coal
– Yankuang Group and its affiliates	1,014,963	1,069,879	1,014,963	1,069,879
Material and spare parts sales
– Yankuang Group and its affiliates	595,143	496,221	595,143	496,221
– Subsidiaries	—	—	105,658	—
Fixed assets lease
– Subsidiaries	—	—	13,325	—
Entrust Loan Interest
– Subsidiaries	—	—	102,871	40,329
	1,610,106	1,566,100	1,831,960	1,606,429
Purchases
– Yankuang Group and its affiliates	454,469	458,329	454,469	458,329
– Subsidiaries	—	—	22,289	25,321
	454,649	458,329	476,758	483,650

The price of the above transaction is determined according to market price or negotiated price.

Notes to the Financial Statements

For the year ended December 31, 2007

X.	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(4)	Significant transactions entered with the Company and other related parties except for key directors and supervisors in current year: (continued)

(c) Construction services

	The Group		The Company
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000B
Yankuang Group provide construction services for the company and its affiliates:
Yanzhou Coal Mining Injury Rescue Centre	—	52,060		52,060
Transportation system in Nantun Coal Mine Yanzhou Coal Mining	—	39,875	—	39,875
Mining construction for Taihao	46,840	—	—	—
Mining construction for Heze Power	86,722	53,574	—	—
Construction of methane project in Yulin	183,239	161,149	—	—
	316,801	306,658	—	91,935

The price of the above transaction is determined according to market price or negotiated price.

Notes to the Financial Statements

For the year ended December 31, 2007

X.	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(4)	Significant transactions entered with the Company and other related parties except for key directors and supervisors in current year: (continued)

(d) Amount due to or from related parties

		The Group		The Company
Account	Company	At December 31, 2007 RMB	At December 31, 2006 RMB	At December 31, 2007 RMB	At December 31, 2006 RMB
Notes receivable	Yankuang Group and its affiliates	93,466,672	57,195,006	93,466,672	57,195,006
Accounts receivable	Yankuang Group and its affiliates	6,019,424	9,655,076	6,019,424	9,655,076
Other receivables (Note)	Yankuang Group and its affiliates	36,054,895	39,919,268	36,054,895	39,919,268
Other non-current assets	Yankuang Group and its affiliates	50,274,598	1,570,374	104,209	1,570,374
Entrust Loan	Subsidiaries	—	—	2,170,189,800	1,132,504,700
Interest receivable	Subsidiaries	—	—	76,482,715	31,457,046
Other receivable	Subsidiaries	—	—	670,655,172	481,571,183
Prepayments	Subsidiaries	—	—	261,841	4,469,638
Entrust loan due within one year	Subsidiaries	—	—	197,224,200	283,278,300

		185,815,589	108,339,724	3,250,458,928	2,041,620,591

Notes payable	Yankuang Group and its affiliates	15,419,278	—	15,419,278	—
Accounts payable	Yankuang Group and its affiliates	40,929,264	76,620,248	25,321,557	52,377,549
Advances from customers	Yankuang Group and its affiliates	40,737,634	58,022,475	40,737,634	58,022,475
Other payables (Note)	Yankuang Group and its affiliates	736,881,732	955,249,117	535,721,562	858,305,776
Long-term payable due within one year (IX 28 and X (4)(a))	Yankuang Group and its affiliates	11,398,800	10,747,800	11,398,800	10,747,800
Long-term payables (IX 28 and X (4)(a))	Yankuang Group and its affiliates	24,680,160	36,078,960	24,680,160	36,078,960
Other Payable	Subsidiaries	—	—	456,503,147	226,863,140

		870,046,868	1,136,718,600	1,109,782,138	1,242,395,700

Note:	Other receivables due from Yankuang Group and its affiliates are interest free and receivable on demand.

Other payables due to Yankuang Group and its affiliates are interest free and repayable on demand.

Notes to the Financial Statements

For the year ended December 31, 2007

X.	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(4)	Significant transactions entered with the Company and other related parties except for key directors and supervisors in current year: (continued)

(e)	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for 2007 and 2006 are RMB799,274,000 and RMB839,924,000 respectively.

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	The Group and Company
	2007	2006
	RMB’000	RMB’000
Electricity	368,993	349,095
Repairs and maintenance	215,102	246,841
Technical support and training fee	20,000	20,000
Mining rights fees (Note)	12,980	12,980
Public utilities expenses	8,081	9,275
Road transportation fee	60,718	63,448
Gases and eructate expenses	26,000	26,000
Buildings management fee	86,200	86,200
Children tuition fee	40,800	40,800
Others	53,700	53,700

Total	892,574	908,339

Note:	Pursuant to the mining rights agreement which the Parent Company and the Company entered into, the Company paid to the Parent Company an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up five mining rights from February 1998. The annual fee is subject to change after a ten-year period. The expense will be paid until the end of mining right of the last coal mine.

(3)	In 2007 and 2006, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group’s major financial instruments include available for-sales equity instrument, bills and accounts receivable, other loan receivable, other receivables, bank balances and cash, term deposits, restricted cash, bills and accounts payable, other payable, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in Note IX. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

1.	Risk management objectives and policies

The Group’s risk management objectives are to achieve proper balance between risks and yield, minimize the adverse impacts of risks on the Group’s operation performance, and maximize the benefits of the shareholders and other equity investors. Based on these risk management objectives, the Group’s basic risk management strategy is to identify and analyse the industry’s exposure to various risks, establish appropriate bottom line for risk tolerance and implement risk management, and monitor various risks in a timely and reliable manner to ensure risks are under control within certain limits.

1.1.	Market risk

1.1.1 Currency risk

The Group’s sales are denominated mainly in the functional currency of the group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	At December 31, 2007 RMB’000	At December 31, 2006 RMB’000	At December 31, 2007 RMB’000	At December 31, 2006 RMB’000
United States Dollar (“USD”)	2,250	1,354	641,057	808,328
Euros (“EUR”)	47,338	13,932	34,018	76,563
Hong Kong Dollar (“HKD”)	—	—	103,851	457,546
Sterling Pound (“GBP”)	—	—	—	283

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

1.	Risk management objectives and policies (continued)

1.1.	Market risk (continued)

1.1.2. Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed–rate loan receivable (see Note IX 8 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank borrowings (see Note IX 27 for details of these borrowings).

The Group currently does not have any interest rate hedging policy.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrate on the fluctuation of the PBOC arising from the Company’s RMB borrowings.

1.1.3. Other price risk

Investments classified as available-for-sale financial assets which are held by the Group, are measured at fair value at the balance sheet date. Therefore, the Group is exposed to risks of changes in securities market. Up till now, the Company does not have any arrangement on hedging securities price.

1.2.	Credit risk

At December 31, 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The carrying amount of the recognised financial assets in the consolidated balance sheet. For financial instruments measured at fair value, the carrying amount reflects the exposure to risks (but not the maximum exposure to risks); the maximum exposure to risks may change depending on future changes in the fair value.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

1.	Risk management objectives and policies (continued)

1.2.	Credit risk (continued)

The Group generally grants the long-term customers credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2007 and 2006, net sales to the Group’s five largest domestic customers accounted for approximately 23%, and 20%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 11% and 9% of the Group’s net sales for the years ended December 31, 2007 and 2006, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2007 and 2006.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2007 and 2006 are as follows:

	Percentage of accounts receivable At December 31
	2007	2006
Five largest receivable balances	61%	72%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

1.	Risk management objectives and policies (continued)

1.2.	Credit risk (continued)

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		At December 31, 2007		At December 31, 2006
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000
Company A	The PRC	40,000	32,773	30,000	26,075
Company B	The PRC	40,000	31,664	30,000	16,875
Company C	The PRC	20,000	13,645	—	—
Company D	The PRC	10,000	3,896	—	—
Company E	The PRC	10,000	3,756	—	—
Company F	The PRC	—	—	40,000	37,009
Company G	The PRC	—	—	40,000	36,862
Company H	The PRC	—	—	40,000	34,836
			85,734		151,657

As at December 31, 2007, the Group has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (Note IX 8). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 80% of the Group’s total trade receivable as at December 31, 2007 and 2006.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

1.	Risk management objectives and policies (continued)

1.3.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants. The Group relies on bank borrowings as a significant source of liquidity.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %		Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+years RMB’000	Total undiscounted Cashflow RMB’000	Carrying amount at December 31, RMB’000
2007
Non-derivative financial liabilities
Bills payables	N/A		128,210	26,310	—	—	—	154,520	154,520
Accounts payables	N/A		559,346	—	—	—	—	559,346	559,346
Other payables	N/A		1,909,171	—	—	—	—	1,909,171	1,909,171
Non-current liabilities due within one year	N/A		13,248	—	—	—	—	13,248	13,248
Other current liabilities	N/A		19,635	—	—	—	—	19,635	19,635
Bank borrowings	6.84	%-7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000
Long-term payable	N/A		—	—	—	26,496	—	26,496	24,680
			2,629,610	37,635	65,135	202,464	169,799	3,104,643	3,010,600
2006
Non-derivative financial liabilities
Bills payables	N/A		97,473	71,472	—	—	—	168,945	168,945
Accounts payables	N/A		662,673	—	—	—	—	662,673	662,673
Other payables	N/A		1,760,353	—	—	—	—	1,760,353	1,760,353
Non-current liabilities due within one year	N/A		13,248	—	—	—	—	13,248	13,248
Bank borrowings	5.85	%-6.12%	—	—	53,060	231,438	195,063	479,561	380,000
Long-term payable	N/A		—	—	—	39,744	—	39,744	36,079
			2,533,747	71,472	53,060	271,182	195,063	3,124,524	3,021,298

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

2.	Fair value

The fair values of the financial assets are determined as follows:

The fair value of available-for-sales investments are determined with reference to quoted market price.

The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The company’s management believes the book value of the financial assets measured by fair value in the financial statement is closed to the fair value.

3.	Sensitivity analysis

The company analyze the reasonable and possible impact on the current P&L and shareholders equity that the risk variance made by using sensitivity analysis technology. It is seldom that a risk variance takes isolated changes. On the contrary, a certain variance always takes a significant impact on the finalized amount, on condition that there is certain relativity between it and the other variances. Therefore, the following result is based on the assumption that all changes happened in the independent circumstances.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

3.	Sensitivity analysis (continued)

3.1.	Foreign exchange risks

The Company is mainly exposed to the currency of United States Dollar and Hong Kong Dollar. Given the other variables unchanged, the possible reasonable changes to exchange rate may bring following before-tax affects to current year profit and loss.

	USD Impact		HKD Impact
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against Respective foreign currency (Note 1)	62,804	73,140	4,945	21,788
– if RMB strengthens against Respective foreign currency (Note 1)	(62,804)	(73,140)	(4,945)	(21,788)

			USD Impact
			2007	2006
			RMB’000	RMB’000
Increase (Decrease) to profit and loss
– if AUD weakens against Respective foreign currency (Note 2)			(31,305)	(33,466)
– if AUD strengthens against Respective foreign currency (Note 2)			31,305	33,466

Note 1:	This is mainly attributable to the exposure outstanding on assets and liabilities to foreign operations within the company and its subsidiaries in PRC of USD and HKD at year end.
Note 2:	This is mainly attributable to the exposure outstanding on assets and liabilities to foreign operations within the company’s Australia subsidiaries of USD and HKD at year end.

Notes to the Financial Statements

For the year ended December 31, 2007

XI.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

3.	Sensitivity analysis (continued)

3.2.	Interest rate sensitivity analysis

Interest rate risk sensitivity analysis based on the following assumptions:

•	Market interest rates fluctuation have a effect on the interest income or expense of variable interest rate financial instruments.

•	To calculate the fair value fluctuation of financial assets and liabilities by using discounted cash flow method with the market interest rate on balance sheet day.

The possible reasonable changes in interest have no material affect to current profit and loss and equity on the basis of assumptions mentioned above and with the same circumstances of the other variables.

3.3.	Stock market sensitivity analysis

In addition to the above risks relating to financial instruments, the Company is exposed to equity price risk through investment in listed equity securities. The Company currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities. The Company’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Notes to the Financial Statements

For the year ended December 31, 2007

XII.	COMMITMENTS

1.	Capital Commitment

	At December 31, 2007 RMB’000	At December 31, 2006 RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
– Purchase of assets	322,271	1,221,884
– Investment on associate	203,800	99,800
Total	526,071	1,321,684

2.	Other Commitment

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Company has to pay a deposit of RMB1,073 million to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2007, deposit of RMB200 million were made and the Company is committed to further make security deposit of RMB874 million.

XIII.	OTHER IMPORTANT EVENTS

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Power share, Yankuang Group made an irrevocable claim that as soon as it got the mining rights of Zhaolou Mine and Wanfu Mine, the Company had the rights to acquire the mining rights within 12 months from that specific date. Furthermore, if any of the following matters occurred before June 30, 2006: (1) Heze Power failed to obtain the land use rights of Zhaolou Mine and its coal cleaning factory; (2) Yankuang Group failed to obtain the mining rights of Zhaolou Mine; (3) Any other factors led to the Group’s failure in acquiring Zhaolou Mine’s mining rights; the Company had the rights to send back its 95.67% share of Heze Power to the Group. Yankuang Group should pay back the Company the acquisition price, the net capital investment made by the Company to Heze Power, and the interest at a rate of 10% per annum for a twelve-month period. As at March 5, 2007, Yankuang Group had already obtained certain approval from the government on the land use rights of Heze Power coal cleaning factory with some procedures still in the process. And the mining rights of Zhaolou Mine was also successfully obtained on June 28, 2006. Approved by the shareholders’ meeting held on January 30, 2008, Heze Power will purchase the mining rights of Zhaolou Mine from Yankuang Group at a consideration of approximately RMB 747.3 million. The transaction is subject to the final approval by relevant government department.

XIV.	APPROVE OF FINANCIAL STATEMENTS

The Company and the Group financial statements have been approved by board of directors on April 18, 2008.

Supplement

For the year ended December 31, 2007

1.	COMPARISON STATEMENT OF THE FINANCIAL STATEMENTS PREPARED UNDER THE PREVIOUS SYSTEM AND THE NEW CASs

Item	Disclosed in report for year end December 31, 2007	Disclosed in report for year end December 31, 2006	Difference (Note)
Shareholder’s equity as at December 31, 2006 (Previous system)	18,027,020,562	18,027,020,562	—
Income tax	(11,207,245)	(11,207,245)	—
Business combinations:	(290,888,478)	(293,120,780)	2,232,302
Including:
Book value of the goodwill produced by business combinations involving enterprises under common control	(293,120,780)	(293,120,780)	—
Book value of the goodwill produced by business combinations not involving enterprises under common control	2,232,302	—	2,232,302
Available for sales financial assets	33,961,349	33,961,349	—
Financial liabilities classified as at fair value through profit or loss	6,165,000	—	6,165,000
Minority interests presented as Shareholder’s equity	65,488,512	65,488,512	—
Adjust pre-operation expenses using retrospective application	(96,277,578)	—	(96,277,578)
Shareholder’s equity as at December 31, 2006 (new CASs)	17,734,262,122	17,822,142,398	(87,880,276)

Note:	In accordance with the requirements of Article 1 of Accounting Standard for Business Enterprises Interpretation No. 1, for transactions or events with no differences in the accounting treatment between new CASs and IFRSs, except for retrospective adjustment is required under Articles 5 to 19 of ASBE No. 38, according to the information obtained and on the basis of the Company’s financial statements prepared under IFRS, the Company makes retrospective adjustments to other transactions and events related to the changes in accounting policies due to the adoption of the New CASs which are not addressed by Articles 5 to 19 of ASBE No. 38, as well as to the financial statements of the comparative year.

Supplement

For the year ended December 31, 2007

2.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The Reconciliation of difference between IFRS and PRC GAAP has been prepared by Yanzhou Coal Mining Co., Ltd (called “Yanzhou Mining” in belief below) in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15-General Provisions on Financial Reporting (Revised 2007) issued by China Securities Regulatory Commission and Note II—The Preparation Foundation Of Financial.

For the period ended December 31, 2007, under PRC GAAP net profit is RMB2,693,298 thousand and net assets is RMB19,615,690 thousand. The summary of differences of net profit and net assets between PRC GAAP and IFRS in this year is as follows:

	Net assets at December 31, 2007 RMB’000	Net profit for the current period RMB’000
As per the financial statements prepared under PRC GAAP	19,615,690	2,693,298
Adjustments under IFRS:
– Reversal of Wei Jian Fei and Work Safety Expense (1)	1,000,766	342,846
– Reversal of Reform and Specific Development Fund (2)	611,513	164,141
– Business combinations involving enterprises under common control(3)	416,989	(6,053)
– Deferred tax effect (4)	(231,537)	32,988
– Others	4,116	3,230
As per financial statements prepared under IFRS	21,417,537	3,230,450

Supplement

For the year ended December 31, 2007

2.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP (continued)

The differences arise from:

(1)	According to the relevant regulations by Chinese Government, Coal Enterprises should accrue for production maintenance and production safety expenses based on coal production volume which are charged as expense during the current period. The fixed assets, when are generated by production maintenance and production safety expenses, should be carried all over to accumulated depreciation at the same time. Under IFRS, related capital expenditures should be confirmed for the fixed assets in the event and corresponding depreciation method will be used.

(2)	According to the relevant regulations by Chinese Government, Coal Enterprises should accrue for reform and specific development fund based on coal production volume which is charged as expense during the current period. According to IFRS, period expenses should be recognized in the event.

(3)	The acquisition of assets and subsidiaries from Yankuang Group is regarded as business combination involving enterprises under common control. Assets and liabilities that are obtained by the absorbing party in a business combination shall be measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination shall be adjusted to capital reserve. However, according to IFRS, the acquirer shall, at the acquisition date, recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities in fair value. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference shall be recognized as goodwill.

(4)	This adjustment mainly reflected above (1) and (3) GAAP differences for the tax effects of deferred income tax adjustment.

Supplement

For the year ended December 31, 2007

3.	RETURN ON SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

The calculation of return on net assets and EPS has been prepared by Yanzhou Coal Mining Co., Ltd (called “Yanzhou Mining” in belief below) in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 9 – Calculation and Disclosure of Return on Net Assets and Earnings per Share (Revised 2007) issued by China Securities Regulatory Commission.

	Return on shareholders’ equity		Earnings per share RMB
Profit for the reporting period	Fully Diluted	Weighted average	Fully Diluted	Weighted average
Net profit	13.73%	14.45%	0.55	0.55
Net profit excluding extraordinary gain	14.96%	15.74%	0.60	0.60

The supplementary information provided by the management was signed by the following personnel of Yan Zhou Coal Mining Company Limited

Head of the Company:

Chief Financial Officer:

Head of Accounting Department:

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310